Filed Pursuant to Rule 424(b)(1)

Registration File No. 333-110377

PROSPECTUS

3,200,000 Shares

Pacific Mercantile Bancorp

Common Stock

We are offering 3,200,000 shares of our common stock with this prospectus. Our common stock is traded on the Nasdaq National Market under the symbol “PMBC.” On December 8, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $9.27 per share.

Investing in the shares involves certain risks.

See “ Risk Factors” beginning on page 9.

	Per Share	Total
Public offering price	$9.250	$29,600,000
Underwriting discount	$0.555	$1,776,000
Proceeds before expenses	$8.695	$27,824,000

We estimate the cash expenses of this offering will be approximately $700,000 and will include a non-accountable expense allowance to the managing underwriter equal to 0.75% of the gross offering proceeds from the sale of the 3,200,000 shares offered hereby. We have also agreed to issue a warrant to Paulson Investment Company, Inc., as representative of the underwriters, entitling it to purchase 224,000 shares of common stock, at a per share price of $11.10 (120% of the initial public offering price). Other terms of the warrant are described under the heading “Underwriting.”

The underwriters may purchase up to an additional 480,000 shares from us at the public offering price, less the underwriting discount, within 45 days from the date of this prospectus, to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is unlawful for any person to state otherwise.

Paulson Investment Company, Inc.

I-Bankers Securities Incorporated

The date of this Prospectus is December 8, 2003.

LOS ANGELES COUNTY
ORANGE COUNTY
SAN DIEGO COUNTY
PACIFIC OCEAN
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134
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101
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60
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BEVERLY HILLS FINANCIAL CENTER
LA HABRA FINANCIAL CENTER
COSTA MESA FINANCIAL CENTER
COSTA MESA CORPORATE HEADQUARTERS
NEWPORT BEACH FINANCIAL CENTER
SAN CLEMENTE FINANCIAL CENTER
PMBANK.COM FINANCIAL CENTER
PMB SECURITIES
LA JOLLA FINANCIAL CENTER

PACIFIC MERCANTILE BANK

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If any one provides you with different or inconsistent information, you should not rely on it. Information contained on our Web site does not constitute a part of this prospectus. The information in this prospectus may only be accurate as of the date appearing on the cover page of this prospectus, regardless of the time this prospectus is delivered or our common stock is sold.

We are not, and the underwriters are not, making an offer to sell the shares in any jurisdiction where the offer or sale is not permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or the possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable in that jurisdiction.

Pacific Mercantile Bank™ and PMB Internet Bank™ are trademarks of Pacific Mercantile Bancorp. All other brand names or trademarks appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary provides highlights of the information contained elsewhere in this prospectus. It does not contain all of the information you should consider before purchasing our shares. Therefore, you should read this prospectus in its entirety, including the risk factors and the consolidated financial statements and related footnotes appearing elsewhere in this prospectus. References to “we,” “us,” “our” and the “Company” generally refer to Pacific Mercantile Bancorp and our wholly-owned subsidiaries, on a consolidated basis, including Pacific Mercantile Bank, which accounts for substantially all of our operations, revenues and expenses. The term “Bank” generally refers to Pacific Mercantile Bank. Additionally, the term “commercial bank” is used in this prospectus to refer to banks for which commercial lending is a material source of their revenues and does not include savings banks or thrift or other depository institutions that, although classified as banks for regulatory purposes, concentrate on making real estate or consumer loans that account for more than 90% of their lending revenues.

Pacific Mercantile Bancorp

We are the largest and fastest growing commercial banking organization headquartered in Orange County, California according to data compiled by the FDIC. We conduct our operations principally through Pacific Mercantile Bank, our wholly-owned California state chartered commercial bank. The Bank also is a member of the Federal Reserve System. We provide a broad range of commercial loan and deposit products, other commercial and mortgage banking services and securities brokerage services primarily to middle market businesses and firms, professionals and consumers in Southern California.

We commenced operations in March 1999, with a single banking office located in Newport Beach, California, and ended that year with $91 million in total assets. We now operate six full service banking and financial centers (which we refer to as financial centers), located in Orange, Los Angeles and San Diego Counties and a separate Internet bank branch which enables our customers to conduct many of their banking transactions with us more conveniently, day or night, from their homes or offices. As of September 30, 2003 we had grown to $657 million in consolidated total assets, $303 million in net loans (exclusive of loans held for sale), $472 million in total deposits, and $39 million in shareholders’ equity.

We compete with independent or community banks, on the one hand, and much larger banks that operate extensive networks of branch banking offices, on the other. Those community banks generally range in size from $20 million to $500 million in assets and compete primarily by offering their customers personalized and responsive services. The larger banks generally have assets well in excess of $1 billion and compete primarily by making larger loans and offering more extensive banking and financial services, including Internet banking services, than do community banks.

Our growth and expansion are the result of our adherence to a business plan that was created by our founders, who included both experienced banking and computer professionals. Based on that business plan, we have established a commercial banking organization which:

•	offers our customers the best attributes of a community bank, which are personalized and responsive service that we believe is attractive to middle market customers that are often overlooked or underserved by larger banks;

•	has taken advantage of technological advances to provide our customers the convenience of Internet and electronic banking, which we believe has given us the ability to attract business and other customers whose banking needs have outgrown the capabilities or resources of their community banks, but who still prefer the personalized and responsive services of an independent bank that we offer;

•	has built a technology and systems infrastructure that will support the planned expansion of our banking franchise and will enable us, we believe, to achieve greater operating efficiencies that will be reflected more dramatically in our operating results as our banking franchise matures and grows; and

•	has adhered to stringent credit underwriting standards in order to maintain the quality of our earning assets which is important to achieving further growth and profitability.

Our Business Strategy

It is our plan to continue to expand our banking franchise by establishing additional full service financial centers, primarily in Southern California. We also believe we are well positioned to take advantage of an improving economy and anticipated increases in interest rates, which should help us to achieve internal growth and to increase our net interest margins and the profitability of our existing operations. The principal elements of our strategy include:

Expanding our Network of Financial Centers

We plan to open at least three additional financial centers over the next two years, either by opening new financial centers or acquiring community banks, or bank branches, primarily in selected strategic locations in Southern California.

Attracting New Customers

We will continue to focus on attracting additional customers by:

•	offering a broad selection of products and services that are typically available only from much larger banks;

•	providing a higher level of convenience and access to our services made possible by our Internet and electronic banking systems that we have found are not typically available from community banks in our service areas;

•	conducting marketing programs designed to enhance our presence in our markets; and

•	offering courteous customer service provided by experienced banking professionals, in order to enhance customer satisfaction and loyalty.

Achieving Internal Growth

We intend to achieve further internal growth by:

•	increasing commercial loan volume;

•	continuing to maintain loan quality; and

•	cross-selling our varied services and products to our customers.

Continuing to Improve our Technology

We plan to continue to take advantage of technological advances to:

•	enhance the services and financial tools that we can offer our customers; and

•	achieve greater operating efficiencies in our business.

Company Information

We are a bank holding company registered as such, with the Board of Governors of the Federal Reserve, under the Bank Holding Company Act of 1956. We were incorporated in California in 2000 to acquire and become the holding company of the Bank, an acquisition that we completed in June 2000. In 2002 we formed PMB Securities Corp., registered securities broker dealer and member of the National Association of Securities Dealers, Inc., that provides retail securities brokerage services and investment products to our customers.

Our executive offices are located at 949 South Coast Drive, Suite 300, Costa Mesa, California 92626, where our main telephone number is (714) 438-2500. Our Internet web site address is www.pmbank.com. Information contained on our web site is not a part of this prospectus.

THE OFFERING

Common Stock Offered	3,200,000 shares

Common Stock Outstanding after the Offering(1)	9,601,248 shares

Use of Proceeds	We intend to use approximately $15 million to provide the capital that we will need to establish three additional financial centers in Southern California over the next 18-24 months, either by opening new financial centers or acquiring one or more banks. The remainder of the net proceeds will be used for working capital and other corporate purposes, which may include the acquisition of other banks or financial service businesses.

Nasdaq National Market Symbol	PMBC

(1)	The 9,601,248 shares that will be outstanding after the offering will include the shares offered by this prospectus, but will exclude:

•	991,748 shares that may be purchased on exercise of outstanding stock options at a weighted average exercise price of $6.41;

•	256,482 shares that are available for future stock option grants under the Company’s 1999 Stock Incentive Option and Nonqualified Option Plan;

•	250,000 shares that may be purchased on exercise of outstanding stock purchase warrants exercisable at a price of $9.60 per share; and

•	224,000 shares exercisable one year from the date of this prospectus pursuant to stock purchase warrants, which will be issued on completion of this offering to Paulson Investment Company, Inc., as representative of the underwriters, and will be exercisable at a price of $11.10 per share (120% of the initial public offering price of the shares sold in this offering).

Unless otherwise specifically stated, all share and per share information in this prospectus assumes:

•	no exercise of outstanding options or warrants to purchase shares of common stock;

•	no exercise of the underwriters’ over-allotment option; and

•	no exercise of the representative’s warrants referred to above.

Summary Consolidated Financial Data

(Dollars in thousands, except per share data)

You should read the summary consolidated financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements included elsewhere in this prospectus. The adjusted balance sheet data presented below reflects the sale of 3,200,000 shares of our common stock in this offering at $9.25 per share (less estimated underwriting commissions and discounts and offering expenses).

	Years Ended December 31,				Nine Months Ended September 30,
	1999(1)	2000	2001	2002	2002	2003
					(Unaudited)
Selected Statement of Operations Data:
Total interest income	$2,100	$9,600	$12,230	$18,351	$12,056	$18,403
Total interest expense	880	3,487	3,658	6,307	3,806	8,243

Net interest income	1,220	6,113	8,572	12,044	8,250	10,160
Provision for loan losses	750	400	550	755	455	1,115

Net interest income after provision for loan losses	470	5,713	8,022	11,289	7,795	9,045
Noninterest income	94	994	3,426	6,096	3,478	6,832
Noninterest expense	3,314	6,580	10,157	14,825	10,412	13,008

Income (loss) before income taxes	(2,750)	127	1,291	2,560	861	2,869
Income tax expense (benefit)	—	—	(534)	1,044	348	1,074

Net income (loss)	$(2,750)	$127	$1,825	$1,516	$513	$1,795

Per share data:
Net income (loss) per share
Basic	$(1.12)	$0.02	$0.29	$0.24	$0.08	$0.28

Diluted	$(1.12)	$0.02	$0.28	$0.23	$0.08	$0.27

Weighted average shares outstanding
Basic	2,466,114 (1)	5,098,796	6,337,213	6,377,642	6,370,146	6,400,423
Diluted	2,466,114 (1)	5,198,442	6,498,482	6,536,856	6,538,175	6,677,734

	December 31,				September 30, 2003
	1999	2000	2001	2002	Actual	As Adjusted
					(Unaudited)
Selected Balance Sheet Data:
Cash and cash equivalents(2)	$38,498	$47,588	$35,117	$31,195	$61,657	$88,781
Total loans, net(3)	47,043	98,345	147,765	221,999	302,966	302,966
Total assets	91,165	162,617	266,434	573,935	657,178	684,302
Total deposits	74,500	124,287	211,462	422,642	471,785	471,785
Subordinated debt(4)	—	—	—	17,000	17,000	17,000
Total shareholders’ equity	16,018	34,689	36,678	38,969	39,047	66,171
Book value per share	N/M	$5.48	$5.76	$5.99	$6.27	$7.01

(1)	The Company began operations as of March 1, 1999. Per share data has been retroactively adjusted in fiscal 1999 and 2000 for a 1.25-for-1.00 stock split effectuated on May 21, 1999 and a 2-for-1 stock split effectuated on April 14, 2000.

(2)	Cash and cash equivalents include cash and due from other banks and federal funds sold.

(3)	Net of allowance for loan losses does not include loans held for sale of $3 million, $11 million, $64 million and $57 million, at December 31, 1999, 2000, 2001 and 2002, respectively, and $27 million at September 30, 2003.

(4)	Subordinated debt consists of trust preferred securities.

	December 31,				September 30, 2003(1)
	1999	2000	2001	2002
					(Unaudited)
Selected Financial Ratios:
Return on average assets	(7.37)%	0.10%	0.94%	0.40%	0.39%
Return on average equity	(33.12)%	0.49%	5.11%	4.00%	6.12%
Ratio of average equity to average assets	22.26%	19.45%	18.42%	9.94%	6.38%

(1)	These ratios have been annualized.

RISK FACTORS

An investment in our common stock involves certain risks and uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this prospectus, before purchasing our shares in this offering. If the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer, and the trading price of our common stock could fall, causing you to lose some or all of your investment in the shares we are offering.

The shares we offer are not savings accounts, deposits or other obligations of a bank. The shares are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Risks Related to Our Business

We face intense competition from other banks and financial institutions that could hurt our business.

We conduct our business operations in Southern California. The banking business in Southern California is highly competitive and is dominated by a relatively small number of large multi-banks with offices operating over wide geographical areas. We also compete with independent and community banks and other financial service businesses, mutual fund companies, and securities brokerage and investment banking firms that offer competitive banking and financial products and services. The larger banks, and some independent banks and financial institutions, have greater resources that enable them to conduct extensive advertising campaigns and to shift resources to regions or activities of greater potential profitability. Some of these banks and institutions have substantially more capital and higher lending limits that could enable them to attract larger clients, and offer financial products and services that we are unable to offer, particularly with respect to attracting loans and deposits.

Increased competition may prevent us from achieving increases, or could even result in a decrease, in our loan volume or deposit accounts. Increasing loan volume most directly affects a bank’s ability to increase interest income and net interest income, which is the difference between the interest we earn on our interest-earning assets and the interest we must pay on deposits and other interest-bearing liabilities. Also, an inability to increase deposits could impair our ability to make additional loans and investments. Moreover, even if we are able to increase deposits, unless a significant portion of such an increase is comprised of lower cost “core” deposits, such as checking and savings deposits, our net interest income and operating results could suffer. In order to compete for loans and deposits, we may be required to reduce interest rates and loan fees to attract new loans or to increase interest rates that we offer to attract time deposits, either or both of which could, in turn, reduce our net interest income and operating results.

Adverse changes in economic conditions in Southern California could disproportionately harm our business.

The large majority of our customers and the properties securing our loans are located in Southern California. A worsening or even a continuation of the economic slowdown that has affected Southern California during the past three years, could harm our business by:

•	reducing loan demand which, in turn, would lead to reduced net interest margins and net interest income;

•	affecting the financial capability of borrowers to meet their loan obligations which could, in turn, result in increases in loan losses and require increases in provisions made for possible loan losses, thereby reducing our earnings; and

•	leading to reductions in real property values that, due to our reliance on real property to secure many of our loans, could make it more difficult for us to prevent losses from being incurred on non-performing loans through the sale of such real properties.

Additionally, real estate values in California have been increasing rapidly in recent years. In the event that these values are not sustained or other events, such as earthquakes or fires, that may be more prevalent in Southern California, cause a decline in real estate values, our collateral coverage for our loans will be reduced and we may suffer increased loan losses.

Adverse changes in national economic conditions and Federal Reserve Board monetary policies could affect our operating results.

Our ability to achieve and sustain profitability is substantially dependent on our net interest income. Like most banking organizations and other depository institutions, our interest income is affected by a number of factors outside of our control, including changes in market rates of interest, which in turn are affected by changes in national economic conditions and national monetary policies adopted by the Board of Governors of the Federal Reserve System (commonly known as the Federal Reserve Board). During the past three years, the Federal Reserve Board has followed a policy of reducing interest rates in an effort to stimulate the national economy. Those interest rate reductions, coupled with continued sluggishness in the economy, have led to decreases in our net interest margin (net interest income expressed as a percentage of average interest earning assets) and have made it more difficult to increase earnings. We cannot predict how long the slowness in the economy will continue and whether or when interest rates will increase and, thereby, lessen downward pressure on net interest margins. On the other hand, increases in interest rates would require us to increase the rates of interest we must pay to attract and maintain our deposits. If we are unable to effectuate commensurate increases in the rates we are able to charge on existing or new loans due to competitive pressures or contractual restrictions on our ability to increase interest rates on existing loans, our net interest margin may suffer despite the increase in interest rates. Changes in economic conditions and increasing rates of interest also could cause potential borrowers to fail to qualify for our loan products and reduce loan demand, including mortgage refinancings, thereby reducing our net interest margins and our noninterest income, which, in the past, helped to offset, to some extent, the impact of declining interest rates on our operating results. In addition, changes in economic conditions could adversely affect the financial capability of borrowers to meet their loan obligations which could result in loan losses and require increases in provisions made for possible loan losses, which could reduce our income.

We have a limited operating history and our business strategy may not prove to be successful.

Our business strategy is based on the premise that the combination of personalized service we are able to provide as an independent bank, responsive and flexible services that our Internet and electronic business banking services offer, and the efficiencies provided by our technology and systems infrastructure, will give us competitive advantages that will enable us to gain additional market share and achieve further growth and profitability. There is no assurance, however, that this premise will prove to be correct or that we will be successful in implementing our business strategy.

We have less than five years of operating history, which makes it difficult to predict our future performance. Most of the banks with which we compete have been in business for 20 years or longer. The larger banks with which we compete also have substantially greater financial and marketing resources which provide them with advantages we do not enjoy and which they can use in competing with us for customers. Additionally, although we have grown to nearly $700 million in assets in a relatively short period of time, the larger banks with which we compete are many times our size and have much greater presence than we do.

On the other hand, the community banks with which we compete may improve their technological capabilities and thereby offset the current advantages we believe we have in computer and Internet technology. Additionally, Southern California is geographically dispersed and we are not well known in areas outside of Orange County where we expect to establish new financial centers. As a result, we may not succeed in establishing a presence sufficient to capture a meaningful share of the banking market in those areas or in making our operations in those areas sufficiently profitable to improve our overall financial performance. Finally, we may encounter greater competition from the existing banks and other financial institutions in those areas than we have faced in Orange County, where we have achieved most of our growth.

Rapid growth could strain our resources and lead to operating problems or inefficiencies.

We have grown substantially in the past four years by opening new financial centers. We intend to open additional financial centers, either by acquiring one or more community banks or opening new offices primarily in Southern California in the next two years. The acquisition of another bank or the opening of new offices results in increased operating expenses until the acquired banking operations or new banking offices attract sufficient business to cover operating expenses, which can take as long as six to twelve months. There is no assurance, however, as to how long it would take to integrate an acquired bank into our operations or for an acquired bank or new banking offices to begin generating positive cash flow and earnings. Also, we cannot assure that we will be able to adequately manage our growth, which will make substantial demands on the time and attention of management and on our capital resources. The failure to prepare appropriately and on a timely basis for growth could cause us to experience inefficiencies or failures in our service delivery systems, regulatory problems, an erosion in customer confidence, unexpected expenses or other problems.

Additionally, acquisitions of banks are extremely time consuming and expensive, and, in the case of bank acquisitions, subject to regulatory control. Expansion through the acquisition of other banks may also have the following consequences:

•	expenses of any undisclosed or potential legal liabilities of the acquired bank;

•	costs, delays and difficulties of integrating the acquired bank’s operations, technologies and personnel into our existing operations, organization and culture;

•	possible regulatory agency required divestiture of certain assets; and

•	issuances of equity securities to pay for acquisitions which may be dilutive to existing shareholders.

We could incur losses on the loans we make.

The failure or inability of borrowers to repay their loans is an inherent risk in the banking business. We take a number of measures designed to reduce this risk, including the maintenance of stringent loan underwriting policies and the establishment of reserves for possible loan losses and the requirement that borrowers provide collateral as security for the repayment of their loans, such as real property, equipment and other assets, which we can sell in the event they fail to pay their loans. However, the ability of borrowers to repay their loans, the adequacy of our reserves and our ability to sell collateral for amounts sufficient to offset loan losses are affected by a number of factors outside of our control, such as changes in economic conditions, increases in market rates of interest and changes in the condition or value of the collateral securing our loans. As a result, we could incur losses on the loans we make that will hurt our operating results and weaken our financial condition. In addition, in such an event bank regulatory agencies might impose restrictions on our operations that could increase the cost of our operations, restrict our growth and prevent us from achieving our business goals and objectives.

Government regulations may impair our operations or restrict our growth.

We are subject to extensive supervision and regulation by federal and state bank regulatory agencies. The primary objective of these agencies is to protect bank depositors and other customers and not shareholders, whose respective interests will often differ. The regulatory agencies have the legal authority to impose restrictions which they believe are needed to protect depositors and customers of banking institutions, even if they will restrict the ability of the banking institution to expand its business and introduce new financial products and services. Aspects of our operations that are affected by bank regulatory agencies include:

•	the amount of capital we must maintain;

•	the kinds of activities in which we will be permitted to engage;

•	the kinds and amounts of investments we are permitted to make;

•	the number and locations of our offices;

•	how much interest we may pay on checking account deposits;

•	insurance of our deposits and the premiums we must pay for this insurance; and

•	how much cash we must set aside as reserves for deposits.

Due to the complex and technical nature of many of the government regulations to which banks and bank holding companies are subject, inadvertent violations may occur. In such an event, we would be required to correct or implement measures to prevent a recurrence of such violations. If more serious violations were to occur, the regulatory agencies could limit our activities or growth, fine us or ultimately put us out of business. Bank regulations can hinder our ability to compete with financial services companies that are not regulated or are less regulated. Additionally, national banks, which are federally chartered, may be exempt from certain restrictions that may be imposed on us as a state chartered bank by state laws or banking authorities.

If our financial performance or financial condition were to deteriorate, federal and state bank regulatory policies could impose restrictions on our operations that could increase the cost of our operations and make it more difficult to achieve further growth. Additionally, changes in state or federal regulatory policies, such as increases in capital requirements or in loan loss reserve or asset/liability ratio requirements, could adversely affect earnings by reducing yields on earning assets or increasing operating costs.

Our computer and network systems may be vulnerable to unforeseen problems and security risks.

The computer systems and network infrastructure that we use to provide automated and Internet banking services could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure, earthquakes and similar catastrophic events. Any damage or failure that causes an interruption in our banking services could harm our business, operating results and financial condition.

In addition, our operations are dependent on our ability to protect our computer systems and network infrastructure from damage that could occur from physical break-ins, security breaches and other disruptive problems caused by the technology that we employ in our operations. Computer break-ins and security breaches could jeopardize the security of information stored in and transmitted through such computer systems and network infrastructure, which could cause us to incur significant liability. Other disruptions due to problems on the Internet or actions of Internet users could make it difficult for our customers to access and retrieve information and conduct banking transactions at our web site. In either case, problems of this nature could lead existing customers to terminate their banking relationships with us and could make it more difficult for us to attract new banking customers, which could undermine our business strategy. Although we intend to continue to implement the latest security technology to prevent such disruptions and damage, there is no assurance that our security measures will continue to be successful.

The loss of key personnel could hurt our financial performance.

Our success depends to a great extent on the continued availability of our existing management, in particular on Raymond E. Dellerba, President and Chief Executive Officer. In addition to their skills and experience as bankers, these officers provide us with extensive community ties upon which our competitive strategy is partially based. We do not maintain key-man life insurance on these executives, other than Mr. Dellerba. As a result, the loss of the services of any of these officers could harm our business strategy.

In order to achieve the expansion we intend to pursue, it also will be necessary to attract and thereafter retain other key employees in a variety of positions, including experienced bank managers. Competition for such employees is intense. We cannot assure you that we will be able to retain our existing key employees or to attract or retain a sufficient number of additional qualified employees to meet our business requirements or succeed in achieving our growth strategy.

We may be adversely affected if we are unable to adequately safeguard our intellectual property rights from unauthorized use.

We rely on a combination of trade secrets and other intellectual property law, nondisclosure agreements and other protective measures to preserve our proprietary rights to our software and other elements of automated banking systems. These measures afford only limited protection and may not preclude competitors from developing products or processes similar or superior to ours.

Although we implement protective measures and intend to defend our proprietary rights, there can be no assurance that these efforts will succeed. We may have to litigate to protect our trade secrets and know how or to determine the enforceability, scope and validity of our proprietary rights and the proprietary rights of others. Enforcing or defending our proprietary rights could be expensive and might not bring us timely and effective relief.

If we fail to adequately protect our intellectual property, we may lose some of the competitive advantage that our computer and other automated systems provide and that may have material adverse effects on our business or operating results.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to our practices, our reputation may be harmed or we may be subject to litigation.

Risks Related to this Offering

Our shares will be subject to stock price volatility.

The market price of our common stock has been subject to volatility and trading in our shares has been limited, and such price volatility and limited trading may continue, notwithstanding the increase in our outstanding shares, as a result of this offering. In particular, trading volume historically has been low and the market price of our common stock has not increased dramatically since we completed our initial public offering in June 2000. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:

•	our perceived prospects;

•	variations in our operating results and whether we have achieved our key business goals;

•	the limited number of shares of our common stock available for purchase or sale in the public markets;

•	sales or purchases of large blocks of our shares;

•	changes in, or our failure to meet, our earnings estimates;

•	changes in securities analysts’ buy/sell recommendations;

•	differences between our reported results and those expected by investors and securities analysts;

•	market reaction to any acquisitions that might be announced by us or by our competitors;

•	developments in the banking markets and in the financial markets; and

•	general economic, political or stock market conditions.

Recent events have caused stock prices for many companies, including ours, to fluctuate in ways unrelated or disproportionate to their operating performance. The general economic, political and stock market conditions that may affect the market price of our common stock are beyond our control. The market price of our common stock at any particular time may not remain the market price in the future. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. Any such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

Regulations Applicable to Bank Holding Companies and Banks may delay or prevent a change in control.

Acquisitions of more than 5% of the shares of a bank holding company or a commercial bank require prior approval of the primary federal regulatory agency and, in the case of a state chartered bank, its state regulatory agency. Additionally, the acquisition of a bank holding company or a bank requires the filing of applications with those agencies and a review process that can take several months. Additionally, any corporation, partnership or other entity or group that acquires more than 5% of a bank holding company or bank may become subject to regulation as a bank holding company under the Holding Company Act of 1956, as amended. Such laws and related government regulations may hinder or even prevent a change in control of the the Company.

We do not know when we might be able to pay cash dividends on our common stock in the future.

We have never declared or paid cash dividends on our common stock, choosing instead to retain funds and earnings to support our growth. Although it is our longer term objective to begin paying cash dividends, government capital requirements and our planned growth are likely to require us to retain our funds and earnings to support our operations and growth at least for the next two years. Additionally, even if we desire to pay cash dividends at a future date, our ability to do so will depend on a number of factors, such as our operating results and the cash needs of our business, and other factors outside of our control, including regulatory capital requirements or restrictions imposed on us by regulatory agencies and market conditions.

FORWARD LOOKING STATEMENTS

This prospectus contains forward looking statements that discuss our expectations and beliefs regarding our future operations or future financial performance, our business strategy and growth and financial and other trends in our business or industry, including in the sections of this prospectus entitled “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” These statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, these statements use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “project,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Forward looking statements are based on current information and when considering forward looking statements you should keep in mind the risk factors and other cautionary statements or uncertainties discussed in this prospectus. The risk factors discussed above and other cautionary statements, factors and uncertainties discussed elsewhere in this prospectus could cause our financial condition or operating results in the future to differ significantly from those reflected in any forward looking statements. Due to such risks and uncertainties, readers are cautioned not to place undue reliance on forward looking statements contained in this prospectus, which speak only as of the date of this prospectus. Except as may otherwise be required by law, we undertake no obligation to update or revise any forward looking statements for any reason after the date of this prospectus to conform those statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We expect to receive approximately $27.1 million from the sale of the shares in this offering, or approximately $31.3 million if the underwriters’ over-allotment option is exercised in full, after deducting underwriting discounts and offering expenses.

We intend to use the net proceeds from this offering for expansion of our network of financial centers, for funding of internal growth and for working capital and other general corporate purposes.

Expansion of Financial Center Network.    As a general rule bank regulatory agencies will require a banking organization that is implementing a growth plan such as ours, to increase capital by approximately $1 million for each $10 million of asset growth. Based on that requirement and the assets we believe each additional financial center can contribute to our total assets, we estimate that we will need, on average, approximately $5 million of capital for each additional financial center we establish. As a result, we plan to use approximately $15 million for the addition of three financial centers during the next 18-24 months, either by opening new financial centers or acquiring one or more banks or banking offices. We expect that the opening of a new financial center will require $750,000 to $1 million to design, build out and equip the center, and to fund the first 6 to 12 months of its operations, by which time we would expect the financial center to be generating positive cash flow. The remainder of the $15 million will be used, together with deposits that will be generated by the new financial centers, to fund loans, investments and other interest earning assets at those financial centers. If we acquire any banks, we would use these proceeds to fund the acquisition and the costs of integrating the banking offices of any acquired bank into our operations.

Funding Growth of Existing Operations and Providing for Working Capital and Other General Corporate Purposes and Other Possible Acquisitions.    The remaining net proceeds will be used to provide capital to fund the growth of earning assets at our existing financial centers and for working capital and other corporate purposes, which could include the acquisition of other banks or other financial service businesses, should opportunities to do so arise.

At the present time we are not in negotiations with any banks or other businesses that might be candidates for acquisition.

Pending these uses, we intend to invest the net proceeds in federal funds sold or in marketable, interest-earning investment grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq National Market under the symbol “PMBC.” The following table presents the high and low sales prices for our common stock, as reported on the Nasdaq National Market during the calendar quarters indicated below:

	High	Low
Year Ended December 31, 2001
First Quarter	$7.56	$5.75
Second Quarter	$7.15	$6.10
Third Quarter	$8.35	$6.31
Fourth Quarter	$8.00	$6.00

Year Ended December 31, 2002
First Quarter	$9.70	$7.40
Second Quarter	$9.46	$6.95
Third Quarter	$7.65	$5.60
Fourth Quarter	$7.50	$6.60

Year Ending December 31, 2003
First Quarter	$7.99	$7.00
Second Quarter	$10.60	$7.30
Third Quarter	$10.00	$8.66
Fourth Quarter (through December 3, 2003)	$10.22	$8.70

The last reported sales price of our common stock on the Nasdaq National Market on December 8, 2003, was $9.27 per share. As of September 30, 2003 there were approximately 267 holders of record of our common stock.

DIVIDEND POLICY

Policy

It is the current policy of the Board of Directors to retain earnings to support future growth and, therefore, there are no current plans to pay cash dividends. We intend to review that policy sometime during the next 18 to 24 months to determine whether to begin paying cash dividends on our common stock. However, any change in that policy will depend on our future earnings, capital requirements, regulatory policies and market conditions. As a result, there is no assurance that we will pay cash dividends in the foreseeable future. See “—Restrictions on the Payment of Dividends” below.

Restrictions on the Payment of Dividends

The principal source of funds available to us to pay cash dividends will be cash dividends from the Bank, at least until such time, if any, as we may acquire or develop other businesses. Therefore, government regulations, including the laws of the State of California, as they pertain to the payment of cash dividends by California state chartered banks, limit the amount of funds that would be available to us to pay cash dividends in the future. In particular, California law places a statutory restriction on the amounts of cash dividends a bank may pay to its shareholders. Under that law, cash dividends by a California state chartered bank may not exceed, in any calendar year, the lesser of (i) net income of the bank for the year and retained net income from the preceding two years (after deducting all dividends paid during the period), or (ii) the bank’s retained earnings. At September 30, 2003, the Bank’s retained earnings totaled approximately $3.2 million.

Additionally, because the payment of cash dividends has the effect of reducing capital, capital requirements imposed on bank holding companies and commercial banks often operate, as a practical matter, to preclude the payment, or limit the amount of, cash dividends otherwise permitted by California law; and the federal bank regulatory agencies, as part of their supervisory powers, generally require insured banks to adopt dividend policies which limit the payment of cash dividends much more strictly than do applicable state laws.

Section 23(a) of the Federal Reserve Act restricts any bank subsidiary of a bank holding company, such as the Bancorp, from extending credit to its bank holding company unless the loans are secured by specified obligations and limits the amount of such loans to an aggregate of no more than 10% of the bank subsidiary’s capital and retained earnings. The Bancorp does not have any present intention to obtain any borrowings from the Bank. See “Business—Supervision and Regulation.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2003, and on an as adjusted basis to give effect to the sale of 3,200,000 shares of common stock in this offering at $9.25 per share and the receipt of the proceeds from that sale, net of underwriting discounts and estimated offering expenses.

	September 30, 2003
	Actual	As Adjusted
	(Dollars in thousands)
	(unaudited)
Shareholders’ equity:
Preferred shares, no par value; 2,000,000 shares authorized; no shares issued or outstanding	$—	$—
Common shares, no par value; 20,000,000 shares authorized and 6,401,248 shares issued and outstanding (actual) and 9,601,248 shares issued and outstanding (as adjusted)	37,871	64,995
Retained earnings	2,270	2,270
Accumulated other comprehensive income	(1,094)	(1,094)

Total shareholders’ equity	$39,047	$66,171

The table above assumes that there will be no exercise of the underwriters’ over-allotment option and excludes the potential dilutive effect of the following securities:

•	991,748 shares of common stock issuable, under our 1999 Stock Incentive Plan, on exercise of stock options outstanding as of September 30, 2003 at a weighted average exercise price of $6.41 per share;

•	256,482 shares of common stock reserved for future for the grant of future options under our 1999 Stock Incentive Plan; and

•	250,000 shares of common stock issuable on exercise of underwriters’ stock purchase warrants, at an exercise price of $9.60 per share, issued in connection with our initial public offering in June 2000.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected operating statement data set forth below for the fiscal years ended December 31, 2000, 2001 and 2002, and the selected balance sheet data at December 31, 2000, 2001 and 2002, are derived from our audited consolidated financial statements included elsewhere in this prospectus and were audited by Grant Thornton LLP, independent certified public accountants. The selected operating statement data set forth below for the fiscal year ended December 31, 1999 and the selected balance sheet data at December 31, 1999, are derived from our audited consolidated financial statements that are not included in this prospectus and that were audited by Arthur Andersen LLP, independent certified public accountants. The selected operating statement data set forth below for the nine month periods ended September 30, 2002 and 2003, and the selected balance sheet data at September 30, 2003 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus, and, in the opinion of our management, include all adjustments, consisting principally of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with our audited consolidated financial statements. Our historical results are not necessarily indicative of the results of operations for future periods, and the results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year ending December 31, 2003. These selected financial data should be read in conjunction with our consolidated financial statements and notes thereto and also with Management’s Discussion and Analysis of Financial Condition and Results of Operations, included in this prospectus.

	Year Ended December 31,				Nine Months Ended September 30,
	1999(1)	2000	2001	2002	2002	2003
	(Dollars in thousands except per share information)
Selected Statement of Operations Data:
Total interest income	$2,100	$9,600	$12,230	$18,351	$12,056	$18,403
Total interest expense	880	3,487	3,658	6,307	3,806	8,243

Net interest income	1,220	6,113	8,572	12,044	8,250	10,160
Provision for loan losses	750	400	550	755	455	1,115

Net interest income after provision for loan losses	470	5,713	8,022	11,289	7,795	9,045
Noninterest income	94	994	3,426	6,096	3,478	6,832
Noninterest expense	3,314	6,580	10,157	14,825	10,412	13,008

Income (loss) before income taxes	(2,750)	127	1,291	2,560	861	2,869
Income tax expense (benefit)	—	—	(534)	1,044	348	1,074

Net income (loss)	$(2,750)	$127	$1,825	$1,516	$513	$1,795

Per share data:
Net income (loss) per share—basic	$(1.12)	$0.02	$0.29	$0.24	$0.08	$0.28

Net income (loss) per share—diluted	$(1.12)	$0.02	$0.28	$0.23	$0.08	$0.27

Weighted average shares outstanding
Basic	2,466,114	5,098,796	6,337,213	6,377,642	6,370,146	6,400,423
Diluted(2)	2,466,114	5,198,442	6,498,482	6,536,856	6,538,175	6,677,734

(1)	The Company began operations as of March 1, 1999. Per share data and the number of shares outstanding in fiscal 1999 have been retroactively adjusted for a 2-for-1 stock split effectuated on April 14, 2000.

(2)	Basic weighted average shares outstanding were used in the computation of fully diluted loss per share in the year ended 1999, because the inclusion of options in that computation would have been anti-dilutive.

	December 31,				September 30,
	1999	2000	2001	2002	2003
	(Dollars in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents(3)	$38,498	$47,588	$35,117	$31,195	$61,657
Total loans(4)	47,043	98,345	147,765	221,999	302,966
Total assets	91,165	162,617	266,434	573,935	657,178
Total deposits	74,500	124,287	211,462	422,642	471,785
Subordinated debt(5)	—	—	—	17,000	17,000
Total shareholders’ equity	16,018	34,689	36,678	38,969	39,047

(3)	Cash and cash equivalents include cash and due from other banks and federal funds sold.

(4)	Net of allowance for loan losses and excluding mortgage loans held for sale.

(5)	Subordinated debt consists of trust preferred securities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

Background

The following discussion presents information about our consolidated results of operations, financial condition, liquidity and capital resources and should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Substantially all of our operations are conducted by the Bank, and the Bank accounts for substantially all of our consolidated revenues and operating costs. The Bank was incorporated in 1998 and began operations in 1999. The Company was incorporated in January 2000 for the purpose of becoming a holding company for and acquiring all of the outstanding shares of the Bank, which occurred in June 2000. Prior to the acquisition of the Bank, the Company conducted no business operations and, as a result, for accounting purposes the Company’s inception and commencement of its operations are deemed to be the inception of the Bank in 1998 and the commencement of its operations in 1999, respectively.

Forward Looking Information. This discussion contains information regarding operating trends and our beliefs and expectations regarding our future financial performance and future financial condition (which is referred to as “forward looking information”). That information is subject to the uncertainties and risks described in “Risk Factors” and “Forward Looking Statements” earlier in this prospectus.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and general practices in the banking industry. The accounting policies we follow in determining the sufficiency of our allowance for loan losses and the fair value of derivative financial instruments involve judgments and assumptions which can have a material impact on the carrying value of our loans and those financial instruments, respectively and, as a result, we consider these accounting policies to be critical accounting policies. In determining the adequacy of the allowance for loan losses, we use historical loss factors, adjusted for current and anticipated future conditions, to determine the inherent losses that may be present in our loan portfolio. Actual loan losses could be greater than that predicted by those loss factors and our assessments of current and anticipated future conditions. In such an event, we would be required to increase the allowance for loan losses by means of a charge to income referred to in our financial statements as the “provision for loan losses.” Such an increase would reduce the carrying value of our loans on our balance sheet, and the additional provision for loan losses taken to increase that allowance would reduce our income, in the period when it is determined that an increase in the allowance for loan losses is necessary. See “—Provision for Loan Losses” and “—Allowance for Loan Losses” below.

The derivative financial instruments that we enter into consist primarily of interest rate lock commitments that are designed to hedge mortgage loans held for sale and mortgage loan funding commitments. At September 30, 2003, approximately $27 million of mortgage loans held for sale and $20 million of mortgage loan commitments were hedged. We estimate the fair value of mortgage loans held for sale and mortgage loan funding commitments based on period end market interest rates obtained from various mortgage investors. If the fair values of the mortgage loans held for sale or of the mortgage loan funding commitments were to decline below those estimated values, we would be required to reduce the carrying values of the loans held for sale and mortgage loan commitments on our statement of financial condition and, correspondingly, reduce our noninterest income.

Overview of Operating Results

General. Our total assets grew by $72 million or 78% in fiscal 2000, $104 million or 64% in fiscal 2001, and $308 million or 115% in fiscal 2002. Contributing to that growth were the opening of our second financial center in September 1999; the opening of our third and fourth financial centers in Costa Mesa, California and Beverly Hills, California in June and July 2001, respectively, and the opening of our fifth financial center, in

La Jolla, California in May 2002, and a loan production office in La Habra, California in June 2002, which was expanded into a financial center in September 2003. The year-over-year rapid growth limits somewhat the comparability of our operating results in the fiscal years ended December 31, 2000, 2001 and 2002.

Nine Months Ended September 30, 2003 Compared to the Nine Months Ended September 30, 2002. We generated net income of $1.8 million, or $0.27 per diluted share, in the nine months ended September 30, 2003 as compared to net income of $513,000, or $0.08 per diluted share, in the same nine months of 2002, an increase of nearly $1.3 million or 250%. That increase was primarily attributable to:

•	an increase in net interest income of $1.9 million, or 23%, in the nine months ended September 30, 2003, primarily as a result of a $106 million, or 54%, increase in our average volume of outstanding loans and an increase of $172 million in the average volume of government and agencies securities during the nine months ended September 30, 2003 over the corresponding nine months of 2002;

•	a $3.3 million, or 96.4%, increase in noninterest income, to $6.8 million in the nine months ended September 30, 2003 from $3.5 million in the corresponding period of fiscal 2002, primarily as a result of a substantial increase in mortgage loan originations; and

•	a slowing in the rate of growth of noninterest expense which contributed to an improvement in our efficiency ratio (noninterest expense expressed as a percentage of the sum of net interest income and noninterest income) to 77% in the nine months ended September 30, 2003 from 89% in the nine months ended September 30, 2002.

Fiscal 2002 Compared to Fiscal 2001. We generated net income of $1.5 million, or $0.23 per diluted share, in fiscal 2002, down from $1.8 million, or $0.28 per diluted share in fiscal 2001. However, fiscal 2001 operating results benefited from a $534,000 tax benefit for the year, whereas we made a provision for income taxes of $1.0 million in fiscal 2002. Consequently, pre-tax income actually doubled in fiscal 2002 to nearly $2.6 million from $1.3 million in fiscal 2001, primarily as a result of:

•	an increase in net interest income of nearly $3.8 million, or approximately 45%, to $12.4 million in fiscal 2002 from $8.6 million in fiscal 2001, which was primarily attributable to a 49% increase in the average volume of outstanding loans to $216 million in fiscal 2002 from $144 million in fiscal 2001, as fiscal 2002 included, for the first time, a full year of operations of our Costa Mesa and Beverly Hills financial centers that were opened in mid-2001 and seven months of operations of our La Jolla financial center; and

•	An increase in noninterest income of $2.7 million, or 79%, to $6.1 million in fiscal 2002 from $3.4 million in fiscal 2001 due largely to an increase in residential mortgage originations by our mortgage loan division, primarily as a result of declining mortgage interest rates.

Set forth below are certain key financial performance ratios and other financial data for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,(1)
	2000	2001	2002	2002	2003
Return on average assets	0.10%	0.94%	0.40%	0.21%	0.39%
Return on average shareholders’ equity	0.49%	5.11%	4.00%	1.84%	6.12%
Ratio of average equity to average assets	19.45%	18.42%	9.94%	9.49%	6.38%
Net interest margin	4.90%	4.66%	3.38%	3.56%	2.33%
Basic income per share	$ 0.02	$ 0.29	$0.24	$0.08	$0.28
Diluted income per share	$ 0.02	$ 0.28	$0.23	$0.08	$0.27
Weighted average shares outstanding:
Basic	5,098,796	6,337,213	6,377,642	6,370,146	6,400,423
Diluted	5,198,422	6,498,482	6,536,856	6,538,175	6,677,734

(1)	The financial ratios for the nine months ended September 30, 2002 and 2003 have been annualized.

Results of Operations

Net Interest Income

One of the principal determinants of a bank’s income is net interest income, which is the difference between (i) the interest that a bank earns on loans, investment securities and other interest earning assets, on the one hand, and (ii) its interest expense, which consists primarily of the interest it must pay to attract and retain deposits and the interest that it pays on other interest-bearing liabilities, on the other hand. A bank’s interest income and interest expense are, in turn, affected by a number of factors, some of which are outside of its control, including national and local economic conditions and the monetary policies of the Board of Governors of the Federal Reserve (the “Federal Reserve Board” or the “FRB”), which affect interest rates and also the demand for loans and the ability of borrowers to meet their loan payment obligations. Net interest income, when expressed as a percentage of total average interest earning assets, is a banking organization’s “net interest margin.”

Nine Months Ended September 30, 2003 Compared to 2002. In the nine months ended September 30, 2003, net interest income increased by $1.9 million, or 23%, to $10.2 million, from $8.3 million in the same nine months of 2002, primarily as a result of a $6.3 million, or 53%, increase in interest income that more than offset a $4.4 million, or 117% increase in interest expense. The increase in interest income was primarily attributable to a $106 million increase in our average volume of outstanding loans and an increase of $172 million in the average volume of securities available for sale during the nine months ended September 30, 2003 over the corresponding nine months of 2002. Those volume related increases in interest earning assets, which enabled us to offset to a significant extent the impact of declining interest rates on our interest income, were funded primarily by the increase in deposits and in borrowings we obtained from the Federal Home Loan Bank and a shift of funds out of lower yielding federal funds sold during the nine months ended September 30, 2003.

The increase in interest expense in the nine months ended September 30, 2003 over the same period of 2002 was due primarily to a $162 million increase in the average volume of our interest-bearing deposits, a $66 million increase in the average volume of Federal Home Loan Bank borrowings, and interest paid on the $17 million of trust preferred securities issued during the second half of 2002, which more than offset the effect on interest expense of declining market rates of interest.

Our net interest margin for the nine months ended September 30, 2003 declined to 2.33% from 3.56% in the same nine months of 2002. This decline was due to further decreases in market rates of interest, primarily as a result of the reductions in the prime lending rates during 2002 and 2003, and an acceleration of premium amortization on mortgage-backed securities during the three months ended September 30, 2003 which resulted in a $311,000 decrease in interest earned on securities available for sale during that three month period.

Fiscal 2002 Compared to Fiscal 2001. In 2002, we generated net interest income of $12.4 million as compared to $8.6 million in 2001. This increase was largely attributable to an increase in interest income of $6.1 million in 2002 as compared to 2001, which more than offset the increase in our interest expense in the same period of $2.3 million. The increase in interest income in 2002 was largely attributable to (i) an increase of $89 million in the average volume of securities available for sale for the year, which generated $3.5 million of additional interest income, and (ii) an increase of $71 million in our average loans outstanding for the year, which generated $3.2 million of additional interest income for the year ended December 31, 2002 as compared to 2001. The increase in interest expense in fiscal 2002 as compared to fiscal 2001 was primarily attributable to an increase of $99 million in our average interest-bearing deposits, which was partially offset by declining rates of interest that we paid on those deposits and other interest-bearing liabilities from 3.57% in 2001 to 2.66% in 2002.

Fiscal 2001 Compared to Fiscal 2000. In 2001, net interest income increased by nearly $2.5 million to $8.6 million from $6.1 million in 2000, due primarily to an increase in interest income of $2.6 million in 2001 that was largely attributable to an increase of $62 million in our average loans outstanding for the year. The increase in interest expense in 2001 as compared to 2000 was primarily attributable to a $31 million increase in average interest-bearing deposits, the effects of which on interest expense were largely offset by a decline in the rates of interest we paid on those deposits and an increase in noninterest-bearing demand deposits.

Information Regarding Average Assets and Average Liabilities

The following tables set forth information regarding our average balance sheet, yields on interest earning assets, interest expense on interest-bearing liabilities, the interest rate spread and the interest rate margin for the nine months ended September 30, 2002 and September 30, 2003, and for the years ended December 31, 2002, 2001, and 2000. Average balances are calculated based on average daily balances.

	Nine Months Ended September 30,
	2002			2003
	Average Balance	Interest Earned/Paid	Average Yield/Rate(1)	Average Balance	Interest Earned/Paid	Average Yield/Rate(1)
	(Dollars in thousands)
Interest earning assets:
Short-term investments	$53,223	$694	1.74%	$48,559	$434	1.20%
Securities available for sale	61,373	2,086	4.55%	234,114	4,877	2.79%
Loans	195,024	9,276	6.36%	301,087	13,092	5.81%

Total earning assets	309,620	12,056	5.21%	583,760	18,403	4.21%
Noninterest earning assets	20,335			31,644

Total Assets	$329,955			$615,404

Interest-bearing liabilities:
Interest-bearing checking accounts	$8,182	65	1.06%	$12,140	53	0.58%
Money market and savings accounts	71,503	981	1.83%	107,837	1,090	1.35%
Certificates of deposit	90,903	2,268	3.34%	224,545	4,873	2.90%
Other borrowings	20,136	380	2.52%	86,887	1,590	2.45%
Trust preferred securities	2,625	112	5.70%	17,000	637	5.01%

Total interest-bearing liabilities	193,349	3,806	2.63%	448,409	8,243	2.46%

Noninterest-bearing liabilities	99,259			127,757

Total Liabilities	292,608			576,166
Shareholders’ equity	37,347			39,238

Total Liabilities and Shareholders’ equity	$329,955			$615,404

Net interest income		$8,250			$10,160

Interest rate spread			2.58%			1.75%

Net interest margin			3.56%			2.33%

(1)	Average yields and rates have been annualized.

	Year Ended December 31,
	2002			2001
	Average Balance	Interest Earned/Paid	Average Yield/Rate	Average Balance	Interest Earned/Paid	Average Yield/Rate
	(Dollars in thousands)
Interest earning assets:
Short-term investments	$42,332	$746	1.76%	$30,353	$1,357	4.47%
Securities available for sale	98,534	3,989	4.05%	9,205	494	5.37%
Loans	215,701	13,616	6.31%	144,340	10,379	7.19%

Total earning assets	356,567	18,351	5.15%	183,898	12,230	6.65%
Noninterest earning assets	24,712			10,108

Total Assets	$381,279			$194,006

Interest-bearing liabilities:
Interest-bearing checking accounts	$8,517	87	1.02%	$6,374	91	1.43%
Money market and savings accounts	75,038	1,337	1.78%	54,436	1,702	3.13%
Certificates of deposit	113,487	3,708	3.27%	37,068	1,715	4.63%
Other borrowings	34,087	828	2.43%	4,604	150	3.27%
Trust preferred securities	6,189	347	5.61%	—	—	—

Total interest-bearing liabilities	237,318	6,307	2.66%	102,482	3,658	3.57%

Noninterest-bearing liabilities	106,069			55,792

Total Liabilities	343,387			158,274
Shareholders’ equity	37,892			35,732

Total Liabilities and Shareholders equity	$381,279			$194,006

Net interest income		$12,044			$8,572

Interest rate spread			2.49%			3.08%

Net interest margin			3.38%			4.66%

	Year Ended December 31, 2000
	Average Balance	Interest Earned/Paid	Average Yield/Rate
	(Dollars in thousands)
Interest earning assets:
Short-term investments	$37,476	$2,273	6.07%
Securities available for sale	4,857	308	6.35%
Loans	82,319	7,019	8.53%

Total earning assets	124,652	9,600	7.70%
Noninterest earning assets	8,168

Total Assets	$132,820

Interest-bearing liabilities:
Interest-bearing checking accounts	$3,398	85	2.50%
Money market and savings accounts	43,311	2,029	4.68%
Certificates of deposit	23,727	1,338	5.64%
Other borrowings	807	35	4.35%

Total interest-bearing liabilities	71,243	3,487	4.89%

Noninterest-bearing liabilities	35,746

Total Liabilities	106,989
Shareholders’ equity	25,831

Total Liabilities and Shareholders’ Equity	$132,820

Net interest income		$6,113

Interest rate spread			2.81%

Net interest margin			4.90%

The following tables set forth changes in interest income, including loan fees, and interest paid in the nine months ended September 30, 2003, as compared to the nine months ended September 30, 2002, and in each of the years ended December 31, 2002, as compared to 2001 and 2001 compared to 2000 and the extent to which those changes were attributable to changes in the volume and rates of interest earning assets and in the volume and rates of interest-bearing liabilities.

Changes in interest earned and interest paid due to both rate and volume have been allocated to the change due to volume and the change due to rate in proportion to the relationship of the absolute dollar amounts of the changes in each.

	Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002
	Increase (decrease) due to:
	Volume	Rate	Total
	(In thousands)
Interest income:
Short-term investments	$(57)	$(203)	$(260)
Securities available for sale	3,877	(1,086)	2,791
Loans	4,671	(855)	3,816

Total earning assets	8,491	(2,144)	6,347
Interest expense:
Interest-bearing checking accounts	24	(36)	(12)
Money market and savings accounts	412	(303)	109
Certificates of deposit	2,936	(331)	2,605
Other borrowings	1,222	(12)	1,210
Trust preferred securities	540	(15)	525

Total interest-bearing liabilities	5,134	(697)	4,437

NET INTEREST INCOME	$3,357	$(1,447)	$1,910

	2002 Compared to 2001 Increase (decrease) due to:			2001 Compared to 2000 Increase (decrease) due to:
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)
Interest income:
Short-term investments	$408	$(1,019)	$(611)	$(384)	$(532)	$(916)
Securities available for sale	3,646	(151)	3,495	240	(54)	186
Loans	4,629	(1,392)	3,237	4,602	(1,242)	3,360

Total earning assets	8,683	(2,562)	6,121	4,458	(1,828)	2,630
Interest expense:
Interest-bearing checking accounts	26	(30)	(4)	53	(47)	6
Money market and savings accounts	514	(879)	(365)	446	(773)	(327)
Certificates of deposit	2,627	(634)	1,993	650	(273)	377
Other borrowings	693	(15)	678	126	(11)	115
Trust preferred securities	347	—	347	—	—	—

Total interest-bearing liabilities	4,207	(1,558)	2,649	1,275	(1,104)	171

NET INTEREST INCOME	$4,476	$(1,004)	$3,472	$3,183	$(724)	$2,459

Primarily as a result of the impact on interest rates of the Federal Reserve Board’s monetary policy and the slowness in the economy, which adversely affected loan demand and, therefore, the mix between higher yielding loans and lower yielding investments, and the increase in the volume of interest-bearing deposits and outstanding borrowings, our net interest margin decreased in the nine months ended September 30, 2003 to 2.33% from 3.56% in the same nine months of 2002, and to 3.38% in 2002 from 4.66% in 2001 and 4.90% in 2000.

Provision for Loan Losses

Like virtually all banks and other financial institutions, we follow the practice of maintaining a reserve or allowance for possible losses on loans that occur from time to time as an incidental part of the banking business (the “Allowance”). When it is determined that the payment in full of a loan has become unlikely, the carrying value of the loan is reduced to what management believes is its realizable value. This reduction, which is referred to as a loan “charge-off,” is charged against that Allowance. The amount of the Allowance for Loan Losses is increased periodically (i) to replenish the Allowance after it has been reduced due to loan charge–offs, (ii) to reflect changes in the volume of outstanding loans, and (iii) to take account of changes in the risk of potential losses due to a deterioration in the condition of borrowers or in the value of property securing non–performing loans or changes in economic conditions. See “—Financial Condition—Allowance for Loan Losses and Nonperforming Loans” below in this prospectus. Increases in the Allowance for Loan Losses are made through a charge, recorded as an expense in the statement of operations referred to as the “provision for loan losses.” Recoveries of loans previously charged-off are added back to and, therefore, have the effect of increasing, the Allowance for Loan Losses.

In addition, the Federal Reserve Board and the California Department of Financial Institutions, as an integral part of their examination processes, periodically review the Bank’s Allowance for Loan Losses. These agencies may require the Bank to make additional provisions, over and above those made by management.

During the nine months ended September 30, 2003, we made a provision for loan losses of $1.1 million as compared to $455,000 for the nine months ended September 30, 2002. That increase was made primarily in response to the growth in the volume of our outstanding loans and, to a much lesser extent, to an increase in nonperforming loans. See “—Financial Condition—Allowance for Loan Losses and Nonperforming Loans” below. At September 30, 2003, the Allowance for Loan Losses represented 1.16% of our gross loans, as compared to 1.08% of gross loans outstanding at December 31, 2002 (in each case, excluding loans held for sale). During the year ended December 31, 2002, we made provisions for loan losses of $755,000 as compared to $550,000 for 2001 and $400,000 in 2000. These increases were made in response to the growth in the volume of our outstanding loans.

For the nine months ended September 30, 2003, loan charge offs were $7,000, as compared to $16,000 for the nine months ended September 30, 2002. Loan charge-offs for the year ended December 31, 2002 totaled $16,000. There were no loan charge-offs in 2001 and loan charge-offs totaled $4,000, in fiscal 2000.

Although we employ economic models that are based on bank regulatory guidelines and industry standards to evaluate and determine the sufficiency of the Allowance and, thereby, the amount of the provisions required to be made for potential loan losses, those determinations involve judgments or forecasts about future economic conditions and other events that can affect the ability of borrowers to meet their loan obligations. Future economic conditions are subject to a number of uncertainties, some of which are outside of our ability to control. See the discussion above under the caption “Risk Factors—We could incur losses on the loans we make.” In the event of unexpected subsequent events or changes in circumstances, it could become necessary in the future to incur additional charges to increase the Allowance, which would have the effect of reducing our income or which might cause us to incur losses.

Noninterest Income

Noninterest income consists primarily of mortgage banking income (which includes loan origination and processing fees and service released premiums) and net gains on sales of loans held for sale, which are generated by our mortgage loan division. That division, which we established during fiscal 2001, originates conforming and non-conforming, agency quality, residential first and home equity mortgage loans.

The mortgage banking industry is subject to significant fluctuations in loan volume as interest rates change. Therefore, changes in interest rates can impact our loan origination and processing fees and yield spread premiums. For example, the decline in mortgage rates which has occurred over the past two years has resulted in increased demand for mortgage loan refinancings. Conversely, a constant or increasing interest rate environment would generally cause a decline in loan refinancings and, therefore, corresponding declines in the volume of mortgage loan originations and in the income that the mortgage banking division would be able to generate. We seek to manage the impact of changes in interest rates by seeking to originate mortgages for home purchases which are not as interest rate sensitive as mortgage loan refinances. Mortgage loans for home purchases accounted for approximately 12% of our mortgage loans fundings in the nine months ended September 30, 2003 and approximately 20% of our mortgage loan fundings in the year ended December 31, 2002.

As indicated in the table below, noninterest income increased by $3.3 million, or 96.4%, in the nine months ended September 30, 2003, as compared to the nine months ended September 30, 2002. These increases were primarily attributable to (i) substantial increases in mortgage loan refinancing prompted by declining market rates of interest, and (ii) net gains of $756,000 on sales of $144 million principal amount of securities available for sale made during the nine months ended September 30, 2003, to reposition the Company’s securities portfolio in response to changes in market interest rates.

Noninterest income increased by $2.7 million, or 78%, in fiscal 2002, and by $2.4 million, or 245%, in fiscal 2001, in each case as compared to the immediately preceding fiscal year. Those increases were primarily attributable to increases in the volume of mortgage loan originations and the fact that a separate mortgage banking division was not established until 2001.

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
	(In thousands)
Mortgage banking, including net gains on sales of loans held for sale	$675	$2,716	$4,741	$2,760	$4,893
Service charges and fees	159	227	198	131	467
Net gains on sales of securities available for sale	—	—	299	74	756
ACH fee income	—	—	190	164	130
Other	160	483	668	349	586

Total noninterest income	$994	$3,426	$6,096	$3,478	$6,832

Noninterest Expense

Noninterest expense increased by $2.6 million or 25% to $13 million in the nine months ended September 30, 2003 from $10.4 million in the same nine months of 2002, primarily as a result of financial center expansion and related increases in staffing at the offices established during 2002 and expansion of our mortgage lending division. As indicated in the table below, salaries and employee benefits constitute the largest components of noninterest expense.

Noninterest expense in fiscal 2002 was $14.8 million as compared to $10.2 million in fiscal 2001 and $6.6 million in fiscal 2000. Substantially all of the increase in noninterest expense in fiscal 2002 was due to a $4.0 million increase in our staffing, occupancy, depreciation and equipment costs as a result of (i) the opening of a new financial center in La Jolla, California and a new loan production office in La Habra, California and, to a much lesser extent, the commencement of operations of a new securities brokerage subsidiary, and (ii) a full year of operations of two new financial centers in Costa Mesa and Beverly Hills, California and the establishment of the Company headquarters offices in Costa Mesa, which took place in the second and third quarters of 2001. Also contributing to the increase in noninterest expense in 2002 were professional fees and related expenses incurred in connection with credit card refund claims in the Bank’s merchant processing department.

The following table sets forth the principal components of noninterest expense and the amounts thereof, incurred in the years ended December 31, 2000, 2001, and 2002, and in the nine months ended September 30, 2002 and 2003, respectively.

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
	(In thousands)
Salaries and employee benefits	$3,638	$4,700	$7,771	$5,376	$7,336
Occupancy	489	1,128	1,636	1,211	1,333
Equipment and depreciation	519	825	1,276	914	990
Data processing	254	298	400	284	479
Professional fees	273	416	725	554	553
Other loan related	146	348	362	250	269
Operating losses	43	750	61	—	—
Advertising, promotion, and development	198	219	193	157	89
Other operating expense(1)	1,020	1,473	2,401	1,666	1,959

Total noninterest expense	$6,580	$10,157	$14,825	$10,412	$13,008

(1)	Other operating expense primarily consists of telephone, courier charges, insurance premiums, postage, stationary and supplies and correspondent bank fees.

Included in noninterest expenses in fiscal 2001 was a charge of $700,000, recorded as an operating loss, that was attributable to a provision made in the fourth quarter of 2001 to establish a reserve for potential obligations of the Bank to refund credit card charges that it had collected for a former merchant customer that had encountered financial difficulties and filed for bankruptcy and, as a result had become unable to perform service obligations owed to its customers. At December 31, 2002, the remaining reserve, net of refund claims asserted against the Bank, totaled approximately $201,000. During the quarter ended September 30, 2003, the Bank performed an analysis of this reserve and potential claims that might be asserted in the future and based on that analysis reduced the remaining reserve to $50,000.

Our ability to control noninterest expense in relation to the level of net revenue (net interest income plus noninterest income) can be measured in terms of noninterest expenses as a percentage of net revenue. This is known as the efficiency ratio and indicates the percentage of revenue that is used to cover expenses. In the nine months ended September 30, 2003, our efficiency ratio improved to 75% from 89% in the nine months ended September 30, 2002. In 2002, our efficiency ratio was 82%, as compared to 85% for 2001 and 93% for 2000. These decreases indicated that a proportionately smaller amount of net revenue was needed to cover noninterest expenses arising from our day to day operations.

Financial Condition

Assets

Our total assets increased by $83 million, or 15%, to $657 million at September 30, 2003 from $574 million at December 31, 2002. That increase was funded by increases in deposits and borrowings. The additional funds from these sources were used primarily to fund loans and sell federal funds to other banks.

Assets totaled $574 million at December 31, 2002 as compared to $266 million at December 31, 2001. The increase in total assets was largely attributable to increases in the volume of loans and investment securities that we were able to fund as a result of increases in deposits and borrowings from the Federal Home Loan Bank during 2002.

Investment Policy and Securities Available for Sale

Our investment policy is designed to provide for our liquidity needs and to generate a favorable return on investments without undue interest rate risk, credit risk or asset concentrations. Our investment policy authorizes us to invest in obligations issued or fully guaranteed by the United States Government, certain federal agency obligations, certain time deposits issued by federally insured depository institutions, certain municipal securities and federal funds sold. Our investment policy provides that the weighted average maturities of U.S. Government obligations and federal agency securities cannot exceed ten years and municipal obligations cannot exceed twelve years; and that time deposits must be placed with federally insured financial institutions, cannot exceed $100,000 in any one institution and may not have a maturity exceeding sixty months. It is our policy not to engage in securities trading activities.

Securities available for sale are those that we intend to hold for an indefinite period of time, but that may be sold in response to changes in liquidity needs, changes in interest rates, changes in prepayment risks or other similar factors. Such securities are recorded at fair value. Any unrealized gains and losses are reported as “Other Comprehensive Income (Loss)” rather than included in or deducted from earnings.

The following is a summary of the major components of securities available for sale and a comparison of the amortized cost, estimated fair values and gross unrealized gains and losses as of September 30, 2003 and December 31, 2002:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
	(Dollars in thousands)
September 30, 2003
Securities Available For Sale:
U.S. Agencies and Mortgage Backed Securities	$192,635	$139	$1,923	$190,851
Collateralized Mortgage Obligations	26,354	64	100	26,318

Total Government and Agencies Securities	218,989	203	2,023	217,169
Fannie Mae Trust Preferred Stock	20,000	7	—	20,007
Federal Reserve Bank Stock	1,310	—	—	1,310
Federal Home Loan Bank Stock	5,700	—	—	5,700

Total Securities Available For Sale	$245,999	$210	$2,023	$244,186

December 31, 2002
Securities Available For Sale:
U.S. Agencies and Mortgage Backed Securities	$223,101	$1,233	$250	$224,084
U.S. Treasury Securities	2,014	40	—	2,054
Collateralized Mortgage Obligations	6,013	17	41	5,989

Total Government and Agencies Securities	231,128	1,290	291	232,127
Fannie Mae Trust Preferred Stock	15,000	91	—	15,091
Federal Reserve Bank Stock	1,126	—	—	1,126
Federal Home Loan Bank Stock	5,121	—	—	5,121

Total Securities Available For Sale	$252,375	$1,381	$291	$253,465

At September 30, 2003, U.S. Agencies and Mortgage Backed securities, U.S. Government agency securities and collateralized mortgage obligations with an aggregate fair market value of $103 million were pledged to secure Federal Home Loan Bank advances, repurchase agreements, local agency deposits and debtor in possession accounts.

We decided to increase the volume of securities available for sale because they offered higher yields than other investment alternatives that were available to us during fiscal 2002. The purchases of these securities were funded primarily with lower cost deposits and borrowings that were available to us from the Federal Home Loan Bank and by liquidating lower yielding federal funds sold.

In the nine month period ended September 30, 2003, we reduced the volume of such securities primarily to reposition the portfolio in response to the Federal Reserve Bank monetary policies. As a general rule, depending upon liquidity requirements and absent unusual market conditions, it will be our practice in the future to limit the volume of securities available for sale, excluding Federal Home Loan Bank, Federal Reserve and Fannie Mae stock, to approximately 30% of our total assets.

The amortized cost and estimated fair value at September 30, 2003, of securities available for sale, are shown by contractual maturities in the following table. Expected maturities and scheduled payments will differ from contractual maturities shown, particularly with respect to collateralized mortgage obligations, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Maturing in
	One year or less	Over one year through five years	Over five years through ten years	Over ten years	Total
	(Dollars in thousands)
Securities available for sale, amortized cost	$—	$8,932	$54,953	$155,104	$218,989
Securities available for sale, estimated fair value	—	8,847	54,238	154,084	217,169
Weighted average yield	—	6.06%	4.58%	4.70%	4.72%

Loans Held for Sale

Loans held for sale in the secondary market, which consist primarily of mortgage loans, totaled $27 million at September 30, 2003, down from $57 million at December 31, 2002 and $64 million at December 31, 2001. The decrease at September 30, 2003 was attributable primarily to a decrease in mortgage loan refinancings that was fueled by an increase in the mortgage rates of interest during the last two months of the quarter ended September 30, 2003. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate except for those that are designated as fair value hedges, which are carried at fair value. There were $27 million of loans held for sale designated as fair value hedges at September 30, 2003. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

The following table sets forth the composition, by loan category, of our loan portfolio at December 31, 2001 and 2002, and at September 30, 2003:

	December 31,				September 30,
	2001		2002		2003
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Real estate loans	$68,447	45.8%	$135,425	60.3%	$188,465	61.4%
Commercial loans	66,842	44.8%	78,976	35.2%	98,154	32.0%
Construction loans	7,040	4.7%	3,325	1.5%	11,335	3.7%
Consumer loans	6,994	4.7%	6,695	3.0%	8,838	2.9%

Gross loans	149,323	100.0%	224,421	100.0%	306,792	100.0%

Deferred fee income (loan origination costs, net)	138		13		(283)
Allowance for loan losses	(1,696)		(2,435)		(3,543)

Loans, net	$147,765		$221,999		$302,966

Commercial loans are loans to businesses to finance capital purchases or improvements, or to provide cash flow for operations. Real estate loans are loans secured by trust deeds on real property, including commercial property and single family and multi-family residences. Construction loans are interim loans to finance specific construction projects. Consumer loans include installment loans to consumers.

The following tables set forth the maturity distribution of our loan portfolio (excluding consumer loans and mortgage loans held for sale) at December 31, 2002 and September 30, 2003:

	December 31, 2002
	One Year Or Less	Over One Year Through Five Years	Over Five Years	Total
	(In thousands)
Real estate and construction loans(1)
Floating rate	$6,229	$10,131	$54,338	$70,698
Fixed rate	—	2,505	4,694	7,199
Commercial loans
Floating rate	42,413	11,839	4,919	59,171
Fixed rate	9,407	8,922	1,476	19,805

Total	$58,049	$33,397	$65,427	$156,873

(1)	Does not include mortgage loans on single and multi-family residences, which totaled $57,528 at December 31, 2002.

	September 30, 2003
	One Year Or Less	Over One Year Through Five Years	Over Five Years	Total
	(In thousands)
Real estate and construction loans(1)
Floating rate	$12,248	$20,964	$79,733	$112,945
Fixed rate	348	5,436	6,188	11,972
Commercial loans
Floating rate	51,470	22,610	6,753	80,833
Fixed rate	6,814	8,840	1,667	17,321

Total	$70,880	$57,850	$94,341	$223,071

(1)	Does not include mortgage loans on single and multi-family residences, which totaled $74,882 at September 30, 2003.

Allowance for Loan Losses and Nonperforming Loans

Allowance for Loan Losses. The allowance for loan losses (the “Allowance”) at September 30, 2003 was $3.5 million, which represented about 1.2% of the loans then outstanding at September 30, 2003, as compared to $2.4 million, or 1.1%, of the loans outstanding at December 31, 2002 and $1.7 million or 1.1%, of the loans outstanding at December 31, 2001, in each case exclusive of loans held for sale. We carefully monitor changing economic conditions, the loan portfolio by category, the financial condition of borrowers, the history of the loan portfolio, and we follow bank regulatory guidelines in determining the adequacy of the Allowance. We believe that the Allowance at September 30, 2003 is adequate to provide for losses inherent in the portfolio. However, as the volume of loans increases, additional provisions for loan losses will be required to maintain the Allowance at adequate levels. Additionally, the Allowance was established on the basis of estimates and judgments regarding such matters as economic conditions and trends and the condition of borrowers, historical industry loan loss data and regulatory guidelines, and actual loan losses in the future may vary from the losses predicted on the basis of those estimates, judgments and guidelines. Therefore, if economic conditions were to deteriorate, or interest rates were to increase, which would have the effect of increasing the risk that borrowers would encounter difficulty meeting their loan obligations, it could become necessary to increase the Allowance by means of additional provisions for loan losses. See “—Results of Operations—Provision for Loan Losses” above.

Non-Performing Loans. We also measure and establish reserves for loan impairments on a loan-by-loan basis using either the present value of expected future cash flows discounted at a loan’s effective interest rate, or the fair value of the collateral if the loan is collateral-dependent. We exclude from our impairment calculations smaller, homogeneous loans such as consumer installment loans and lines of credit. Also, loans that experience insignificant payment delays or payment shortfalls are generally not considered impaired. We cease accruing interest, and therefore classify as nonaccrual, any loan as to which principal or interest has been in default for a period of 90 days or more, or if repayment in full of interest or principal is not expected. At September 30, 2003, we had $1.8 million of nonaccrual and impaired loans that were delinquent 90 days or more. We had no loans delinquent 90 days or more with principal still accruing interest or any restructured loans at September 30, 2003. We have used the fair value of the collateral to measure and reserve $672,000 for the impairment of these loans at September 30, 2003, which is included in the allowance for loan losses. At December 31, 2002, there was one nonaccrual loan, a consumer loan, in the amount of $3,000, and no impaired loans.

The following table provides the changes in the allowance for loan losses for the years ended December 31, 2001 and 2002, and the nine months ended September 30, 2003.

	Year Ended December 31,		Nine Months Ended September 30, 2003
	2001	2002
	(Dollars in thousands)
Total gross loans outstanding at end of period(1)	$149,461	$224,434	$306,509

Average total loans outstanding for the period(1)	$108,354	$172,964	$245,287

Allowance for loan losses at beginning of period	$1,146	$1,696	$2,435
Loans charged off	—	(16)	(7)
Recoveries	—	—	—
Provision for loan losses charges to operating expense	550	755	1,115

Allowance for loan losses at end of period	$1,696	$2,435	$3,543

Net charge-offs as a percentage of average total loans	—	0.0%	0.0%
Net charge-offs as a percentage of total loans outstanding at end of period	—	0.0%	0.0%
Allowance for loan losses as a percentage of average total loans	1.6%	1.4%	1.4%
Allowance for loan losses as a percentage of total outstanding loans at end of period	1.1%	1.1%	1.2%
Net charge-offs as a percentage of average total loans	—	0.0%	0.0%
Net charge-offs as a percentage of total loans outstanding at end of period	—	0.0%	0.0%
Net loans charged-off to allowance for loan losses	—	0.7%	0.2%
Net loans charged-off to provision for loan losses	—	2.1%	0.6%

(1)	Includes net deferred loan costs and excludes loans held for sale.

The following table provides a summary of the allocation of the allowance for loan losses for specific loan categories at the dates indicated. The allocations presented should not be interpreted as an indication that loans charged to the allowance for loan losses will occur in these amounts or proportions, or that the portion of the allowance allocated to each loan category represents the total amount available for future losses that may occur within these categories. The total allowance is applicable to the entire loan portfolio.

	December 31,
	2001		2002		September 30, 2003
	Allowance for Loan Losses	% of Allowance to Category of Loans	Allowance for Loan Losses	% of Allowance to Category of Loans	Allowance for Loan Losses	% of Allowance to Category of Loans
	(Dollars in thousands)
Real estate loans	$561	0.82%	$835	0.62%	$783	0.42%
Commercial loans	823	1.23%	1,373	1.76%	2,475	2.52%
Construction loans	71	1.01%	50	1.50%	120	1.06%
Consumer loans	164	2.34%	177	2.64%	165	1.87%
Unallocated	77	N/A	N/A	N/A	N/A	N/A

Total	$1,696	1.14%	$2,435	1.09%	$3,543	1.15%

Specific allocations are identified by loan category and allocated according to charge-off data pertaining to the banking industry. Substantially all of the loans in the loan portfolio are graded and incorporated in the process of assessing the adequacy of the allowance. The allowance is maintained at a level considered sufficient to absorb estimated losses in the loan portfolio, and the allowance not allocated to specific loan categories is considered unallocated and evaluated based on management’s assessment of the portfolio’s overall risk profile.

Deposits

Deposits totaled $472 million at September 30, 2003 as compared to $423 million and $212 million at December 31, 2002 and 2001, respectively. Noninterest-bearing deposits comprised $140 million, or 30%, $113 million, or 27%, and $89 million, or 42%, of total deposits at September 30, 2003, December 31, 2002 and 2001, respectively. By comparison, certificates of deposit in denominations of $100,000 or more comprised $89 million, $94 million and $40 million of total deposits at September 30, 2003, December 31, 2002 and 2001, respectively.

The change in the mix of noninterest-bearing demand deposits to total deposits during the nine months ended September 30, 2003 was largely the result of the 24% increase in noninterest-bearing demand deposits, while the change in the mix of deposits that took place in 2002 from 2001 was driven largely by an increase in certificates of deposit generated primarily through our Internet bank branch.

Set forth below is a maturity schedule of domestic time certificates of deposit outstanding at September 30, 2003 and December 31, 2002:

	December 31, 2002		September 30, 2003
Maturities	Certificates of Deposit Under $100,000	Certificates of Deposit $100,000 or more	Certificates of Deposit Under $100,000	Certificates of Deposit $100,000 or more
	(In thousands)
Three months or less	$14,960	$34,903	$27,361	$29,064
Over three and through twelve months	55,025	42,217	26,209	22,597
Over twelve months	41,465	16,439	66,531	37,249

Total	$111,450	$93,559	$120,101	$88,910

Business Segment Reporting

We have two reportable business segments, a commercial banking segment and a mortgage banking segment. The commercial banking segment provides small and medium-size businesses, professional firms and individuals with a diversified range of financial products and services, including various types of deposit accounts, commercial and consumer loans, and cash management and Internet banking services. The mortgage banking segment originates and purchases residential mortgages that, for the most part, are resold within 30 days to long-term investors in the secondary residential mortgage market.

Since we derive all of our revenues from interest and noninterest income and our most significant expense is interest expense, the following table sets forth, separately, for the nine month periods ended September 30, 2003 and 2002, net interest income (interest income less interest expense), which is attributable to the commercial banking segment and noninterest income (net gains on sales of loans held for sale and fee income), which is attributable to the mortgage banking segment, we do not allocate general and administrative expenses or income taxes to these segments.

	Commercial	Mortgage	Other	Total
	(Dollars in thousands)
Net interest income for the period ended:
December 31,
2000	$3,152	$415	$2,546	$6,113
2001	$4,524	$2,347	$1,701	$8,572
2002	$5,713	$2,771	$3,560	$12,044
September 30, (unaudited)
2002	$4,201	$1,760	$2,289	$8,250
2003	$4,655	$2,421	$3,084	$10,160
Noninterest income for the period ended:
December 31,
2000	$309	$675	$10	$994
2001	$608	$2,717	$101	$3,426
2002	$1,056	$4,742	$298	$6,096
September 30, (unaudited)
2002	$643	$2,761	$74	$3,478
2003	$992	$4,893	$947	$6,832
Segment assets at:
December 31, 2001	$149,683	$65,178	$51,573	$266,434
December 31, 2002	$222,905	$57,890	$293,140	$573,935
September 30, 2003	$286,296	$44,404	$326,478	$657,178

Liquidity

We actively manage our liquidity needs to insure sufficient funds are available to meet the ongoing needs of the Bank’s customers. We project the future sources and uses of funds and maintain sufficient liquid funds for unanticipated events. The primary sources of funds include payments on loans, the sale or maturity of investments and growth in deposits. The primary uses of funds include funding new loans, making advances on existing lines of credit, purchasing investments, funding deposit withdrawals and paying operating expenses. We maintain funds in overnight federal funds and other short-term investments to provide for short-term liquidity needs. We also have obtained credit lines from the Federal Home Loan Bank and other financial institutions to meet any additional liquidity requirements.

Cash flow of $84 million was provided by financing activities during the nine months ended September 30, 2003, primarily representing an increase in deposits. Cash flow provided by operating activities, primarily representing the proceeds from sales of loans held for sale, somewhat offset by originations of loans held for sale, totaled $25 million. Cash flow used in investing activities, primarily to purchase investment securities available for sale, and to fund increases in loans, offset somewhat by proceeds from sales of and principal payments received on investment securities available for sale, totaled $78 million in the nine months ended September 30, 2003.

Our liquid assets, which included cash and due from banks, federal funds sold, interest earning deposits with financial institutions and unpledged securities available for sale (excluding Federal Reserve Bank stock and Federal Home Loan Bank stock) totaled $196 million or 30% of total assets at September 30, 2003 and $177 million or 31% of total assets at December 31, 2002.

Our primary uses of cash are to fund loans and to purchase securities available for sale, and our primary sources of the funds that we use to make loans are deposits and borrowings. Accordingly, the relationship between gross loans and total deposits provides a useful measure of our liquidity. Since repayment of loans tends to be less predictable than the maturity of investments and other liquid resources, the higher the loan-to-deposit ratio the less liquid are our assets. On the other hand, since we realize greater yields and higher interest income on loans than we do on investments, a lower loan-to-deposit ratio can adversely affect interest income and earnings. As a result, management’s goal is to achieve a loan-to-deposit ratio that appropriately balances the requirements of liquidity and the need to generate a fair return on assets. At September 30, 2003, the ratio of loans-to-deposits (excluding loans held for sale) was 65%, compared to 53% at December 31, 2002.

As of September 30, 2003, we had borrowings of $114 million obtained from the Federal Home Loan Bank. The table below sets forth the amounts, in thousands of dollars, and the terms of the Federal Home Loan Bank borrowings. These borrowings have a weighted-average annualized interest rate of 2.41%.

Principal Amounts	Per Annum Interest Rate	Maturity Dates	Principal Amounts	Per Annum Interest Rate	Maturity Dates
(In thousands)			(In thousands)
$5,000	1.40%	February 18, 2004	$6,000	2,34%	February 28, 2006
15,000	3.17%	June 21, 2004	2,000	2.94%	August 28, 2006
20,000	2.25%	September 20, 2004	3,000	2.56%	September 18, 2006
10,000	2.20%	November 15, 2004	3,000	2.49%	September 25, 2006
9,000	1.93%	February 18, 2005	5,000	2.39%	October 2, 2006
5,000	2.24%	August 29, 2005	2,000	2.40%	October 2, 2006
10,000	2.70%	September 19, 2005	3,000	3.14%	September 18, 2007
3,000	1.93%	September 19, 2005	2,000	3.06%	September 24, 2007
5,000	1.76%	September 30, 2005	1,000	2.91%	October 1, 2007
5,000	2.50%	February 21, 2006

At September 30, 2003, U.S. Agency and Mortgage Backed securities, U.S. Treasury securities, U.S. Government agency securities and collateralized mortgage obligations with a fair market value of $103 million and $51 million of residential mortgage loans were pledged to secure these Federal Home Loan Bank borrowings, and repurchase agreements, local agency deposits, and debtor in possession accounts.

The highest amount of borrowings outstanding at any month end during the nine months ended September 30, 2003 consisted of $114 million of loans from the Federal Home Loan Bank and $13 million of borrowings in the form of securities sold under repurchase agreements. During 2002, the highest amount of borrowings outstanding at any month end consisted of $103 million of loans from the Federal Home Loan Bank and $9 million of borrowings in the form of securities sold under repurchase agreements.

The Company, as parent corporation of the Bank, is a company separate and apart from the Bank that must provide for its own liquidity. Substantially all of Bancorp’s revenues are obtained from interest income on investments, because there are statutory and regulatory provisions that limit the ability of the Bank to pay dividends and to make loans to the Company (see note 12 to the consolidated financial statements included in this prospectus). At September 30, 2003, the Company had $2 million of short-term investments, which were funded by a portion of the proceeds of our public offering in June 2000, and $17 million of trust preferred stock (see notes 8 and 17 to the consolidated financial statements included in this prospectus). The remaining net proceeds of that offering and the net proceeds from the sale of trust preferred securities were contributed to the Bank to increase its capital and, thereby, support its growth. As of September 30, 2003, we did not have any material commitments for capital expenditures.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk as a consequence of the normal course of conducting our business activities. The primary market risk to which we are exposed is interest rate risk. Our interest rate risk arises from the instruments, positions and transactions entered into for purposes other than trading. They include loans, securities, deposit liabilities, and short-term borrowings. Interest rate risk occurs when assets and liabilities reprice at different times as market interest rates change. Interest rate risk is managed within an overall asset/liability framework for the Company.

Asset/Liability Management

The primary objective of asset/liability management is to reduce our exposure to interest rate fluctuations, which can affect our net interest margins and, therefore, our net interest income and net earnings. We seek to achieve this objective by matching interest rate sensitive assets and liabilities, and maintaining the maturities and the repricing of these assets and liabilities at appropriate levels in light of prevailing interest rate environment. Generally, if rate sensitive assets exceed rate sensitive liabilities, net interest income will be positively impacted during a rising interest rate environment and negatively impacted during a declining interest rate environment. When rate sensitive liabilities exceed rate sensitive assets, net interest income generally will be positively impacted during a declining interest rate environment and negatively impacted during a rising interest rate environment. However, because interest rates for different asset and liability products offered by depository institutions respond differently to changes in the interest rate environment, the gap is only a general indicator of interest rate sensitivity.

For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees and at different times to changes in market interest rates. Rates on some assets and liabilities change in advance of changes in market rates of interest, while rates on other assets or liabilities may lag behind changes in market rates of interest. Additionally, loan and securities available for sale prepayments, and early withdrawals of certificates of deposit, could cause the interest sensitivities to vary.

This table sets forth information concerning our rate sensitive assets and liabilities at September 30, 2003. The assets and liabilities are classified by the earlier of maturity or repricing dates in accordance with their contractual terms. Certain shortcomings are inherent in the method of analysis presented in the following table.

	Three Months Or Less	Over Three Through Twelve Months	Over One Year Through Five Years	Over Five Years	Non- Interest- Bearing	Total
	(Dollars in thousands)
Assets
Interest-earning deposits in other financial institutions	$497	$99	$—	$—	$—	$596
Securities available for sale	3,829	11,140	57,805	144,395	—	217,169
Federal Reserve Bank and Federal Home Loan Bank stock	5,700	—	—	21,317	—	27,017
Federal funds sold	25,000	—	—	—	—	25,000
Loans, gross	126,472	42,825	124,521	39,876	—	333,694
Non-interest earning assets, net	—	—	—	—	53,702	53,702

Total assets	$161,498	$54,064	$182,326	$205,588	$53,702	$657,178

Liabilities and Shareholders Equity
Noninterest-bearing deposits	$—	$—	$—	$—	$139,707	$139,707
Interest-bearing deposits	179,492	110,250	42,321	15	—	332,078
Borrowings	12,834	40,000	74,000	—	—	126,834
Investment in trust preferred securities	17,000	—	—	—	—	17,000
Other liabilities	—	—	—	—	2,512	2,512
Shareholders’ equity	—	—	—	—	39,047	39,047

Total liabilities and shareholders equity	$209,326	$150,250	$116,321	$15	$181,266	$657,178

Interest rate sensitivity gap	$(47,828)	$(96,186)	$66,005	$205,573	$(127,564)

Cumulative interest rate sensitivity gap	$(47,828)	$(144,014)	$(78,009)	$127,564	$0

Cumulative % of rate sensitive assets in maturity period	24.57%	32.80%	60.54%	91.83%	100.0%

Rate sensitive assets to rate sensitive liabilities	0.77	0.36	1.57	N/A	N/A

Cumulative ratio	0.77	0.60	0.84	1.27	N/A

At September 30, 2003, our rate sensitive balance sheet was shown to be in a negative three month gap position. This implies that our net interest margin would decrease in the short–term if interest rates rise and would increase in the short-term if interest rates were to fall. However, as noted above, the extent to which our net interest margin will be impacted by changes in prevailing interests rates will depend on a number of factors, including how quickly rate sensitive assets and liabilities react to interest rate changes.

Derivative Financial Instruments

The Bank uses derivative instruments to reduce its exposure to adverse fluctuations in interest rates in accordance with its risk management policy. Generally, if interest rates increase, the value of the Bank’s loan commitments to borrowers and mortgage loans held for sale are adversely impacted. The Bank attempts to economically hedge 100% of the risk of the overall change in the fair value of loan commitments to borrowers and mortgage loans held for sale by entering into rate lock commitments with investors in mortgage loans at the date of loan commitments are made to the individual borrowers. These rate lock commitments are entered into at the same terms as those extended to borrowers to be delivered to the investors at a future date.

Loan commitments to borrowers and rate lock commitments with investors in mortgage loans are non-designated derivative instruments and are included in mortgage loans held for sale, gains and losses resulting from these derivative instruments are included in gains on sales of loans in the Company’s consolidated statements of income.

Capital Resources

The Company (on a consolidated basis) and the Bank (on a stand-alone basis) are subject to various regulatory capital requirements administered by federal and state banking agencies. See “Business—Supervision and Regulation” in this prospectus. Failure to meet minimum capital requirements can lead to the imposition of certain mandatory and possible additional discretionary restrictions on the operations of the Company and the Bank by their respective bank regulatory agencies, that, if imposed, could have a direct material adverse impact on the Company’s operating results and financial condition. See “Business—Supervision and Regulation—Capital Standards and Prompt Corrective Action” in this prospectus. Under capital adequacy guidelines and the regulatory framework for prompt corrective action that apply to all bank holding companies and FDIC insured banks in the United States, the Company (on a consolidated basis) and the Bank (on a stand-alone basis) must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital and classifications also are subject to qualitative judgments by the bank regulators as to components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company (on a consolidated basis) and the Bank (on a stand-alone basis) to maintain minimum amounts and ratios of total and Tier I capital (generally, common stock, non-redeemable preferred stock and retained earnings)—to risk—weighted assets (as defined), and of Tier I capital to average total assets.

Trust Preferred Securities. During 2002, we increased our capital resources through the following sales of trust preferred securities:

In June 2002, Pacific Mercantile Capital Trust I, a Delaware trust and wholly-owned subsidiary, sold $5 million of trust preferred securities to an institutional investor in a private placement. These securities mature in 30 years, are redeemable at the Company’s option beginning after 5 years, and require quarterly interest distributions, currently at a rate of 4.864%, which resets quarterly at the three month LIBOR rate plus 3.75%.

In August 2002, the PMB Capital Trust I, a Delaware trust and wholly-owned subsidiary, sold $5 million of trust preferred securities to an institutional investor in a private placement. These securities mature in 30 years, are redeemable at the Company’s option beginning after 5 years, and require semi-annual interest distributions, currently at a rate of 4.835%, which resets semi-annually at the six month LIBOR rate plus 3.625%.

In September 2002, PMB Statutory Trust III, a Connecticut trust and wholly-owned subsidiary, sold $7 million of trust preferred securities in a trust preferred pooled transaction. These securities mature in 30 years, are redeemable at the Company’s option beginning after 5 years, and require quarterly interest distributions, currently at a rate of 4.54%, which resets quarterly at the three month LIBOR rate plus 3.40%.

The trust preferred securities are senior in priority to the Company’s common stock, but subordinated to borrowings that may be obtained by the Company. Of the $17 million of those trust preferred securities $13 million qualify as Tier I capital, with the remaining trust preferred securities qualifying as Tier II capital, for regulatory purposes. Of the proceeds from these sales of the trust preferred securities, $15 million was contributed to the Bank to increase its capital and the remaining proceeds have been invested by the Company in a mortgage backed security pending further use of those funds, which may include additional contributions to the Bank’s capital to the extent necessary to support its growth and to fund the growth of the Company.

As of September 30, 2003, based on applicable capital regulations, the Company (on a consolidated basis) and the Bank (on a stand-alone basis) are categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, each of the Company and the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios. The following table contains the Company’s and Bank’s capital and capital ratios at September 30, 2003 compared to the respective regulatory requirements applicable to them. See “Business—Supervision and Regulation—Capital Standards and Prompt Corrective Action” in this prospectus.

			Applicable Federal Regulatory Requirement
	Actual		Capital Adequacy Purposes		To be Categorized As Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Total Capital to Risk Weighted Assets:
Company	$60,685	12.4%	$39,292	8.0%	$49,115	10.0%
Bank	52,612	10.8%	39,145	8.0%	48,931	10.0%
Tier I Capital to Risk Weighted Assets:
Company	$53,522	11.0%	$19,646	4.0%	$29,469	6.0%
Bank	49,069	10.0%	19,572	4.0%	29,359	6.0%
Tier I Capital to Average Assets:
Company	$53,522	8.4%	$25,488	4.0%	$31,860	5.0%
Bank	49,069	7.8%	25,381	4.0%	31,726	5.0%

Dividend Policy. The Company intends to retain earnings to support future growth and, therefore, does not expect to pay dividends for at least the next 18-24 months. See “Dividend Policy” in this prospectus for additional information regarding the Company’s dividend policy and restrictions on the Company’s ability to pay dividends.

BUSINESS

Overview

We are the largest and the fastest growing commercial banking organization headquartered in Orange County, California according to data compiled by the FDIC. We conduct our operations principally through Pacific Mercantile Bank, our wholly-owned California state chartered commercial bank that also is a member of the Federal Reserve System. We provide a broad range of commercial loan and deposit products, other commercial and mortgage banking services and securities brokerage services, from six financial centers located in Southern California and our Internet bank branch, primarily to middle market businesses and firms, professionals and consumers.

We commenced operations in March 1999, with a single financial center located in Newport Beach, California, and ended that year with $91 million in total assets. We now operate six full service financial centers, located in Orange, Los Angeles and San Diego Counties, in Southern California. In addition, we operate a separate Internet bank branch which offers banking and financial services to customers who prefer to use the Internet for most of their banking transactions, but which also is accessible to and is now used by many of our other customers to conduct their banking transactions more conveniently, day or night, from their homes or offices. As of September 30, 2003 we had grown to $657 million in consolidated total assets, $303 million in net loans (exclusive of loans held for sale), $472 million in total deposits, and $39 million in shareholders’ equity.

It is our intention to expand our banking franchise by opening additional financial centers or acquiring other banks in other areas of Southern California during the next two years. See “—Our Business Strategy.”

Industry Background

According to the FDIC, as of the end of 1985 there were 214 Southern California-based community banks in operation, including 46 that were headquartered in Orange County. Independent or “community” banks have been popular because they offer an alternative to the much larger multi-state and regional banks (with assets exceeding $10 billion), particularly for smaller and medium size businesses and professional firms who desire to obtain, and are willing to pay for personalized and more responsive banking services offered by many community banks. On the other hand, during the latter half of the 1990s, unlike the larger banks, we believe that many community banks failed to take advantage of advances in computer technology to improve the efficiency of their operations or to provide more convenient services and financial products to their customers.

By the end of 1997, due to a consolidation in the banking industry in which many of the community banks were acquired primarily by these larger banks, the number of Southern California-based community banks had declined in number to 139; and only the following six Orange County-based community banks survived that consolidation:

		As of June 30, 2003
Bank(1)	Date Opened	Total Assets	No. of Offices
		(In thousands)
Bank of Orange County	December 1980	$437,061	11
Sunwest Bank	April 1990	285,128	4
Los Angeles National Bank	December 1973	181,094	4
Harbor National Bank	December 1982	167,983	4
South Coast Commercial Bank	April 1980	135,602	2
Tustin Community Bank	April 1981	26,146	1

(1)	In this prospectus, the term “commercial bank” refers to depository institutions for which commercial lending is a material source of revenues and does not include savings banks or thrift or other depository institutions that concentrate primarily on real estate or consumer lending and for whom commercial lending an immaterial part of their business.

We believe, for a number of reasons, such as disruptions occasioned by the process of integrating the acquired banks into their operations and a focus on cutting expenses, that the larger acquiring banks were unable or unwilling to continue the level of personal service and convenience that many of the acquired banks had provided to their small and medium size business customers, leaving many of those customers overlooked or under-served.

These conditions provided a relatively unique opportunity, particularly in Orange County, to establish new independent commercial banking organizations that could address the needs of this segment of the banking market in Southern California and, thereby, capture market share from the larger banking organizations. As a result, during the period from January 1, 1998 to December 31, 2002, 10 new Orange County-based commercial banks were opened, including Pacific Mercantile Bank:

		As of June 30, 2003
Bank	Date Opened	Total Assets	Offices
		(In thousands)
Pacific Mercantile Bank	March 1999	$646,992	7	(1)
South County Bank NA	October 1999	119,209	1
Premier Commercial Bank	November 2001	95,574	1
Orange Community Bank	November 2000	91,258	1
Privest Bank	May 1998	82,277	2
Pacific Liberty Bank	May 1999	81,162	2
CommerceWest Bank NA	September 2001	80,272	1
Uniti Bank	December 2001	52,744	1
California First Bank	May 2001	42,246	1
Orange County Business Bank	December 2002	36,061	1

(1)	Includes our Internet bank branch which, under bank regulatory guidelines, qualifies and is treated as a separate banking office.

According to data published by the FDIC, at June 30, 2003 there were approximately 145 commercial banks that were operating banking offices in the area of Southern California comprised of Los Angeles, Orange, San Diego, Riverside and San Bernardino counties, which included 35 banks with assets in excess of $1 billion, some of which operate in multiple states; and 96 community banks with assets under $500 million; and only 12 commercial banks, including Pacific Mercantile Bank, with assets ranging from $500 million to $1 billion. Positioned between the larger banks, on the one hand, and the community banks, on the other hand, we believe that we have the opportunity to achieve further growth in our market area by continuing to implement our business plan.

Development and Implementation of Our Business Plan

Our Business Plan. Our founders, who included both experienced banking and computer professionals, adopted a business plan for Pacific Mercantile Bank that they believed would help us to attract many of the customers disaffected with the more impersonal service offered by the many of the larger banks and, at the same time, provide us with cost and other competitive advantages over both the existing and newer independent and community banks. That business plan called for us to:

•	offer our customers the best attributes of a community bank, which are personalized and responsive service;

•	take advantage of advances in technology to provide our customers the convenience and advantages offered by Internet and electronic banking, and, at the same time, to attain greater operating efficiencies;

•	build a technology and systems infrastructure that would support the growth and expansion of our banking franchise by the opening of financial centers at strategic locations in Orange County, then in other areas of Southern California with similar demographics;

•	achieve rapid growth in total assets in order to establish a presence in our market areas that would enable us to attract larger business customers and professionals who had outgrown their community banks; and

•	adhere to stringent credit underwriting standards in order to maintain the quality of our earning assets.

Implementation of Our Business Plan. We believe that our growth and expansion to date have been the result of our adherence to this business plan. Today we are the largest commercial bank based in Orange County. That growth has been achieved by providing our customers personalized and responsive service characteristic of community banks; establishing a physical presence by opening full service financial centers at strategic locations in our market areas; and taking advantage of advances in technology to offer our customers sophisticated business and Internet and other convenient banking services not offered by most community banks, and to achieve greater operating efficiencies in our business.

Additionally, unlike many older banking organizations with legacy computer systems or that have had to integrate different computer systems inherited from acquired banks, as a new banking organization we have been able to acquire the latest computer equipment and to contract with providers of the latest banking software for our business. We also have regularly improved and expanded our computer and automated systems. As a result, we believe that those systems will support the opening of additional financial centers and the further expansion of our banking franchise, at least during the next three years, without occasioning the kind of disruptions and increased operating expenses often associated with major capital enhancement and systems integration programs.

Establishment of our Network of Financial Centers. Although we focused on providing Internet banking services to our customers to distinguish us from other community banks, we realized that, to be able to offer a real alternative to and capture market share from larger banks, we also needed to establish a network of financial centers, that would enable us to:

•	establish a meaningful presence in the communities we serve;

•	provide offices where our customers could make deposits and obtain loans and personal assistance from experienced banking professionals; and

•	build long-term personal relationships with and obtain the loyalty of our customers.

At the same time we have taken advantage of our investment in technology to centralize many of the administrative functions traditionally performed at local branch banking offices and to reduce the costs of banking transactions by encouraging our customers to use the Internet for many of their banking transactions. As a result, we have been able to design more streamlined financial centers, generally ranging in size from 3,000 to 4,500 square feet and generally staffed by 8 to 12 employees, making them less costly to establish and operate than more traditional branch banking offices. It has been our experience that the cost of opening one of our new financial centers will range from $750,000 to $1 million, primarily to build-out and equip the financial center and fund operating costs until the financial center begins generating positive cash flow, which we expect would occur within a period of 6 to 12 months following its opening. By comparison, we estimate that more traditional banking offices generally range in size from 5,000 to 7,500 square feet and, we believe, that such offices generally require more equipment and a greater number of employees.

Internet Banking. During the late 1990s, the Internet rapidly emerged as an innovative means of providing financial services, attracting new customers and reducing operating expenses. For the first time, customers were able to access a variety of banking services and conduct numerous banking transactions over the Internet at any time, day or night, without regard to geographic distances or limitations.

As a result, in April 1999, we launched our interactive Internet bank branch, which is accessible at our web site at www.pmbank.com, both to customers who conduct banking transactions with us exclusively over the Internet and to all of our other customers who, as a result, have the choice of conducting their banking transactions at one of our financial centers or over the Internet. Additionally, we have equipped each of our financial centers with computer terminals and have made it a practice to help our customers use the Internet to conduct an increasing number of their banking transactions with us. Our data indicate that, during the nine months ended September 30, 2003, approximately 60% of our customers were using the Internet to view account information or conduct a number of banking transactions with us at our web site, which we believe has helped us to reduce our administrative costs. At June 30, 2003, the Bank had one employee for each $5.1 million in assets. By comparison, according to the Uniform Bank Performance Report issued by the Financial Institutions Examination Council, at June 30, 2003 the average for all banks in the United States with assets between $500 million and $1 billion was one employee for each $3.7 million of assets. See “—Our Commercial Banking Operations—Internet Banking Services.”

Location and Demographics of Our Service Area

Since our inception, we have focused on expanding our network of financial centers in Southern California, an area of approximately 36,500 square miles that is comprised of Los Angeles, Orange, San Diego, Riverside and San Bernardino Counties, the latter two of which comprise a region known as the “Inland Empire”. Set forth below are the locations of our six full service financial centers and the dates they were opened.

City	County	Date Opened
Newport Beach	Orange	March 1999
San Clemente	Orange	August 1999
South Coast Plaza, Costa Mesa	Orange	June 2001
Beverly Hills	Los Angeles	July 2001
La Jolla	San Diego	June 2002
La Habra	Orange	September 2003*

*	The La Habra Office was initially opened as a loan production office in June 2002 and later expanded into a full service financial center. La Habra is located in North Orange County and also serves customers from south Los Angeles County and areas of the Inland Empire.

We have chosen Southern California as our base of operations, as well as for our planned expansion during the next two to three years, because of its history of economic growth, its potential for achieving further growth, and its demographics, which we believe are particularly well suited to our banking model. According to the U.S. Census Bureau, Southern California’s population is the fourth largest in the United States and its approximately 16 million people had personal income totalling $589 billion in 2001. In addition, U.S. Census Bureau data, gathered in 2000, indicate that Los Angeles, Orange, San Diego, Riverside and San Bernardino counties were in the top 15 counties in the United States in terms of population growth and in the top 25 counties in the United States in terms of gross metropolitan product. Also, the business community in Southern California includes numerous small and medium size businesses and service and professional firms that operate in a diverse number of industries, including the entertainment, defense and aerospace, construction, health care and pharmaceuticals, and the computer and telecommunications industries.

Our Business Strategy

We intend to continue to expand our banking franchise by adding financial centers, primarily in Southern California. We also believe we are well positioned to take advantage of an improving economy and anticipated increases in interest rates, which should help us to achieve internal growth and to increase the profitability of our existing operations.

Expanding our Network of Financial Centers. We plan to add at least three financial centers over the next two years, either by acquiring community banks, or bank branches, or opening new financial centers in selected strategic locations primarily within Southern California. We believe that adding to our network of financial centers will enable us to grow our loans and other earning assets and increase our core deposits, thereby enabling us to increase our net interest margins and improve our profitability. We also believe that, with our technology systems already in place, we will be able to significantly increase the volume of banking transactions that we handle without having to incur the costs or disruptions of a major computer enhancement program, which should enable us to achieve additional cost savings and efficiencies.

In seeking acquisition candidates, we intend to focus on community banks in selected areas of Southern California where we believe middle market customers are being underserved or would find our combination of personalized and convenient banking and financial services attractive. If we are able to acquire other banks, we intend to restructure their operations to eliminate duplicative overhead and conform their operations to our business model, which generally relies to a greater extent on our computer systems that we believe will enable us to make their operations more efficient. At the present time, however, we are not in discussions or negotiations with, and there is no assurance that we will be able to acquire, suitable acquisition candidates.

Any new financial centers that we open will be modeled on our most recently opened centers. As a result, we expect that they will range in size from 3,000 to 4,500 square feet, and will be staffed by 8 to 12 employees. We expect that the opening of a new financial center will require expenditures ranging from $750,000 to $1 million, primarily for build-out and equipment (such as teller machines, computer terminals, safety deposit boxes and security cameras and equipment), and to fund personnel costs and other operating expenses until the financial center begins generating positive cash flow, which we expect will occur between 6 and 12 months after its opening.

Attracting New Customers. We also will continue our efforts to attract additional customers to our existing financial centers and to any new financial centers we will establish, by offering:

•	a broad selection of products and services primarily suited to the needs of our business customers and professionals, including some services that are typically available only from the larger banks with which we compete;

•	a higher level of convenience and access to banking services that are not typically available from the community banks in our service areas, made possible by the combination of our full service financial centers and Internet banking capabilities and services that we provide to our customers; and

•	courteous customer service provided by experienced banking professionals, in order to enhance customer satisfaction and loyalty.

We also plan to expand our marketing programs that are designed to attract new customers, by:

•	conducting direct mail campaigns targeted at prospective business and other customers that we believe, based on our experience, are likely to be dissatisfied with their existing banking relationships and to find our services and banking methods to be attractive; and

•	increasing our presence in our market areas, by adding experienced banking professionals who are from and have long standing relationships in those communities and by participating in and sponsoring community programs and events.

Achieving Internal Growth. We intend to achieve internal growth primarily by:

•	Increasing Commercial Loan Volume. A bank generally realizes higher yields on the loans it makes than from other interest earning assets, such as investments. As a result, we intend to increase the marketing of our loan products and, with the increase in capital that will result from this offering, to make larger loans that will enable us to attract larger and more established business customers. Additionally, we expect the strengthening economy to contribute to an increase in our loan growth.

•	Continuing to Maintain Loan Quality. We will continue our practice of maintaining a conservative loan mix, consisting of commercial and other business loans as well as real estate, construction and consumer loans, with an emphasis on high credit quality, in order to minimize loan losses which could otherwise reduce our profitability and undermine the benefits of loan growth.

•	Cross-Selling our Services and Products. Many of our customers come to us, initially, to obtain loans or credit lines. We will continue to market our deposit products and other banking and financial services to these customers in order to increase deposits and revenues.

Continuing to Improve our Technology. We plan to continue to take advantage of technological advances to enhance the services and financial tools that our customers will be able to use, reliably and securely, via the Internet and at the same time to achieve greater operating efficiencies in our business. During 2003, we installed a new data storage system that enables us to support the planned growth of our banking franchise and the addition of customers at our existing financial centers and Internet bank branch. We also implemented redundant security measures designed to further protect the security of confidential information transmitted over the public networks and have taken steps to better insure continuity of service, particularly in the event of a natural disaster or power interruption. See “—Our Commercial Banking Operations—Security Measures.”

We believe that our commitment to the use of the latest computer systems has enabled us to provide banking services with fewer employees than many of the banks with which we compete. At June 30, 2003, the Bank employed a total of 127 full time equivalent employees, or one employee for each $5.1 million of our assets. By comparison, at June 30, 2003, according to data published by the Financial Institutions Examination Council, the comparable ratio for all banks in the United States, ranging in size from $500 million to $1 billion in total assets, was $3.7 million of assets per employee.

Our Commercial Banking Operations

We offer our customers a wide range of loan and deposit products and other banking services.

Deposit Products

Deposits are a bank’s principal source of funds for making loans and acquiring other interest earning assets. Additionally, the costs or interest expense that a bank must incur to attract and maintain deposits will have a significant impact on its operating results. Those costs, in turn, will be determined in large measure by the types of deposit products that a bank offers to and is able to attract from its customers. Generally, banks seek to attract demand deposits which bear no interest and lower cost deposits such as interest-bearing checking, savings and money market deposits (which, along with noninterest bearing demand deposits, are commonly referred to in the banking business as “core deposits”). By comparison time deposits (commonly referred to as certificates of deposit), including those in denominations of $100,000 or more, usually bear much higher interest rates and are more price sensitive and volatile than core deposits. Banks that are not able to attract significant amounts of core deposits must rely on more expensive time deposits to fund interest earning assets. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Net Interest Income.”

The following table sets forth, by type of deposit, the year to date average balances and total amounts of the deposits maintained by our customers as of September 30, 2003:

	September 30, 2003
	Year-to-Date Average Balance	Balance at September 30
	(In thousands)
	(unaudited)
Type of Deposit
Noninterest-bearing checking accounts(1)	$124,228	$139,707
Interest-bearing transaction accounts(2)	119,904	125,273
Certificates of deposit(3)	224,545	206,805

Totals	$468,677	$471,785

(1)	Includes noninterest-bearing demand checking accounts. Excludes $6,000 as of September 30, 2003 and $39,000 year to date average balance for the nine months ended September 30, 2003 of noninterest-bearing demand deposits maintained at the Bank by PMB Securities Corp., a wholly-owned subsidiary of the Company.

(2)	Includes savings accounts and money market accounts. Excludes $5.5 million of money market deposits maintained at the Bank by the Bancorp and $91,000 of money market deposits maintained at the Bank by PMB Securities Corp.

(3)	Time certificates of deposit in varying denominations under and over $100,000. Excludes a $250,000 certificate of deposit maintained at the Bank by the Bancorp.

Loan Products

We offer a line of different loan products, including commercial loans and credit lines, accounts receivable and inventory financing, SBA guaranteed business loans and commercial real estate and construction loans and consumer loans. The following table sets forth the types and the amounts of our loans that were outstanding as of September 30, 2003:

	At September 30, 2003
	Amount	Percent of Total
	(Dollars in thousands)
	(unaudited)
Commercial loans	$98,154	32.0%
Real estate loans	113,582	37.0
Residential mortgage loans(1)	74,883	24.4
Construction loans	11,335	3.7
Consumer loans	8,838	2.9

Total(1)	$306,792	100.0%

(1)	Residential mortgage loans consist primarily of multi-family mortgage loans. Total loans exclude loans held for sale at September 30, 2003 in the amount of $27 million consisting primarily of single family residential mortgage loans (see “—Mortgage Banking Operations” below).

Commercial Loans

The commercial loans we offer include short-term secured and unsecured business and commercial loans with maturities ranging from 12 to 24 months, accounts receivable financing for terms of up to 12 months, equipment and automobile loans and leases which generally amortize over a period of up to 7 years, and SBA guaranteed business loans with terms of up to 10 years. The interest rates on these loans generally are adjustable and usually are indexed to The Wall Street Journal’s prime rate. Many of these loans that were originated during the past year were made subject to an interest rate floor in the 5.0% to 6.0% range. In order to mitigate the risk of borrower default, we generally require collateral to support the credit or, in the case of loans made to businesses, personal guarantees from their owners, or both. In addition, all such loans must have well-defined primary and secondary sources of repayment. Generally, lines of credit are granted for no more than a 12-month period and are subject to periodic reviews.

Commercial loans, including accounts receivable financing, generally are made to businesses that have been in operation for at least three years. In addition, these borrowers have debt-to-net worth ratios that generally do not exceed four-to-one and operating cash flow sufficient to demonstrate the ability to pay obligations as they become due. The borrowers also must have good payment histories as evidenced by credit reports.

We also offer asset-based lending products, which involve a higher degree of risk, because they generally are made to businesses that are growing rapidly, but cannot internally fund their growth without borrowings. These loans are collateralized primarily by the borrower’s accounts receivable. We control our risk by requiring loan-to-value ratios of not more than 80% and by closely and regularly monitoring the amount and value of the collateral in order to maintain that ratio.

Commercial loan growth is important to the growth and profitability of our banking franchise because, although not required to do so, commercial loan borrowers often establish noninterest-bearing (demand) and interest-bearing transaction deposit accounts and banking services relationships with us. Those deposit accounts help us to reduce our overall cost of funds and those banking services relationships provide us with a source of additional revenue.

Commercial Real Estate Loans

The majority of our real estate loans are secured by deeds of trust on nonresidential real property, most of which are secured by first trust deeds. Our remaining real estate loans consist primarily of loans purchased from an unrelated mortgage banking firm that are secured primarily by first trust deeds on apartment buildings or other multi-family dwellings. Loans secured by nonresidential real estate often involve loan balances to single borrowers or groups of related borrowers, and generally involve a greater risk of nonpayment than do mortgage loans secured by multi-family dwellings. Payments on these loans depend to a large degree on results of operations and dependable cash flows of the borrowers, which are generated from a wide variety of businesses and industries. As a result, repayment of these loans can be affected adversely by changes in the economy in general or by the real estate market more specifically. Accordingly, the nature of this type of loan makes it more difficult to monitor and evaluate. Consequently, we typically require personal guarantees from the owners of the businesses to which we make such loans.

Customers wishing to obtain a commercial real estate loan must have good payment records with a debt coverage ratio generally of at least 1.25 to 1. In addition, we require adequate insurance on the property securing the loan to protect the collateral value. Generally, these types of loans are indexed to The Wall Street Journal prime rate and are written for terms of up to 7 years, with loan-to-value ratios of not more than 75%. We generally place 5% interest rate floors on newly-originated commercial real estate loans.

Real Estate Construction Loans

Generally these loans are designed to meet the needs of specific construction projects, are secured by first trust deeds on the properties, and typically do not exceed 18 months. Although borrowers are personally liable for repayment of these loans, they usually are paid with proceeds from a permanent mortgage loan (take out financing) or from the proceeds of the sale of the property. Loan terms are based on current market conditions, with interest rates that adjust based on market rates of interest.

Real estate construction loans also provide us with the opportunity to establish business banking relationships that can enable us to obtain deposits from and to provide revenue generating banking services to real estate developers and real property owners in our service areas.

Consumer Loans

We offer a variety of loan and credit products to consumers including personal installment loans, lines of credit and credit cards. We design these products to meet the needs of our customers, and some are made at fixed rates of interest and others at adjustable rates of interest. Consumer loans often entail greater risk than real estate mortgage loans, particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets, such as automobiles, that may not provide an adequate source of repayment of the outstanding loan balance in the event of a default by the consumer. Consumer loan collections are dependent on the borrower’s ongoing financial stability. Furthermore, in the event a consumer files for bankruptcy protection, the bankruptcy and insolvency laws may limit the amount which can be recovered on such loans. Consumer loans require a good payment record and, typically, debt ratios of not more than 40%.

Consumer loans and credit products are important because consumers are a source of noninterest-bearing checking accounts and low cost savings deposits. Additionally, banking relationships with consumers tend to be stable and longer lasting than banking relationships with businesses, which tend to be more sensitive to price competition.

Business Banking Services

We offer various banking and financial services designed primarily for our business banking customers, including:

•	Financial management tools that include multiple account control, account analysis, transaction security and verification, wire transfers, universal bill payment, payroll and lock box services, most of which are available at our Internet web site;

•	Automated clearinghouse origination services that enable any businesses that charge for their services or products on a monthly or other periodic basis to obtain payment from their customers through an automatic, pre-authorized debit from their customers’ bank accounts anywhere in the United States; and

•	Electronic check origination and processing that allows businesses, including Internet retailers, to accept payment from their customers in the form of an electronic check that we are able to debit electronically from any bank in the United States.

Convenience Banking Services

We also offer a number of services and products that make it more convenient to conduct banking transactions, such as our Internet banking, ATM’s, phone banking, night drop services and courier and armored car services to order and receive cash without having to travel to our banking offices.

Internet Banking Services

Our customers can access and conduct banking transactions at our web site, at www.pmbank.com, through any Internet service provider by means of secure web browsers. When customers access the menu of products and services at the our web site, they are able conduct the following banking or financial transactions:

•	Utilizing financial cash management services

•	Making payroll and tax payments

•	Transferring funds from credit lines to, and making loan payments from, deposit accounts

•	Preparing and submitting loan applications

•	Paying bills and ordering wire transfers of funds

•	Transferring funds between accounts

•	Ordering cash for delivery by courier service

•	Opening checking and savings accounts

•	Viewing account balances and account history

•	Viewing the front and back of paid checks, within one day of their receipt by us

•	Printing bank statements

•	Effectuating stop payments

•	Purchasing and renewing certificates of deposit

•	Re-ordering checks

We also have recently launched a wholesale mortgage loan web site for use by mortgage loan brokers who need to obtain the latest data regarding our mortgage loan programs, including applicable interest rates, and the status of mortgage loan applications that they have submitted to us.

Security Measures

Our ability to provide customers with secure and uninterrupted financial services is of paramount importance to our business. We believe our computers banking systems, services and software meet the highest standards of bank and electronic systems security. The following are among the security measures that we implemented:

Bank-Wide Security Measures

•	Service Continuity. In order to better ensure continuity of service, we have located our critical file servers and computer and telecommunications systems at an offsite hardened and secure data center. This data center provides the physical environment necessary to keep servers up and running 24 hours a day, 7 days a week. It is custom designed with raised floors, HVAC temperature control systems with separate cooling zones, seismically braced racks, and generators to keep the system operating during power outages and has been designed to withstand fires and earthquakes up to a magnitude of 8.0 on the Richter scale. The data center also has a wide range of physical security features, including smoke detection and fire suppression systems, motion sensors, and 24x7 secured access, as well as video camera surveillance and security breach alarms. In addition, the data center is connected to the Internet by redundant OC-12 circuits with advanced capacity monitoring and planning, able to scale to OC-192 capacity. For added reliability and redundancy, the data center is served by two different Central Offices and has dual-path, dual-entry fiber facilities. These circuits terminate on dual routers to ensure complete redundancy and maximum uptime and the center is designed so that there can be no single point of failure.

•	Physical Security. All servers and network computers reside in secure facilities. Only employees with proper identification may enter the primary server areas.

•	Monitoring. All customer transactions on our Internet servers and internal computer systems produce one or more entries into transactional logs. Our personnel routinely review these logs to identify any abnormal or unusual activity and to take appropriate action. We believe that, ultimately, vigilant monitoring is the best defense against fraud.

Internet Security Measures

•	Encrypted Transactions. All banking transactions and Internet communications are encrypted.

•	Secure Logon. We use a variety of measures to minimize the possibility that a third party may download password files or user identifications of the Bank or its customers, and passwords are stored behind a secure firewall.

•	Firewalls. All of our Internet banking services are routed from our Internet server through one or more firewalls.

We believe the risk of fraud presented by providing Internet banking services is not materially different from the risk of fraud inherent in any banking relationship. We also believe that potential security breaches can arise from any of the following circumstances:

•	misappropriation of a customer’s account number or password;

•	penetration of our server by an outside “hacker;”

•	fraud committed by a new customer in completing his or her application with us; and

•	fraud committed by an employee of ours or one of our service providers.

Both traditional banks and Internet banks are vulnerable to these types of fraud. By establishing the security measures described above, we believe we can minimize, to the extent practicable, our vulnerability to the first three types of fraud. To counteract fraud by employees and service providers, we have established internal procedures and policies designed to ensure that, as in any bank, proper control and supervision is exercised over employees and service providers. We also maintain insurance to protect us from losses due to fraud committed by employees.

Additionally, the adequacy of our security measures is reviewed periodically by the Federal Reserve Board and the DFI, which are the federal and state government agencies with supervisory authority over the Bank. We also retain the services of third party computer security firms to conduct periodic tests of our computer and Internet banking systems to identify potential threats to the security of our systems and to recommend additional actions that we can take to improve our security measures.

Mortgage Banking Operations

In 2001, we established a mortgage banking division which originates residential mortgages that, for the most part, qualify for resale to long-term investors in the secondary residential mortgage market. Our mortgage loan products include conforming and non-conforming agency-quality one-to-four family first mortgages, investor-quality home equity second mortgages and investor-quality home equity lines of credit secured by second trust deeds or mortgages. In most instances, we fund these loans at the time of origination and sell the loans to investors in the secondary market within 30 days of funding. We earn loan origination and processing fees, which are recorded in our operating statements as noninterest income.

Generally, residential real estate loans must meet secondary market investment criteria, which require that the loan-to-value ratios generally not exceed 90%, and that the borrower have a good payment history, a mortgage payment ratio of not more than 28% of income and total debt that does not exceed 40% of income.

Our mortgage loan division generated noninterest income of $2.7 million and $4.7 million, respectively, in the years ended December 31, 2001 and 2002 and $4.9 million in the nine months ended September 30, 2003, as mortgage loan originations increased significantly in fiscal 2002 and 2003 due to the declining mortgage interest rates which led to increases in refinancings of existing mortgages and home purchase financings in Southern California.

We currently expect a strengthening in the economy, which we believe will lead to an increase in interest rates and, therefore, a slowing in mortgage loan originations over the next 12 to 24 months. As a result, we do not expect our mortgage banking division to generate as much income in fiscal 2004 as it did in fiscal 2002 or 2003. However, if interest rates do increase, we believe that any resulting decline in noninterest income will be more than offset by increases in interest income on commercial loans and other loans and on investment securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Noninterest Income.”

Other Financial Services

In December 2002 we began offering our customers retail securities brokerage services through PMB Securities Corp., a wholly-owned subsidiary that is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the National Association of Securities Dealers, Inc. (the “NASD”). PMB Securities also offers customers a range of different investment products including tax free income, fixed income and equity securities and mutual fund investments. These services and investment products are available to our customers at our financial centers, which are staffed by PMB Securities employees, or on-line via a link on our Internet web site.

Competition

Competitive Conditions in the Traditional Banking Environment

The banking business in California generally, and in our service area in particular, is highly competitive with respect to both loans and deposits and is dominated by a relatively small number of large multi-state and California-based banks which have numerous banking offices operating over wide geographic areas. We compete for deposits and loans with those banks, with community banks that are based or have branch offices in our market areas, and with savings and loan associations, credit unions, mortgage companies, money market and other mutual funds, stock brokerage firms, insurance companies, and other traditional and nontraditional financial institutions. We also compete for customers’ funds with governmental and private entities issuing debt or equity securities or other forms of investments which may offer different and potentially higher yields than those available through bank deposits.

Major financial institutions that operate throughout California and that have offices in our service areas include Bank of America, Wells Fargo Bank, Union Bank, Bank of the West, Washington Mutual Savings Bank, U. S. Bancorp, Comerica Bank and Citibank. Larger independent banks and other financial institutions with offices in our service areas include, among others, City National Bank, Manufacturers Bank, and California Bank and Trust.

These banks, as well as others in our service areas, and other financial institutions have the financial capability to conduct extensive advertising campaigns and to shift their resources to regions or activities of greater potential profitability. Many of them also offer diversified financial services which we do not presently offer directly. The larger banks also have substantially more capital and higher lending limits than our Bank.

In order to compete with the banks and other financial institutions operating in our service areas, we rely on our ability to provide flexible, more convenient and more personalized service to customers, including Internet banking services and financial tools. At the same time, we emphasize personal contacts with potential and existing customers by our directors, officers and other employees; develop and participate in local promotional activities; and seek to develop specialized or streamlined services for customers. To the extent customers desire loans in excess of our lending limit or services not offered by us, we attempt to assist customers in obtaining such loans or other services through participations with other banks or assistance from our correspondent banks or third party vendors.

We also compete for customer funds with the numerous and a growing number of securities brokerage firms and mutual funds that provide investment products that are alternatives to our deposit products and also offer online trading and investments. Our wholly-owned subsidiary, PMB Securities Corp., offers discount securities brokerage services to our customers both at our financial centers and via a link on our Internet web site. However, to date the operations of PMB Securities have not been material to our business.

Competitive Conditions in Internet Banking

There are a number of banks that offer services exclusively over the Internet, such as NetBank and E*TRADE Bank, and other banks, such as Bank of America and Wells Fargo Bank, that market their Internet services to their customers nationwide. We believe that only the very largest of the commercial banks with which we compete offer the comprehensiveness of Internet banking services that we are able to offer. However, many of the larger banks do have greater market presence and greater financial resources to market their Internet banking services. Additionally, new competitors and competitive factors are likely to emerge, particularly in view of the rapid development of Internet commerce. On the other hand, there have been some recently published reports indicating that the actual rate of growth in the use of the Internet banking services by consumers and businesses is lower than had been previously predicted and that many customers still prefer to be able to conduct at least some of their banking transactions at local banking offices. We believe that these findings support our strategic decision, made at the outset, to offer customers the benefits of both traditional and Internet banking services and we believe that this strategy has been an important factor in our growth to date and will contribute to our growth in the future. See “—Development and Implementation of Our Business Plan.”

Effects of Legislation and Government Regulation on Competition.

Existing and future state and federal legislation, and government regulation of banking institutions, could significantly affect our costs of doing business, the range of permissible activities and competitive balance among major and smaller banks and other financial institutions. We cannot predict the impact such developments may have on commercial banking in general or on our business in particular. For additional information regarding these matters, see the discussion in below under the caption “—Supervision and Regulation.”

Supervision and Regulation

Both federal and state laws extensively regulate bank holding companies and banks. This regulation is intended primarily for the protection of depositors and the FDIC’s deposit insurance fund and not for the benefit of shareholders. Set forth below is a summary description of the material laws and regulations that affect or bear on our operations. The description does not purport to be complete and is qualified in its entirety by reference to the laws and regulations summarized below.

Pacific Mercantile Bancorp

General. Pacific Mercantile Bancorp is a registered bank holding company subject to regulation under the Bank Holding Company Act of 1956, as amended. Pursuant to that Act, we are required to file periodic reports with and we are subject to supervision and periodic examination by the Board of Governors of the Federal Reserve Board (the “Federal Reserve Board” or the “FRB”).

As a bank holding company, we are allowed to engage, directly or indirectly, only in banking and other activities that the Federal Reserve Board deems to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. However, over the past ten years the Federal Reserve Board has increased the activities and businesses that it has designated as closely related to banking in order to enhance the ability of bank holding companies to compete with diversified financial institutions and service organizations that are not subject to the same regulation as bank holding companies. Business activities designated by the Federal Reserve Board to be closely related to banking include securities brokerage services and products and data processing services, among others.

As a bank holding company, we must obtain the prior approval of the Federal Reserve Board before we may acquire more than 5% of the outstanding shares of any class of voting securities, or of substantially all of the assets, of any bank or other bank holding company and for any merger of the Company with any other bank holding company. Additionally, we are required to obtain the prior approval of the Federal Reserve Board for the acquisition of more than 5% of the outstanding shares of any class of voting securities, or of substantially all of the assets, of other entities engaged in banking related services.

Under Federal Reserve Board regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board’s policy that, in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company’s failure to meet these obligations will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board’s regulations or both.

Among its powers, the Federal Reserve Board may require any bank holding company to terminate an activity or terminate control of or liquidate or divest subsidiaries or affiliates that the Federal Reserve Board determines constitutes a significant risk to the financial safety, soundness or stability of the bank holding company or any of its banking subsidiaries. The Federal Reserve Board also has the authority to regulate provisions of a bank holding company’s debt, including authority to impose interest ceilings and reserve requirements on such debt. Subject to certain exceptions, bank holding companies also are required to file written notice and obtain approval from the Federal Reserve Board prior to purchasing or redeeming their common stock or other equity securities. A bank holding company and its non-banking subsidiaries also are prohibited from requiring tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of any services.

Additionally, the Federal Reserve Board requires all bank holding companies to maintain capital at or above certain prescribed levels. See “—Capital Standards and Prompt Corrective Action” below.

The Company also is a bank holding company within the meaning of Section 3700 of the California Financial Code. As such, we are subject to examination by, and may be required to file reports with, the DFI.

Financial Services Modernization Legislation. The Financial Services Modernization Act, which also is known as the Gramm-Leach-Bliley Act, was enacted into law in 1999. The principal objectives of that Act are to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities and investment banking firms, and other financial service providers by revising and expanding the Bank Holding Company Act to permit a holding company system, meeting certain specified qualifications, to engage in broader range of financial activities, primarily through wholly-owned subsidiaries, and, thereby, to foster greater competition among financial services companies. To accomplish those objectives, among other things, the Act repealed the two affiliation provisions of the Glass-Steagall Act that had been adopted in the early 1930s during the Depression: Section 20, which restricted the affiliation of Federal Reserve Member Banks with firms “engaged principally” in specified securities activities; and Section 32, which restricted officer, director, or employee interlocks between a member bank and any company or person “primarily engaged” in specified securities activities. The Financial Services Modernization Act also contains provisions that expressly preempt any state law restricting the establishment of financial affiliations, primarily related to insurance. That Act also:

•	broadens the activities that may be conducted by national banks, banking subsidiaries of bank holding companies, and their financial subsidiaries;

•	provides an enhanced framework for protecting the privacy of consumer information;

•	adopts a number of provisions related to the capitalization, membership, corporate governance, and other measures designed to modernize the Federal Home Loan Bank system;

•	modifies the laws governing the implementation of the Community Reinvestment Act (which is described in greater detail below); and

•	addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

A bank holding company that qualifies and elects to become a financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or are incidental or complementary to activities that are financial in nature. According to current Federal Reserve Board regulations, activities that are financial in nature and may be engaged in by financial holding companies include: securities underwriting; dealing and market making; sponsoring mutual funds and investment companies and engaging in insurance underwriting and brokerage; and engaging in merchant banking activities.

We do not believe that the Financial Services Modernization Act will have a material effect on our operations, at least in the near-term. However, to the extent that it enables banks, securities firms, and insurance companies to affiliate, the financial services industry may experience further consolidation. Additionally, the Act may have the result of increasing the level of competition that we face from larger institutions and other types of companies offering diversified financial products, many of which may have substantially greater financial resources than we have.

A bank holding company that is not also a financial holding company may not engage in such financial activities. Instead, as discussed above, it is limited to engaging in banking and such other activities as determined by the Federal Reserve Board to be as closely related to banking or managing or controlling banks as to be a proper incident thereto.

We have no current plans to engage in any activities not permitted to traditional bank holding companies, including those expressly permitted by the Financial Services Modernization Act and we are not a financial holding company.

Privacy Provisions of the Financial Services Modernization Act. As required by the Financial Services Modernization Act, federal banking regulators have adopted rules that limit the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. Pursuant to the rules, financial institutions must provide:

•	initial notices to customers about their privacy policies, describing the conditions under which they may disclose non-public personal information to non-affiliated third parties and affiliates;

•	annual notices of their privacy policies to current customers; and

•	a reasonable method for customers to “opt out” of disclosures to nonaffiliated third parties.

The Sarbanes-Oxley Act of 2002. On July 30, 2002, President Bush signed the Sarbanes-Oxley Act of 2002 into law. This Act addresses accounting oversight and corporate governance matters of companies whose securities are registered under the Exchange Act (“public companies”) and, therefore, applies to us. Among other things, the Sarbanes-Oxley Act:

•	provides for the creation of a five-member oversight board appointed by the Securities and Exchange Commission that will set standards for accountants and have investigative and disciplinary powers;

•	prohibits accounting firms from providing various types of consulting services to their public company clients and requires accounting firms to rotate partners among public company clients every five years;

•	increases the criminal penalties for financial crimes;

•	expands disclosure of corporate operations and requires public companies to implement disclosure controls and procedures designed to assure that material information regarding their business and financial performance is included in the public reports they file under the Exchange Act (“Exchange Act Reports”);

•	requires the chief executive and chief financial officers of public companies to certify as to the accuracy and completeness of the Exchange Act Reports that their companies file, the financial statements included in those Reports and the adequacy of their disclosure procedures and controls and the adequacy and integrity of their internal controls;

•	requires the directors of public companies that serve on audit committees to meet stringent independence standards;

•	will require public companies whose publicly traded securities have a value in excess of $75 million to file their Exchange Act Reports on a more accelerated basis than is currently required;

•	requires more expeditious reporting by directors and officers and other public company insiders regarding their trading in company securities; and

•	establishes statutory separations between investment banking firms and analysts.

We have implemented disclosure controls and procedures and taken other actions to meet the expanded disclosure requirements and certification requirements of the Sarbanes-Oxley Act. Additionally, we have determined that the members of our audit committee meet the independence standards imposed by that Act. A number of the requirements under that Act will become effective during fiscal 2004 and, to the extent we do not already meet any of those new requirements, we will be taking the actions required to do so.

Pacific Mercantile Bank

General. As a California state chartered bank, Pacific Mercantile Bank (the “Bank”) is subject to primary supervision, periodic examination and regulation by the DFI. As a member of the Federal Reserve Bank of San

Francisco, the Bank also is subject to regulation by the Federal Reserve Board, which is its primary federal banking regulator. Also, because its deposits are insured by the FDIC, the Bank also is subject to regulations promulgated by the FDIC.

If, as a result of an examination of a federally regulated bank, its primary federal bank regulatory agency, such as the Federal Reserve Board, were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of a bank’s operations had become unsatisfactory or that the bank or its management was in violation of any law or regulation, that agency has the authority to take a number of different remedial actions as it deems appropriate under the circumstances. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in the bank’s capital, to restrict the bank’s growth, to assess civil monetary penalties against the bank’s officers or directors, to remove officers and directors and, if the federal agency concludes that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate a bank’s deposit insurance, which in the case of a California chartered bank would result in revocation of its charter and require it to cease its banking operations. Additionally, under California law the DFI has many of the same remedial powers with respect to California state chartered banks.

Federal and state banking laws, and the implementing regulations that are promulgated by Federal and State regulatory agencies, cover most aspects of a bank’s operations, including the reserves a bank must maintain against deposits and for possible loan losses and other contingencies; the ownership and acquisition of deposit accounts; the interest rates that a bank may pay on deposits, loans and investments; the types of investments that a bank may make; the borrowings that a bank may incur; a bank’s growth levels and the number and location of banking offices that a bank may establish; acquisition and merger activities of a bank; the amount of dividends that a bank may pay; and the capital requirements that a bank must satisfy. See “—Capital Standards and Prompt Corrective Action” below in this prospectus for a more detailed discussion regarding capital requirements that are applicable to us and the Bank.

Dividends and Other Transfers of Funds. In addition to cash generated from our initial public offering in June 2000, and from the sale by the Company in 2002 of trust preferred securities (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources” elsewhere in this prospectus), it is expected that, in the future, dividends from the Bank will constitute one of the principal sources of cash available to the Company. The Company is a legal entity separate and distinct from the Bank and the Bank is subject to various statutory and regulatory restrictions on its ability to pay cash dividends to the Company. In addition, the Federal Reserve Board and the DFI have the authority to prohibit the Bank from paying dividends, if either of them deems payment of dividends by the Bank to be an unsafe or unsound practice. See “Dividend Policy—Restrictions on the Payment of Dividends.”

Additionally, the Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by banks and bank holding companies under its jurisdiction. Compliance with the standards set forth in those guidelines and the restrictions that are or may be imposed under the prompt corrective action provisions of federal law could limit the amount of dividends which the Bank or the Company may pay. See “—Capital Standards and Prompt Corrective Action” below in this prospectus. An insured depository institution, like the Bank, also is prohibited from paying management fees to any controlling persons or, with limited exceptions, paying dividends if, after the transaction, the institution would be undercapitalized.

Restrictions on Transactions between the Bank and the Company and its other Affiliates. The Bank is subject to restrictions imposed by federal law on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, the Company or any of its other subsidiaries; the purchase of, or investments in, Company stock or other Company securities and the taking of such securities as collateral for loans; and the purchase of assets from the Company or any of its other subsidiaries. Such restrictions prevent the Company and any of its subsidiaries from borrowing from the Bank unless the loans are secured by marketable obligations in designated amounts, and such secured loans and investments by the Bank to or in the Company or any of its subsidiaries are limited, individually, to 10% of the Bank’s capital and surplus (as defined by federal regulations) and, in the aggregate, to 20% of the Bank’s capital and surplus. California law also imposes restrictions with respect to transactions involving the Company and other persons deemed under that law to control the Bank. Additional restrictions on transactions with affiliates of the Company may be imposed on the Bank under the prompt corrective action provisions of federal law. See “—Capital Standards and Prompt Corrective Action.”

Capital Standards and Prompt Corrective Action

Capital Standards. The Federal Reserve Board and other federal bank regulatory agencies have adopted uniform risk-based minimum capital guidelines intended to require banking organizations to maintain capital at levels that reflect the degree of risk associated with the banking organization’s operations both for assets that are reported on the organization’s balance sheet, and for assets such as letters of credit and recourse arrangements which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjusted percentages, which range from zero percent for assets with low credit risk, such as U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as commercial loans.

These guidelines require banking organizations to maintain a ratio of qualifying total capital to risk-adjusted assets of at least 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%. Tier 1 capital consists principally of common stock and non-redeemable preferred stock, retained earnings and, subject to certain limitations, trust preferred securities issued by a wholly-owned subsidiary of a bank holding company. In addition to the risked-based guidelines, federal banking regulators require banking organizations to maintain a ratio of Tier 1 capital to total average assets of 4%, which is referred to as the leverage ratio. For a banking organization to achieve the highest of five capital ratings issued by federal bank regulators, the minimum leverage ratio of Tier 1 capital to total average assets must be 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, in the case of depository institutions that are subject to unusual or undue risk or have been found to have engaged in unsound or unsafe banking practices, federal bank regulators have the discretion to set individual minimum capital requirements at rates significantly above the minimum guidelines and ratios.

Prompt Corrective Action and Other Enforcement Mechanisms. Federal banking agencies possess broad powers to take corrective and other supervisory action to resolve the problems of insured depository institutions, including those institutions that fall below one or more prescribed minimum capital ratios.

Each federal banking agency has promulgated regulations defining the following five categories in which an insured depository institution will be placed, based on its capital ratios:

•	well capitalized;

•	adequately capitalized;

•	undercapitalized;

•	significantly undercapitalized; and

•	critically undercapitalized.

An institution that, based upon its capital levels, is classified as well capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if its primary federal banking regulatory agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to greater operating restrictions and regulatory increased supervision. The federal banking agencies, however, may not treat a significantly undercapitalized institution as critically undercapitalized unless its capital ratio actually warrants such treatment.

The table below sets forth, as of September 30, 2003, the capital ratios of the Company (on a consolidated basis) and the Bank and compares those capital ratios to the federally established capital requirements that must be met for a bank holding company or a bank to be deemed adequately capitalized and to be deemed a “well capitalized institution” under the prompt corrective action regulations described below:

At September 30, 2003	Actual	For Capital Adequacy Purposes	To be Classified as Well Capitalized
Total Capital to Risk Weighted Assets
Company	12.4%	(More than or Equal to) 8.0%	(More than or Equal to) 10.0%
Bank	10.8%	(More than or Equal to) 8.0%	(More than or Equal to) 10.0%
Tier I Capital to Risk Weighted Assets
Company	11.0%	(More than or Equal to) 4.0%	(More than or Equal to) 6.0%
Bank	10.0%	(More than or Equal to) 4.0%	(More than or Equal to) 6.0%
Tier I Capital to Average Assets
Company	8.4%	(More than or Equal to) 4.0%	(More than or Equal to) 5.0%
Bank	7.8%	(More than or Equal to) 4.0%	(More than or Equal to) 5.0%

As the table indicates, at September 30, 2003 the Company (on a consolidated basis) and the Bank exceeded the capital ratios required for classification as adequately capitalized institutions, under federally mandated capital standards and as “well capitalized” institutions under the federally established prompt corrective action regulations.

Safety and Soundness Standards. In addition to measures taken under the prompt corrective action provisions, banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices or for violating any law, rule, regulation, or any condition imposed in writing by its primary federal banking regulatory agency or any written agreement with that agency. The federal banking agencies have adopted guidelines designed to identify and address potential safety and soundness concerns that could, if not corrected, lead to a deterioration in the quality of a bank’s assets, liquidity or capital problems. Those guidelines set forth operational and managerial standards relating to such matters as:

•	internal controls, information systems and internal audit systems;

•	loan documentation;

•	credit underwriting;

•	asset growth;

•	earnings; and

•	compensation, fees and benefits.

In addition, the federal banking agencies also have adopted safety and soundness guidelines with respect to asset quality and earnings standards. These guidelines provide six standards for establishing and maintaining a system to identify problem assets and prevent those assets from deteriorating. Under these standards, an insured depository institution is expected to:

•	conduct periodic asset quality reviews to identify problem assets, estimate the inherent losses in problem assets and establish reserves that are sufficient to absorb estimated losses;

•	compare problem asset totals to capital;

•	take appropriate corrective action to resolve problem assets;

•	consider the size and potential risks of material asset concentrations; and

•	provide periodic asset quality reports with adequate information for management and the board of directors to assess the level of asset risk.

These guidelines also establish standards for evaluating and monitoring earnings and for ensuring that earnings are sufficient for the maintenance of adequate capital and reserves.

FDIC Deposit Insurance

The FDIC operates a Bank Insurance Fund (“BIF”) which insures the deposits, up to federally prescribed limits, of those banks that are subject to regulation by a federal banking regulatory agency and have elected to participate in that Fund (“BIF Members”). The Bank is a BIF Member and, as a result, its deposit accounts are insured up to the maximum amount permitted by law. The FDIC charges all BIF Members an annual assessment for the insurance of their deposits. The amount of a bank’s annual assessment is based on its relative risk of default as measured by (i) the institution’s federal regulatory capital risk category, which can range from well capitalized to less than adequately capitalized, and (ii) its supervisory subgroup category, which is based on the federal regulatory assessment of the financial condition of the institution and the probability that FDIC or other corrective action will be required. The assessment rate currently ranges from 0 to 27 cents per $100 of domestic insured deposits. The FDIC has the authority to increase or decrease the rate of the assessment on a semi-annual basis. An increase in the assessment rate would increase the Bank’s costs of doing business.

The FDIC may terminate insurance of deposits upon finding that an insured institution has engaged in unsafe or unsound practices, is in too unsafe or unsound a condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC or the institution’s primary federal regulatory agency. California does not permit commercial banks to operate without FDIC insurance and, as a result, termination of a California bank’s FDIC insurance would result in its closure.

All FDIC-insured depository institutions also are required to pay an annual assessment for the payment of interest on bonds (known as “FICO Bonds”) that were issued by the Financing Corporation, a federally chartered corporation, to assist in the recovery of the savings and loan industry following the failure of numerous savings and loan institutions in the 1980s. Effective for the third quarter of 2003, the FDIC established the FICO assessment rate at approximately $0.016 per $100 of assessable deposits of the insured banks. The FICO assessment rates are adjusted quarterly by the FDIC to reflect changes in the assessment bases of the FDIC’s insurance funds and, unlike the BIF assessments, do not vary on the basis of a bank’s capital or supervisory risk categories.

Interstate Banking and Branching

The Bank Holding Company Act permits bank holding companies from any state to acquire banks and bank holding companies located in any other state, subject to conditions including nationwide- and state-imposed concentration limits. The Bank also has the ability, subject to certain restrictions, to acquire branches outside California either by acquisition from or a merger with another bank. The establishment by a state bank of new bank branches (often referred to as “de novo” branches) in other states is also possible in states with laws that expressly permit it. Interstate branches are subject to laws of the states in which they are located. Consolidations of and competition among banks has increased as banks have begun to branch across state lines and enter new markets.

Community Reinvestment Act and Fair Lending Developments

The Bank is subject to fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act activities. The Community Reinvestment Act generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low- and moderate-income neighborhoods. A bank may be subject to substantial penalties and corrective measures for a violation of fair lending laws. The federal banking agencies may take compliance with those laws and Community Reinvestment Act obligations into account when regulating and supervising other activities.

A bank’s compliance with its Community Reinvestment Act obligations is based on a performance-based evaluation system which bases Community Reinvestment Act ratings on an institution’s lending service and investment performance. When a bank holding company applies for approval to acquire a bank or other bank holding company, the Federal Reserve Board will review the assessment of each subsidiary bank of the applicant bank holding company, and those records may be the basis for denying the application.

USA Patriot Act of 2001

On October 26, 2001, President Bush signed the USA Patriot Act of 2001. Enacted in response to the terrorist attacks that took place in New York, Pennsylvania and Washington, D.C. on September 11, 2001, the Patriot Act is intended to strengthen U.S. law enforcement’s and the intelligence communities’ abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Act on financial institutions of all kinds is significant and wide ranging.

The USA Patriot Act contains sweeping anti-money laundering and financial transparency laws and requires various regulations, including:

•	due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons;

•	standards for verifying customer identification at account opening;

•	rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering;

•	reports to the Treasury Department’s Financial Crimes Enforcement Network for transactions exceeding $10,000; and

•	filing of suspicious activities reports if a financial institution believes a customer may be violating U.S. laws and regulations.

On July 23, 2002, the U.S. Treasury Department proposed regulations requiring institutions to incorporate a customer identification program into their written money laundering plans that would implement reasonable procedures for:

•	verifying the identity of any person seeking to open an account, to the extent reasonable and practicable;

•	maintaining records of the information used to verify the person’s identity; and

•	determining whether the person appears on any list of known or suspected terrorists or terrorist organizations.

California Privacy Laws

California also has adopted laws designed to protect consumers’ privacy, many of which are more restrictive than federal privacy laws and the laws of most other states. On August 27, 2003, California enacted the California Financial Information Privacy Act (the “California Privacy Act”), which will take effect on July 1, 2004. The California Privacy Act places limits on the sharing of nonpublic personal information obtained from a California resident by a financial institution, but does not restrict sharing of information between a financial institution and its wholly-owned subsidiaries. Information covered by this Act includes:

•	information obtained in connection with making, servicing and collecting loans;

•	the very fact that an individual is a customer of the financial institution; and

•	information gathered through an Internet banking web site.

Under the California Privacy Act, except to the extent necessary to complete a transaction requested by a customer and under other limited circumstances, financial institutions will be required to:

•	obtain an “opt-in” from customers prior to sharing nonpublic personal information with nonaffiliated third parties; and

•	notify customers annually of any sharing of nonpublic personal information with affiliated parties, and provide an “opt-out” election allowing customers to stop such sharing.

In addition, California has recently enacted legislation, that is applicable to all businesses conducting operations in California, that places restrictions on the disclosure and use of social security numbers and requires businesses that maintain computerized personal information to disclose to affected customers breaches in the security of such information.

These privacy provisions will affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. We do not expect the federal privacy provisions, adopted pursuant to the Financial Services Modernization Act, to have a material impact on our financial condition or results of our operations. However, due to the fact that the California Privacy Act has only recently been adopted, we cannot yet determine what effect this Act will have on our operations or operating results.

Future Legislation and Regulatory Initiatives

In recent years, significant legislative proposals and reforms affecting the financial services industry have been discussed and evaluated by Congress and certain of these proposals, such as the Financial Services Modernization Legislation, have been enacted into law. It is likely that additional legislation will be considered by Congress that, if enacted, could have a significant impact on the operations of banks and bank holding companies, including the Company and the Bank.

Employees

As of September 30, 2003, we employed 143 persons on a full-time equivalent basis. None of our employees are covered by a collective bargaining agreement. We believe relations with our employees are good.

Properties

Set forth below is information regarding our six financial services centers and our headquarters offices. All of those offices are leased.

Location	Square Footage	Lease Expiration Date
Headquarters Offices and Internet Banking Facility:
Costa Mesa, California	21,000	May 15, 2009
Financial Centers:
Costa Mesa, California	3,000	June 5, 2009
Newport Beach, California	4,500	June 30, 2006
San Clemente, California	4,200	January 31, 2006
Beverly Hills, California	4,600	April 30, 2006
La Jolla, California	3,200	February 28, 2007
La Habra, California	6,000	January, 2008

PMB Securities Corp. leases 5,000 square feet of office space in Newport Beach, California in the same building where our Newport Beach financial center is located. We believe that these facilities are adequate to meet our current needs for space. However, we will continue to seek additional office space for the location of new banking offices in Southern California when opportunities to do so arise.

MANAGEMENT

Executive Officers and Directors

The following table lists our directors and executive officers:

Name	Age	Position
Raymond E. Dellerba	55	President, Chief Executive Officer and Director
Nancy Gray	53	Executive Vice President and Chief Financial Officer
Ronald W. Chrislip	52	Director
Julia M. DiGiovanni	84	Director
Warren T. Finley	71	Director
John Thomas, M.D.	53	Director
Robert E. Williams	61	Director
George Wells	69	Chairman and Director

Background and Business Experience of Directors and Executive Officers

The following is a brief description of the principal occupation and recent business experience of each of our executive officers and directors:

Raymond E. Dellerba has served as President, Chief Executive Officer and a Director of the Company and the Bank since the respective dates of their inception. From February 1993 to June 1997, Mr. Dellerba served as the President, Chief Operating Officer and director of Eldorado Bank, and as Executive Vice President and a director of Eldorado Bancorp. Mr. Dellerba has more than 30 years of experience as a banking executive, primarily in Southern California and in Arizona.

Nancy Gray, who is a certified public accountant, has been an Executive Vice President and the Chief Financial Officer of the Bancorp and the Bank since May 2002. Prior to that, Ms. Gray was Senior Vice President and Financial Executive of Bank of America from 1980 through 2001 in Southern California, Missouri, Georgia, and Texas.

Ronald W. Chrislip has served as a Director of the Company and the Bank since the respective dates of their inception. Mr. Chrislip has been an attorney in private practice in the City of Santa Ana since 1976. Mr. Chrislip also has a law office in San Clemente.

Julia M. DiGiovanni has served as a Director of the Company and the Bank since the respective dates of their inception. Mrs. DiGiovanni is, and for more than the past five years has been, a private investor. She also served as a director of Eldorado Bank and its parent corporation, Eldorado Bancorp, from October 1995 until 1997. Mrs. DiGiovanni served as a member of the Board of Directors of Mariners Bank, a state chartered bank based in San Clemente, California, from 1991 until 1995, when that Bank was acquired by Eldorado Bank.

Warren T. Finley has served as a Director of the Company and the Bank since the respective dates of their inception. Mr. Finley also is the Chairman of the Management and Incentive Committee of the Bank. Mr. Finley is an attorney who is, and for more than 40 years has been, engaged in the private practice of law in Orange County, California. Mr. Finley also served as a director of Eldorado Bank and its parent holding company, Eldorado Bancorp, from 1972 to 1997.

John Thomas, M.D. has served as a Director of the Company and the Bank since the respective dates of their inception. Dr. Thomas is a licensed physician who is, and for more than the past 15 years has been, engaged in the private practice of medicine, specializing in the practice of Radiation Oncology. He also serves as, and for more than the past seven years has been, the Medical Director of the Red Bluff Tumor Institute. He is a Diplomate and Fellow of the American Board of Radiology, a Fellow of the American College of Radiation Oncology, and a member of the Standards Committee for the American College of Radiation Oncology.

Robert E. Williams has served as a Director of the Company and the Bank since the respective dates of their inception and is Chairman of the Company’s Audit Committee. Mr. Williams is, and for more than 20 years has been, a certified public accountant, with Robert E. Williams Accountancy Corporation, a firm that he established in 1978. Mr. Williams is also in association with the accounting firm of Williams, Magdaleno and Crellin.

George H. Wells has served as the Chairman of the Board and a Director of the Company and the Bank since the respective dates of their inception. Mr. Wells is a private investor. Mr. Wells was a founding director of Eldorado Bank in 1972 and served as Chairman of that bank and of its parent holding company, Eldorado Bancorp, from 1979 to 1997, when Eldorado Bank was sold. Prior to becoming a private investor, Mr. Wells held various executive positions with Technology Marketing Incorporated, a publicly owned computer development services and software company, including Chairman, President, Treasurer and Chief Financial Officer.

Committees of the Board of Directors

In addition to meeting as a group, the Directors have established committees to review and supervise various aspects of the operations of the Company and the Bank. These committees include the following.

The Audit Committee provides oversight of the Company’s audit and compliance programs and coordinates audit matters with the Company’s independent auditors. The Audit Committee also selects the Company’s outside auditors. The members of the Audit Committee are Robert E. Williams, its Chairman, George H. Wells, and Warren T. Finley. None of them are or have been officers or employees of the Company or the Bank and in all other respects meet the applicable audit committee membership standards of Nasdaq.

The Management and Incentive Committee, which is the Company’s compensation committee, has the authority to approve the salaries and grants of bonuses and options to the management of the Company and the Bank, and oversees the development and implementation of compensation and benefit programs that are designed to enable the Company and the Bank to retain existing, and attract new, management personnel and thereby remain competitive with other financial institutions in its market areas. Warren Finley serves as Chairman of this Committee, and the other members of that Committee are Raymond E. Dellerba, Julia M. DiGiovanni and Ronald W. Chrislip. Barbara I. Palermo, Executive Vice President of Administration of the Bank, also is a member of this Committee. Mr. Dellerba and Ms. Palermo do not participate in the Committee’s deliberations or decisions with respect to their respective compensation and benefits.

Compensation of Executive Officers and Directors

The following table sets forth compensation received in each of the fiscal years in the three year period ended December 31, 2002, by the Company’s Chief Executive Officer, and the other executive officers whose aggregate cash compensation for services rendered to the Company in all capacities in 2002 exceeded $100,000 (collectively, the “Named Officers”):

Name and Positions	Year	Annual Compensation				Long-Term Compensation Awards Shares Underlying
		Salary		Bonuses(1)		Options (#)
Raymond E. Dellerba President and Chief Executive Officer of the Company and the Bank	2002 2001 2000	$219,800 160,000 138,400			$140,000 82,900 191,700	37,076 90,000 150,000

Nancy Gray(2) Executive Vice President and Chief Financial Officer of the Company and the Bank	2002	$73,300			$16,000	10,000

John J. McCauley(3) Executive Vice President and Chief Operating Officer of the Company and the Bank	2002 2001 2000	$109,000 119,000 110,300	(5)	$	— — 22,000	— — 31,000

John P. Cronin(4) Executive Vice President and Chief Information Officer of the Company and the Bank	2002 2001 2000	$101,700 114,700 100,000	(5)	$	— — 13,500	— — 30,000

(1)	With the exception of Mr. Dellerba, whose bonus compensation is determined pursuant to his employment agreement with the Bank, bonuses paid to the Named Officers were awarded, on a discretionary basis, by the Board of Directors. Of the bonus awarded to Mr. Dellerba in 2002, $56,000 related to services performed in 2001.

(2)	Ms. Gray’s employment with the Company and the Bank commenced on May 1, 2002. Her annual salary is $119,000.

(3)	Mr. McCauley’s employment terminated on April 9, 2002.

(4)	Mr. Cronin’s employment terminated on April 30, 2002.

(5)	Includes salary paid to the date of termination and an additional six months of salary paid as severance compensation.

In addition to the compensation set forth in the Table above, each executive officer receives health and life insurance benefits and other incidental job-related benefits, and is entitled to participate in any incentive compensation programs that may be adopted for management employees of the Company or the Bank. Also, an automobile is provided to Mr. Dellerba for use on Company business. Mr. Dellerba also receives certain additional benefits under an employment agreement with the Bank, the terms of which are summarized below.

Option Grants to Executive Officers

Set forth in the following table is information relating to the options that were granted in fiscal 2002 to Raymond E. Dellerba and Nancy Gray, who were the only Named Officers that received options during that year.

Name	Number of Shares Underlying Options	Percent of Total Options Granted in Fiscal 2002	Exercise Price(1) ($/Share)	Expiration Date	Potential Realizable Value of Options at Assumed Annual Rates of Stock Price Appreciation(2)
					5%	10%
Raymond E. Dellerba	37,076	36.3%	$7.75	1-01-2012	$180,700	$457,900
Nancy Gray	10,000	9.8%	$7.99	5-20-2012	$50,200	$127,300

(1)	Options are granted at an exercise price that is equal to the fair market value of the underlying shares of stock on the date of grant. The closing price per share of the Company’s common stock on December 31, 2002, as reported by Nasdaq, was $7.23.

(2)	Potential realizable value is based on the assumption that our common stock appreciates at the annual rates of 5% and 10%, compounded annually from the date of grant and to the expiration of the ten-year term of the options. These amounts are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future stock price growth.

Of the total number of options granted in 2002, options to purchase a total of 55,000 shares of our common stock were granted to other employees of the Company (other than the officers named in the table above). These options become exercisable in periodic installments over a 5-year period following the grant of the options and, if and to the extent not exercised, will expire in 2012.

Option Exercises and Fiscal Year-End Option Values

Neither Mr. Dellerba nor Ms. Gray exercised options during fiscal 2002.

The following table provides information with respect to the value of unexercised “in-the-money” options held by Mr. Dellerba as of December 31, 2002, who was the only one of the Named Officers that held any “in-the-money” options as of that date.

	Number of Securities Underlying Unexercised Options at FY-End (#)		Value of Unexercised In-the-Money Options at FY-End ($)(1)
Name	Exercisable	Unexercisable(2)	Exercisable	Unexercisable
Raymond E. Dellerba	215,530	—	$448,662	$—

(1)	The value of unexercised options has been calculated on the basis of the fair market value of the Company’s common stock on December 31, 2002 less the applicable exercise price per share, multiplied by the number of shares underlying such options.

Employment Agreement

Mr. Dellerba is employed as President and Chief Executive Officer of the Bank under a multi-year employment agreement. The original term of the agreement was three years, ending on April 23, 2002, subject to automatic renewals for additional successive one-year periods through the year 2013, unless sooner terminated by either party. Neither party has elected, by advance notice, to terminate the agreement. As a result, Mr. Dellerba’s employment agreement will remain in effect until at least April 23, 2004.

Salary. Under the employment agreement, Mr. Dellerba is entitled to receive annual base salary in an amount which is not less than the median salary for chief executive officer of banks headquartered in the Western United States that are of comparable size to the Bank. Based on that formula, his base annual salary, which was $160,000 in fiscal 2001, was increased during 2002 to $240,000. Mr. Dellerba’s employment agreement also provides that if the Bank or the Company hires another executive at a compensation level that exceeds the compensation that is then payable to Mr. Dellerba, Mr. Dellerba’s compensation and benefits will be adjusted upward to be at least equal to that of the other executive.

Bonus Compensation. Mr. Dellerba’s employment agreement provides that he will receive a bonus in an amount which will be determined by mutual agreement of the Bank and Mr. Dellerba on the basis of the Company’s pretax profits for the year, but in no event less than 35% of Mr. Dellerba’s base salary, or 3.5% of the Company’s pre-tax profits for that year, whichever is greater.

Participation in Management Equity Plans. Mr. Dellerba’s employment agreement provides that he is entitled to participate in the Company’s equity compensation plans and that he will receive at least one-sixth of all stock options issued to all employees and other participants in such plans. In addition, following the calendar year in which the Company achieves a ratio of net earnings to average total assets (exclusive of any good will) of at least 1%, Mr. Dellerba will receive fully vested options to purchase, at an exercise price equal to the then fair market value of Company shares, a number of Company shares equal to 0.5% of the sum of the number of Company shares then outstanding and the number of shares subject to then outstanding stock options. For the year ended December 31, 2002, that ratio was less than 1% and, therefore, no options were granted pursuant to that provision of his employment agreement.

Transaction-Based Compensation. Mr. Dellerba’s employment agreement provides that if there occurs a change of control of the Company, by means of a private sale of shares, a sale of all or substantially all of its assets or a merger, either during the term of his employment or within 24 months of a termination of his employment by the Company, other than for cause or due to his death, disability or voluntary resignation, Mr. Dellerba will be entitled to receive a one time bonus in an amount equal to 1% of the gross proceeds of that change of control transaction. If the Company, the Bank or any other of Company’s subsidiaries completes a public offering of its shares, then Mr. Dellerba would receive a bonus equal to 1% of the increase in shareholder’s equity during the year in which that offering is consummated (net of any increase attributable to any net profits earned). Payment of any such transaction-based compensation will be payable to Mr. Dellerba, at his election, either in cash or in shares of Company stock.

Retirement Benefits. Pursuant to a Supplemental Retirement Plan (the “Retirement Plan”) established by the Bank and amended in fiscal 2002, subject to his meeting certain vesting requirements described below, upon reaching age 65, Mr. Dellerba would become entitled to receive thereafter 180 equal monthly payments each in an amount equal to 60% of his average monthly base salary during the three years preceding the date of his retirement or other termination of employment (the “retirement payments”). Prior to the amendment, the Retirement Plan provided for a retirement benefit consisting of 180 monthly payments of $8,333 each. Mr. Dellerba’s right to receive the retirement payments vests monthly during the term of his employment at a rate equal to 1.5 monthly retirement payments for each month of service with the Bank. Accelerated vesting of Mr. Dellerba’s right to receive retirement payments under that Plan will occur on the happening of the following events: (i) a termination of Mr. Dellerba’s employment by the Bank “without cause” or by him due to a “good reason event” (as such term is defined in the Retirement Plan), in which case he would become entitled to receive 24 monthly retirement payments or, if greater, the number of monthly retirement payments that had become vested prior to that termination of employment; or (ii) a Change in Control of the Company (as defined in the Retirement Plan) or the death of Mr. Dellerba while still employed by the Bank, in which event his right to receive all 180 monthly retirement payments will become vested. If Mr. Dellerba should die prior to the time the Bank has made all of his vested retirement payments, then those payments will be made thereafter to Mr. Dellerba’s heirs. In order to assure that there will be funds to pay the retirement payments, the Bank has established a trust into which it is obligated to make periodic contributions (which, however, will remain subject, under certain specified circumstances, to the claims of the Bank’s creditors).

Severance Benefits. If Mr. Dellerba’s employment is terminated without cause by the Bank or he elects to terminate his employment with the Bank due to changes that the Company unilaterally makes to the terms or conditions of his employment that adversely affect him, Mr. Dellerba will become entitled to receive a lump sum cash payment equal to his base salary and target bonus for the remainder of the term of his employment agreement or for the succeeding 24 months, whichever is longer. He also will be entitled to a continuation of his health insurance and other benefits for a period of two years. Additionally, on any such termination, all unvested options and other unvested equity compensation to which he would otherwise be entitled will become vested.

Other Benefits. Mr. Dellerba receives, in addition to standard employee health, life insurance, welfare and other benefits, the use of a company-paid automobile.

Director Compensation

During fiscal 2002, the Chairman of the Board received $350, and each other non-employee director received $250, for each meeting of the Company’s Board of Directors that they attended. In addition, non-employee directors, including the Chairman, received $500 for each meeting of the Bank’s Board of Directors, and $100 for each Committee meeting, they attended, up to a maximum of $600 per month. The Chairman of the Board also received an additional stipend of $100 per month as compensation for his additional responsibilities as Chairman.

Effective January 1, 2003, Board fees payable to the non-employee directors were increased to $500 for each Company Board meeting, $750 for each Bank Board meeting, they attend. The fees payable to the Chairman were also changed, effective January 1, 2003. The Chairman now receives $700 for each Company Board meeting, $950 for each Bank Board meeting, and $500 for each PMB Securities Board meeting he attends. Payment for attendance at a committee meeting of either entity remained the same at $100 per meeting, not to exceed an additional $100 per month per director in any given month.

Certain Transactions

The Bank has had, and in the future may have, banking transactions in the ordinary course of its business with directors, principal shareholders and their associates, including the making of loans to directors and their associates. Such loans and other banking transactions are made on the same terms, including interest rates and collateral securing the loans, as those prevailing at the time for comparable transactions with persons of comparable credit worthiness who have no affiliation with the Company or the Bank. In addition, such loans are made only if they do not involve more than the normal risk of collectibility of loans made to non-affiliated persons and do not present any other unfavorable features.

Compensation Committee Interlocks and Insider Participation

The members of the Board of Directors’ Management and Incentive Committee, which performs the functions of a compensation committee, are Warren T. Finley, Ronald W. Chrislip and Julia M. DiGiovanni, all of whom are non-employee Directors of the Company and the Bank, and Raymond E. Dellerba, the President and Chief Executive Officer of the Company and the Bank and Barbara I. Palermo, Executive Vice President of Administration of the Bank. The primary role of Mr. Dellerba and Ms. Palermo on the Committee is to provide input on the performance of other executive officers and key management employees, and neither Mr. Dellerba nor Ms. Palermo participate in the deliberations, and neither of them votes on decisions, regarding their respective compensation.

No executive officer of the Company served on the board of directors or compensation committee of any entity that has one or more executive officers serving as members of the Company’s Board of Directors or Management and Incentive Committee.

Limitations on Directors’ Liability and Indemnification

The Articles of Incorporation of the Bancorp and the Articles of Incorporation of the Bank provide that, pursuant to California law, their directors shall not be liable for monetary damages for breach of their fiduciary duty in their capacities as directors of the Bancorp or the Bank. This provision in our Articles of Incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under California law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Bancorp or the Bank for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under California law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

The respective Articles of Incorporation of the Bancorp and the Bank further provide that the Bancorp and the Bank will indemnify their respective directors and officers, and may indemnify its employees and other agents, to the fullest extent permitted by law.

In January 2000, the Bank’s shareholders approved indemnification agreements entered into by the Bank with its directors and executive officers and authorized the Bancorp to enter into similar agreements with its directors and officers. These agreements require the Bank and the Bancorp, among other things, to indemnify their respective directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to the best interests of the Bancorp or the Bank, or in the case of a shareholder derivative action, opposed to the best interests of the Bancorp and its shareholders), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that he or she is not entitled to indemnification, and to obtain directors’ insurance if available on reasonable terms. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. We believe that our Articles of Incorporation and the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

We also have obtained directors’ and officers’ liability insurance for our directors and officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is information regarding the beneficial ownership, as of September 30, 2003, of the Company’s common stock by (i) each person who we knew owned, beneficially, more than 5% of the outstanding shares of common stock of the Company, (ii) each director of the Company, (iii) each of the current Named Officers, and (iv) all of the current directors and current Named Officers as a group.

Name	Number of Shares Beneficially Owned(1)	Percent of Shares Outstanding
Raymond E. Dellerba	396,425(2)(3)	5.9%
George H. Wells	164,691(2)(4)	2.5%
Ronald W. Chrislip	99,879(2)(5)	1.6%
Julia M. DiGiovanni	97,879(2)(6)	1.5%
Warren T. Finley	99,146(2)(7)	1.5%
John Thomas, M.D.	136,129(2)	2.1%
Robert E. Williams	111,996(2)	1.7%
Nancy Gray	2,400(2)	*
All directors and Named Officers as a group (8 persons)	1,108,544(8)	15.8%

*	Represents less than 1% of the outstanding shares.

(1)	Beneficial ownership includes voting and investment power with respect to shares shown as beneficially owned. Shares subject to options that are exercisable or exercisable on or before November 29, 2003 are deemed outstanding for computing the shares and percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person or entity. Except as otherwise indicated and except for the effect of community property laws, the persons listed in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Includes the following shares that may be purchased on exercise of options on or before November 29, 2003: Dellerba—319,625 shares; Wells—96,191 shares; Mrs. DiGiovanni and Messrs. Chrislip, and Thomas—35,379 shares each; Messrs. Finley and Williams—45,796 shares each; and Ms. Gray—2,000 shares.

(3)	Does not include and Mr. Dellerba disclaims beneficial ownership of 5,000 shares owned by Mr. Dellerba’s mother as custodian of such shares for the benefit of Mr. Dellerba’s minor children.

(4)	Does not include and Mr. Wells disclaims beneficial ownership of 7,500 shares owned by his spouse.

(5)	Does not include and Mr. Chrislip disclaims beneficial ownership of 6,050 shares which are owned by certain family members (not residing with him).

(6)	Does not include and Mrs. DiGiovanni disclaims beneficial ownership of 3,000 shares which are owned by certain family members (not residing with her).

(7)	Does not include and Mr. Finley disclaims beneficial ownership of 72,834 shares which are owned by family members (not residing with him).

(8)	Includes a total of 699,064 shares that may be acquired on exercise of stock options on or before November 29, 2003.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock currently consists of 2,000,000 shares of preferred stock, without par value, and 20,000,000 shares of common stock, without par value. No shares of preferred stock have been issued or are outstanding. As of September 30, 2003, a total of 6,401,248 shares of our common stock were issued and outstanding, 1,248,230 shares of common stock are reserved for issuance on exercise of stock options and 250,000 shares are reserved for issuance on exercise of outstanding stock purchase warrants. A total of 3,200,000 shares of common stock will be sold and issued in this offering and a warrant to purchase 224,000 shares will be issued to Paulson Investment Company, Inc., as representative of the underwriters, leaving 8,676,522 shares of common stock and 2,000,000 shares of preferred stock available for future issuance. Set forth below is a description of the preferred stock and the common stock.

Preferred Stock

The Board of Directors has the authority, without further action by the shareholders, to issue up to 2,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences and privileges thereof, including voting rights, terms of redemption, redemption prices, liquidation preference and number of shares constituting any series or the designation of such series. The purpose of the provisions of our articles of incorporation authorizing the issuance of preferred stock is to provide us with the flexibility to take advantage of opportunities to raise additional capital through the issuance of shares that address competitive conditions in the securities markets. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. Although we have no present plans to do so, the Board of Directors, without shareholder approval, may issue preferred stock with voting or conversion rights which could adversely affect the voting power of the holders of our common stock. This provision may be deemed to have a potential anti-takeover effect, because the issuance of such preferred stock may delay or prevent a change of control of the Company. Furthermore, shares of preferred stock, if any are issued, may have other rights, including economic rights, senior to our common stock, and, as a result, the issuance of preferred shares could depress the market prices of our shares of common stock.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, except that shareholders may cumulate votes in the election of our directors (that is, to give any candidate, or any number of candidates, standing for election a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder’s shares are entitled). The candidates who receive the highest number of votes will be elected as directors.

Subject to the preference in dividend rights of any series of preferred stock which we may issue in the future, the holders of common stock are entitled to receive such cash dividends, if any, as may be declared by our board of directors out of legally available funds, which consist of our retained earnings or current earnings. However, our ability to pay dividends also will depend on the extent to which our capital exceeds minimum capital requirements under applicable laws and regulations, and upon our rate of growth, which may require earnings to be retained to support such growth. See “Dividend Policy” and “Business—Supervision and Regulation” elsewhere in this prospectus. Upon liquidation, dissolution or winding up, after payment of all debts and liabilities, including funds of depositors, and after payment of the liquidation preferences of any shares of preferred stock then outstanding, the holders of the common stock will be entitled to all assets that are legally available for distribution.

Other than the rights described above, the holders of common stock have no preemptive subscription, redemption, sinking fund or conversion rights and are not subject to further calls or assessments. The rights and preferences of holders of common stock will be subject to the rights of any series of preferred stock which we may issue in the future.

Transfer Agent and Registrar

The transfer agent and registrar for the shares of the Bancorp’s common stock is U. S. Stock Transfer Corporation, Glendale, California.

UNDERWRITING

Paulson Investment Company, Inc. is acting as the representative of the underwriters. We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock that we are offering by means of this prospectus. In connection with this offering and subject to certain conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of shares set forth below opposite the name of each underwriter.

Underwriter	Number of Shares
Paulson Investment Company, Inc.	2,290,000
I-Bankers Securities Incorporated	280,000
Hoefer & Arnett Inc.	280,000
Pali Capital	100,000
Maxim Group LLC	100,000
S.W. Bach & Company	100,000
Bathgate Capital Partners LLC	50,000

Total	3,200,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares offered by this prospectus, other than those covered by the over-allotment option, if any shares are purchased. The underwriting agreement also provides that the obligations of the several underwriters to pay for and accept delivery of the shares are subject to the approval of certain legal matters by counsel and certain other conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement shall be in effect and that no proceedings for such purpose have been instituted or threatened by the Securities and Exchange Commission.

The representative has advised us that the underwriters propose to offer our shares to the public initially at the offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $.34 per share. The underwriters and selected dealers may re-allow a concession to other dealers, including the underwriters, of not more than $.10 per share. After completion of the initial public offering of the shares, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.

The underwriters have informed us that they do not expect to confirm sales of our shares offered by this prospectus on a discretionary basis.

Over-allotment Option

Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable once during a period of 45 days from the date of this prospectus, to purchase up to an additional 480,000 shares on the same terms as the other shares being purchased by the underwriters from us. The underwriters may exercise the option solely to cover over-allotments, if any, in the sale of the shares that the underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discounts and commissions, and proceeds to us before offering expenses will be $34,040,000, $2,042,400 and $31,997,600, respectively.

Stabilization

Until the distribution of the shares offered by this prospectus is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and to purchase shares. As an exception to these rules, the underwriters may engage in transactions that stabilize the price of the shares.

Paulson Investment Company, Inc., on behalf of the underwriters, may engage in over-allotment sales, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. The representative may also elect to reduce any short position by exercising all or part of the over-allotment option to purchase additional shares as described above.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the representative’s over-allotment option to purchase additional shares in this offering. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

In general, the purchase of a security to stabilize or to reduce a short position could cause the price of the security to be higher than it might be otherwise. These transactions may be effected on the Nasdaq National Market or otherwise. Neither we nor the underwriters can predict the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor the underwriters can represent that the underwriters will engage in these types of transactions or that these types of transactions, once commenced, will not be discontinued without notice.

Indemnification

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Underwriters’ Compensation

We have agreed to sell the shares to the underwriters at the initial offering price of $8.695 per share, which represents the initial public offering price of the shares set forth on the cover page of this prospectus less the 6% underwriting discount. The underwriting agreement also provides that Paulson Investment Company, Inc. will be paid a nonaccountable expense allowance equal to 0.75% of the gross proceeds from the sale of the shares offered by this prospectus, but not including any shares purchased on exercise of the over-allotment option.

We have also agreed to issue warrants to the representative to purchase from us up to 224,000 shares at an exercise price per unit equal to $11.10 per share (120% of the initial public offering price of the shares being offered by this prospectus). These warrants are exercisable during the four-year period beginning one year from the date of this prospectus. Pursuant to NASD Rule 2710(c)(7)(A), these warrants cannot be sold, transferred, assigned, pledged or hypothecated by any person for a period of one year following the effective date of the offering, except to any NASD member participating in the offering or any of their bona fide officers, by operation of law or to any successor to any such NASD Member, so long as the securities so transferred remain subject to the same transfer restriction for the remainder of the one-year period.

The holders of the representative’s warrants will have, in that capacity, no voting, dividend or other shareholder rights. Any profit realized by the representative on the sale of the shares issuable upon exercise of the representative’s warrants may be deemed to be additional underwriting compensation. During the term of the representative’s warrants, the holders thereof are given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while the representative’s warrants are outstanding. At any time at which the representative’s warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

Lock-up Agreements

Our executive officers and directors have agreed that for a period of 90 days from the date of this prospectus they will not sell, contract to sell, grant any option for the sale or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, other than through intra-family transfers or transfers to trusts for estate planning purposes, without the consent of Paulson Investment Company, Inc., as representative of the underwriters, which consent will not be unreasonably withheld. Paulson Investment Company, Inc. may consent to an early release from the 90-day lock-up period if in its opinion the market for the common stock would not be adversely impacted by such sales and in cases of an officer’s or director’s financial emergency. We are unaware of any executive officer or director who intends to ask for consent to sell or otherwise transfer any of our shares during the 90-day lock-up period.

LEGAL MATTERS

The validity of the issuance of the shares that we offer will be passed upon for the Company by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Grover T. Wickersham, P.C. Members of Stradling Yocca Carlson & Rauth own a total of 7,250 shares of the Company’s common stock.

EXPERTS

The consolidated financial statements at December 31, 2001 and 2002, and for the years ended December 31, 2000, 2001 and 2002 included in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-2 with the Securities and Exchange Commission with respect to the shares offered by this prospectus. This prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. For further information with respect to us and the shares, you should refer to the registration statement and the accompanying exhibits and schedules. Statements in this prospectus regarding the contents of contracts or other documents are not necessarily complete. In each instance you should refer to the copy of the contract or other document filed as an exhibit to the registration statement. Statements in this prospectus about these contracts and documents are qualified by reference to the exhibits.

We also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W. Washington, DC 20549 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is part of this prospectus. The information incorporated by reference to documents filed prior to the date of this prospectus is superseded by information in this prospectus or that is incorporated by reference to more recent documents, to the extent that they are inconsistent. We incorporate by reference the documents listed below that have been previously filed with the SEC:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed on March 31, 2003;

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed on May 15, 2003;

3.	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed on August 14, 2003; and

4.	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed on November 10, 2003.

We will furnish without charge to you, on written or oral request, a copy of any of the documents incorporated by reference, other than exhibits to those documents. You should direct any request for documents to: Corporate Secretary, Pacific Mercantile Bancorp, 949 South Coast Drive, Suite 300, Costa Mesa, California 92626, telephone no. (714) 438-2500.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Certified Public Accountants	F-2

Consolidated Statements of Financial Condition as of December 31, 2001 and 2002, and as of September 30, 2003 (unaudited)	F-3

Consolidated Statements of Income for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2002 and 2003 (unaudited)	F-4

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2003 (unaudited)	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2002 and 2003 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

Pacific Mercantile Bancorp and Subsidiaries:

We have audited the accompanying consolidated statements of financial condition of Pacific Mercantile Bancorp and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three years ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pacific Mercantile Bancorp and Subsidiaries as of December 31, 2002 and 2001, and the consolidated results of operations, shareholders’ equity and cash flows for each of the years in the three years ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Irvine, California
January 31, 2003

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in thousands)

	December 31,		September 30, 2003
	2001	2002
			(unaudited)
ASSETS

Cash and due from banks	$11,652	$26,195	$36,657
Federal funds sold	23,465	5,000	25,000

Cash and cash equivalents	35,117	31,195	61,657
Interest-bearing deposits with financial institutions	1,488	1,488	596
Securities available for sale, at fair value	13,353	253,465	244,186
Loans held for sale, at lower of cost or market	63,697	57,294	27,185
Loans (net of allowances of $1,696, $2,435 and $3,543, respectively)	147,765	221,999	302,966
Accrued interest receivable	944	2,252	2,245
Premises and equipment, net	2,472	2,856	3,261
Other assets	1,598	3,386	15,082

Total assets	$266,434	$573,935	$657,178

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits:
Noninterest bearing	$88,833	$112,732	$139,707
Interest-bearing	122,629	309,910	332,078

Total deposits	211,462	422,642	471,785

Borrowings	16,274	92,102	126,834
Accrued interest payable	182	696	562
Other liabilities	1,838	2,526	1,950
Trust preferred securities	—	17,000	17,000

Total liabilities	229,756	534,966	618,131

Commitments and contingencies	—	—	—

Shareholders’ equity:
Preferred stock, no par value, 2,000,000 shares authorized, none issued	—	—	—
Common stock, no par value, 20,000,000 shares authorized, 6,344,828, 6,399,888 and 6,401,248 shares issued and outstanding at December 31, 2001 and 2002, and September 30, 2003, respectively	37,608	37,862	37,871
Retained earnings (accumulated deficit)	(1,041)	475	2,270
Accumulated other comprehensive income	111	632	(1,094)

Total shareholders’ equity	36,678	38,969	39,047

Total liabilities and shareholders’ equity	$266,434	$573,935	$657,178

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except for per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(Unaudited)
Interest Income:
Loans, including fees	$7,019	$10,379	$13,616	$9,276	$13,092
Federal funds sold	2,196	1,265	684	652	392
Securities available for sale	308	494	3,989	2,086	4,877
Interest-bearing deposits with financial institutions	77	92	55	42	42
Other	—	—	7	—	—

Total interest income	9,600	12,230	18,351	12,056	18,403
Interest Expense:
Deposits	3,452	3,508	5,132	3,314	6,016
Borrowings	35	150	1,175	492	2,227

Total interest expense	3,487	3,658	6,307	3,806	8,243

Net Interest Income	6,113	8,572	12,044	8,250	10,160
Provision for Loan Losses	400	550	755	455	1,115

Net Interest Income after Provision for Loan Losses	5,713	8,022	11,289	7,795	9,045

Noninterest Income:
Service charges and fees	159	227	198	131	467
Net gains on sales of securities available for sale	—	—	299	74	756
Net gains on sales of loans	—	—	35	—	—
Mortgage banking	675	2,716	4,741	2,760	4,893
ACH fee income	—	—	190	164	130
Merchant income	122	247	23	18	23
Other	38	236	610	331	563

Total noninterest income	994	3,426	6,096	3,478	6,832

Noninterest Expense:
Salaries and employee benefits	3,638	4,700	7,771	5,376	7,336
Occupancy	489	1,128	1,636	1,211	1,333
Equipment and depreciation	519	825	1,276	914	990
Other	1,934	3,504	4,142	2,911	3,349

Total noninterest expense	6,580	10,157	14,825	10,412	13,008

Income before income taxes	127	1,291	2,560	861	2,869
Income tax expense (benefit)	—	(534)	1,044	348	1,074

Net Income	$127	$1,825	$1,516	$513	$1,795

Net income per share:
Basic	$0.02	$0.29	$0.24	$0.08	$0.28

Diluted	$0.02	$0.28	$0.23	$0.08	$0.27

Weighted average number of shares:
Basic	5,098,796	6,337,213	6,377,642	6,370,146	6,400,423
Diluted	5,198,442	6,498,482	6,536,856	6,538,175	6,677,734

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Dollars in thousands)

For the Three Years Ended December 31, 2002 and

Nine Months Ended September 30, 2003, (Unaudited)

	Common Stock		Retained Earnings (Deficit)	Accumulated other comprehensive income (loss)	Total
	Number of Shares	Amount
Balance at December 31, 1999	3,720	$19,019	$(2,993)	$(8)	$16,018
Exercise of stock options	—	1			1
Issuance of common stock in public offering, net of offering expenses	2,612	18,527			18,527
Comprehensive income:
Net income			127		127
Change in unrealized gain (loss) on securities held for sale, net of tax				15	15

Total comprehensive income					142

Balance at December 31, 2000	6,332	37,547	(2,866)	7	34,688
Exercise of stock options	13	61			61
Comprehensive income
Net income			1,825		1,825
Change in unrealized gain (loss) on securities held for sale, net of tax				104	104

Total comprehensive income					1,929

Balance at December 31, 2001	6,345	37,608	(1,041)	111	36,678
Exercise of stock options	55	254			254
Comprehensive income
Net income			1,516		1,516
Change in unrealized gain (loss) on securities held for sale, net of tax				521	521

Total comprehensive income					2,037

Balance at December 31, 2002	6,400	37,862	475	632	38,969
Exercise of stock options, (unaudited)	1	9			9
Comprehensive income
Net income, (unaudited)			1,795		1,795
Change in unrealized gain (loss) on securities held for sale, net of tax, (unaudited)				(1,726)	(1,726)

Total comprehensive income (unaudited)					69

Balance at September 30, 2003 (unaudited)	6,401	$37,871	$2,270	$(1,094)	$39,047

The accompanying notes are an integral part of this consolidated financial statement.

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
Cash Flows From Operating Activities:
Net income	$127	$1,825	$1,516	$513	$1,795
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	419	652	969	704	535
Provision for loan losses	400	550	755	455	1,115
Net amortization (accretion) of premium (discount) on securities	(36)	(102)	1,242	356	3,337
Net gains on sales of securities available for sale	—	—	(299)	(74)	(756)
Net gains on sales of loans	—	—	(35)
Net gains on sales of loans held for sale	(277)	(2,465)	(3,491)	(1,557)	(4,623)
Proceeds from sales of loans held for sale	87,225	424,529	661,461	417,689	629,522
Originations and purchases of loans held for sale	(95,333)	(474,677)	(651,566)	(403,965)	(594,790)
Net loss on sale of equipment	2	—	—	—	—
Net (increase) decrease in accrued interest receivable	(562)	(161)	(1,309)	(926)	7
Net increase in other assets	(219)	(291)	(1,994)	(2,183)	(9,005)
Net (increase) decrease in deferred taxes	—	(998)	(172)	327	(1,514)
Net increase (decrease) in accrued interest payable	43	88	514	198	(134)
Net increase (decrease) in other liabilities	273	970	687	4,899	(576)

Net cash provided by (used in) operating activities	(7,938)	(50,080)	8,278	16,436	24,913
Cash Flows From Investing Activities:
Net (increase) decrease in interest-bearing deposits with financial institutions	198	(300)	—	—	892
Maturities of, proceeds from sales of and principal payments received for securities available for sale	750	20,449	97,032	20,484	248,599
Purchase of securities available for sale and other stock	(11,018)	(20,529)	(337,187)	(188,998)	(244,804)
Net increase in loans	(43,317)	(61,054)	(74,955)	(43,761)	(82,082)
Proceeds from sale of equipment	10	—	—	—	—
Purchases of premises and equipment	(589)	(1,788)	(1,353)	(927)	(940)

Net cash used in investing activities	(53,966)	(63,222)	(316,463)	(213,202)	(78,335)
Cash Flows From Financing Activities:
Net increase in deposits	49,786	87,176	211,181	142,700	49,143
Net increase in borrowings	2,680	13,594	75,828	36,562	34,732
Proceeds from investment in trust preferred securities	—	—	17,000	17,000	—
Proceeds from sale of common stock, net of offering expenses	18,527	—	—	—	—
Proceeds from exercise of stock options	1	61	254	254	9

Net cash provided by financing activities	70,994	100,831	304,263	196,516	83,884
Net increase (decrease) in cash and cash equivalents	9,090	(12,471)	(3,922)	(250)	30,462
Cash and Cash Equivalents, beginning of period	38,498	47,588	35,117	35,117	31,195

Cash and Cash Equivalents, end of period	$47,588	$35,117	$31,195	$34,867	$61,657

Supplementary Cash Flow Information:
Cash paid for interest on deposits and other borrowings	$3,445	$3,571	$5,446	$3,497	$7,722

Cash paid for income taxes	$—	$71	$475	$144	$1,369

Non-Cash Investing Activity:
Net increase (decrease) in unrealized gains and losses on securities held for sale, net of income tax	$15	$104	$521	$158	$(1,726)

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2001 AND 2002

1.    Nature of Business and Significant Accounting Policies

Organization

The consolidated financial statements include the accounts of Pacific Mercantile Bancorp and its wholly owned subsidiaries Pacific Mercantile Bank, PMB Securities Corporation, Pacific Mercantile Capital Trust I, PMB Capital Trust I, and PMB Statutory Trust III (which together shall be referred to as the “Company”). The Company is a bank holding company, which was incorporated on January 7, 2000 in the State of California. Pacific Mercantile Bank (the “Bank”) is a banking corporation which was formed on May 29, 1998, incorporated November 18, 1998 in the State of California and commenced operations on March 1, 1999. The Bank is chartered by the California Department of Financial Institutions (the “DFI”) and is a member of the Federal Reserve Bank of San Francisco (“FRB”). In addition, deposit accounts of the Bank’s customers are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to the maximum amount allowed by law.

On June 12, 2000, Pacific Mercantile Bancorp acquired the Bank by means of a merger which resulted in the Bank becoming a wholly-owned subsidiary of the Company and the Bank’s shareholders became the Company shareholders, owning the same number and percentage of Bancorp shares as they had owned in the Bank (the “Holding Company Reorganization”). Prior to the Holding Company Reorganization, the Company had only nominal assets and had not conducted any business. All financial information included herein has been restated as if the holding company reorganization was effective for all periods presented. Additionally, the number of common shares outstanding gives retroactive effect to a 2 for 1 stock split of the Bank’s outstanding shares that became effective on April 14, 2000.

In June 2002, Pacific Mercantile Capital Trust I, a Delaware trust and wholly-owned subsidiary, was organized to facilitate the sale of $5 million trust preferred securities to an institutional investor in a private placement.

In June 2002, PMB Securities Corp., a wholly-owned subsidiary of the Company, commenced operations. PMB Securities Corp. is a securities broker-dealer engaged in the retail securities brokerage business that is registered with the Securities and Exchange Commission and is a member firm of the National Association of Securities Dealers, Inc.

In August 2002, PMB Capital Trust I, a Delaware trust and wholly-owned subsidiary, was organized to facilitate the sale of $5 million of trust preferred securities to an institutional investor in a private placement.

In September 2002, PMB Statutory Trust III, a Connecticut trust and wholly-owned subsidiary, was organized to facilitate the sale of $7 million of trust preferred securities to an institutional investor in a private placement.

The Bank, which accounts for substantially all of the operations and income and expenses of the Company, provides a full range of banking services to small and medium-size businesses, professionals and the general public in Orange, Los Angeles and San Diego counties of California and is subject to competition from other financial institutions conducting operations in those same markets. The operating results of the Bank may be significantly affected by changes in market interest rates and by fluctuations in real estate values in the Bank’s primary service area. The Bank is regulated by the DFI, FRB and FDIC and undergoes periodic examinations by those regulatory authorities.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets,

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

liabilities, and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of the statements of cash flow, cash and cash equivalents consist of cash and due from banks and federal funds sold. Generally, federal funds are sold for a one-day period. As of December 31, 2001 and 2002 and September 30, 2003, the Bank maintained required reserves with the Federal Reserve Bank of San Francisco of approximately $3 million, $7 million and $11 million, respectively, which are included in cash and due from banks in the accompanying Consolidated Statements of Financial Condition.

Interest-Bearing Deposits with Financial Institutions

Interest-bearing deposits with financial institutions mature within one year and are carried at cost.

Securities Available for Sale

Securities available for sale are those that management intends to hold for an indefinite period of time and that may be sold in response to changes in liquidity needs, changes in interest rates, changes in prepayment risks and other similar factors. The securities are recorded at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income or loss, respectively.

Purchased premiums and discounts are recognized as interest income using the interest method over the term of the securities. Declines in the fair value of securities available for sale below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized gains or losses, if any, are recognized through a valuation allowance by charges to income.

Loans and Allowance for Loan Losses

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity, or pay-off are stated at principal amounts outstanding, net of unearned income. Interest is accrued daily as earned, except where reasonable doubt exists as to collectibility, in which case accrual of interest is discontinued and the loan is placed on nonaccrual status. Loans are generally classified as impaired and placed on nonaccrual status when, in management’s opinion, such principal or interest will not be collectible in accordance with the contractual terms of the loan agreement. Loans with principal or interest that is 90 days or more past due are placed on nonaccrual status; except that management may elect to continue the accrual of interest when the estimated net realizable value of the collateral is sufficient to recover both principal and accrued interest balances and such balances are in the process of collection. Generally, interest payments received on nonaccrual loans are applied to principal. Once all principal has been received, any additional interest payments are recognized as interest income on a cash basis.

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

The allowance for loan losses is established through a provision for loan losses that is charged against income. Loans are charged against the allowance for loan losses when management believes that the collection of the carrying amount is unlikely. The Bank carefully monitors changing economic conditions, the loan portfolio by category, financial condition of borrowers and the history of the portfolio in determining the adequacy of the allowance for loan losses. The allowance is established on the basis of estimates developed primarily from historical industry loan loss data because the Bank commenced operations in March 1999 and lacks historical data relating to the performance of loans in its loan portfolio. As a result, ultimate losses may vary from the estimates used to establish the allowance. Additionally, as the volume of loans increases, additional provisions for loan losses will be required to maintain the allowance at levels deemed adequate. Moreover, if economic conditions were to deteriorate, it would become necessary to increase the provision to an even greater extent.

The allowance is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Management believes that the allowance for loan losses was adequate as of December 31, 2001 and 2002 and September 30, 2003. In addition, the FRB and the DFI, as an integral part of their examination processes, periodically review the Bank’s allowance for loan losses for adequacy. The agencies may require the Bank to recognize additions to the allowance based on their judgments given the information available at the time of their examinations.

The Bank also evaluates loans for impairment, where principal and interest is not expected to be collected in accordance with the contractual terms of the loan agreement. The Bank measures and reserves for impairment on a loan by loan basis using either the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if the loan is collateral dependent. As of September 30, 2003 the Bank had $1.8 million of commercial loans, classified as impaired. The allowance for loan losses at September 30, 2003 includes a $672,000 valuation reserve that we established for these commercial loans on the basis of the fair value, as of September 30, 2003, of the collateral securing these loans. As of December 31, 2002 and 2001 the Bank had no loans classified as impaired. The Bank excludes smaller, homogeneous loans, such as consumer installment loans and lines of credit, from its impairment calculations. Also, loans that experience insignificant payment delays or payment shortfalls are generally not considered impaired.

Loan Origination Fees and Costs

All loan origination fees and related direct costs are deferred and amortized to interest income as an adjustment to yield over the respective lives of the loans using the effective interest method. As of December 31, 2002 and 2001, approximately $13,000 and $138,000, respectively, and of September 30, 2003, approximately $283,000, of net deferred loan costs were included in the related loan totals in the accompanying consolidated statements of financial condition.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization which are charged to expense on a straight-line basis over the estimated useful lives of the assets or, in the case of leasehold improvements, over the term of the leases, whichever is shorter. For income tax purposes, accelerated depreciation methods are used. Maintenance and repairs are charged directly to expense as incurred. Improvements to premises and equipment that extend the useful lives of the assets are capitalized.

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

When assets are disposed of, the applicable costs and accumulated depreciation thereon are removed from the accounts and any resulting gain or loss is included in current operations. Rates of depreciation and amortization are based on the following estimated useful lives:

Furniture and equipment	Three to ten years
Leasehold improvements	Lesser of the lease term or estimated useful life

Derivative Financial Instruments

Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting For Derivative Instruments and Hedging Activities”, as amended and interpreted was effective for the Company as of January 1, 2001. SFAS No. 133 requires all derivative instruments to be recognized on the balance sheet at fair value. Gains or losses resulting from changes in the values of derivatives are accounted for depending on the purpose of the derivatives and whether they qualify for hedge accounting. If certain conditions are met, hedge accounting may be applied and the derivative instrument may be specifically designated as a fair value, cash flow or foreign currency hedge. In the absence of meeting these conditions, derivatives are designated as non–designated derivative instruments with gains or losses recorded to current earnings.

Effective January 1, 2001, the Company adopted the provisions of SFAS No. 133 by recognizing all derivative instruments on the balance sheet at fair value. The adoption of SFAS No. 133 has not had a material impact on the financial statements. All derivative instruments entered into by the Company prior to February 19, 2002 were non-designated derivative instruments. On February 19, 2002, the Company’s Board of Directors approved the “Mortgage Banking Risk Management Policy”. This policy specifically implements the Company’s policy to designate interest rate lock commitments with investors as hedge instruments to hedge the mortgage loans upon funding. At September 30, 2003, approximately $27 million of loans held for sale were hedged.

Income Taxes

Deferred income taxes and liabilities are determined using the asset and liability method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax basis of the various balance sheet assets and liabilities and this method gives current recognition to changes in tax rates and laws.

Income Per Share

Basic income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted income per share reflects the potential dilution that could occur if convertible securities or options, or contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in net income available to shareholders. See Note 11 for additional information.

Stock Option Plan

The Company accounts for stock-based employee compensation as prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and has adopted the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock Based Compensation.” SFAS No. 123 requires pro-forma disclosures of the Company’s net income and net income per share as if the fair value based method of accounting for stock based awards had been applied. Under the fair value based method, compensation cost is recorded based on the value of the award at the grant date and is recognized over the service period. In December 2002, the Financial Accounting Standards Board (“FASB”)

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” which amended the disclosure requirements of FASB No. 123 to require certain disclosures about stock-based employee compensation plans in an entity’s accounting policy note. The disclosure requirements for interim financial information first became effective for interim periods beginning after December 15, 2002, and in the case of calendar year-end entities, such as the Company, the new interim period disclosures were required to be included in their interim financial statements beginning with the first quarter of 2003. The Company has adopted the disclosure provisions of SFAS No. 148 in the Notes to the Consolidated Financial Statements.

Effective March 2, 1999, the Board of Directors adopted a stock option plan (the “Plan”), which was subsequently approved by the Company’s shareholders. The Plan provides for the granting of options to directors, officers and other key employees, entitling them to purchase shares of common stock of the Company at a price per share equal to or above the fair market value of the Company’s shares on the date the option is granted. Options may vest immediately or over various periods of up to five years, determined at the time the options are granted and expire 10 years after the grant date, or following termination of service, if sooner. A total of 1,248,230 shares were authorized for issuance under the Plan (which number has been adjusted for stock splits effectuated subsequent to the Plan’s adoption).

The following tables summarize information concerning stock options that were outstanding or had been exercised as of September 30, 2003 (unaudited):

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 1999	380,106	$4.00

Granted	608,400	7.07
Exercised	(250)	4.00
Cancelled	(3,650)	5.89

Outstanding at December 31, 2000	984,606	5.90

Granted	115,500	7.42
Exercised	(12,808)	4.73
Cancelled	(58,298)	6.42

Outstanding at December 31, 2001	1,029,000	6.05

Granted	102,076	7.90
Exercised	(55,060)	4.55
Cancelled	(123,468)	6.06

Outstanding at December 31, 2002	952,548	6.33

Granted (unaudited)	49,160	7.97
Exercised (unaudited)	(1,360)	6.64
Cancelled (unaudited)	(8,600)	7.27

Outstanding at September 30, 2003, (unaudited)	991,748	6.41

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

Range of Exercise Prices at September 30, 2003, (Unaudited)	Number of Shares Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price
$4.00	280,872	5.3	$4.00
$6.00 — $7.99	697,376	6.9	$7.33
$9.01	13,500	9.7	$9.01

	991,748

Options to purchase 699,064 shares, at option prices ranging from $4.00 to $7.99 per share were exercisable at September 30, 2003 under the Plan.

The Company continues to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. Had compensation expense for the Company’s Plan been determined based upon the fair value at the grant date for awards under the Plan in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company’s net income and income per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(Unaudited)
	(In thousands, except per share data)
Net Income:
As reported	$127	$1,825	$1,516	$513	$1,795
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	120	305	283	222	240

Pro forma	$7	$1,520	$1,233	$291	$1,555

Income Per Share as Reported:
Basic	$0.02	$0.29	$0.24	$0.08	$0.28
Diluted	0.02	0.28	0.23	0.08	0.27
Income Per Share Pro Forma:
Basic	$0.00	$0.24	$0.19	$0.05	$0.24
Diluted	0.00	0.23	0.19	0.04	0.23

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for the years ended December 31, 2000, 2001 and 2002, respectively: dividend yields of 0%, 0%, and 2.43%, respectively; expected volatility of 50%, 50%, and 41%, respectively; and risk-free interest rates ranging from 5.90% to 6.63%, 4.52% to 4.87% and 4.49% to 4.52%, respectively; and for the nine months ended September 30, 2002 and 2003: dividend yields of 2.43% in both periods; expected volatility of 46% to 48% and of 40%, respectively; and risk free interest rates ranging from 4.49% to 4.52% and 2.81% to 3.17%, respectively. For all periods, an expected option life of 5 years was assumed.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available-for-sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

Recent Accounting Pronouncements

In December 2002, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”—an interpretation of Accounting Research Bulletin (“ARB”) No. 51. This Interpretation defines a variable interest entity and provides that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in consolidated financial statements with those of the business enterprise. Furthermore, the FASB indicates that the voting interest approach of ARB No. 51 is not effective in identifying controlling financial interests in entities that are not controllable through voting interest or in which the equity investors do not bear the residual economic risk. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period. Management believes the implementation of this Interpretation will not have a material effect upon the Company’s financial statements.

In April 2003, the FASB issued Statement No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, clarifies when a derivative contains a financing component, and amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, and amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. This Statement is effective for new contracts entered into or modified after September 30, 2003, and for hedging relationships designated after that date, except for the provisions of this Statement that relate to Statement No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates and forward purchase and sale agreement involving when-issued securities should be applied to both existing contracts and new contracts entered into after September 30, 2003. Management believes the implementation of this Statement will not have a material effect upon the Company’s financial statements.

In May 2003, the FASB issued Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” to establish standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of the financial statement to recognize changes in the fair value or the redemption amount, as applicable, of such financial instruments in earnings. An issuer is required to classify mandatorily redeemable preferred and common stock, forward purchase contracts that obligate the issuer to repurchase shares of its stock by transferring assets, or freestanding put options that may obligate the issuer to repurchase shares of its stock by transferring assets. Furthermore, freestanding financial instruments that require or permit an issuer to settle an obligation by issuing a variable number of its shares will be classified as liabilities if, at inception, the monetary value of the obligation is based solely or predominantly on (i) a fixed monetary amount known at inception, or (ii) a variation in something other than the issuer’s shares,

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

such as the price of gold multiplied by a fixed notional amount, or (iii) a variation inversely related to changes in the value of the issuer’s shares. In the case of companies with publicly traded securities, this Statement became effective at the beginning of the first interim period that began after June 15, 2003 with respect to financial instruments issued on or before May 31, 2003, and immediately with respect to financial instruments issued or modified after May 31, 2003. The effect of adopting Statement No. 150 will be recognized as a cumulative effect of an accounting change as the beginning of the period of adoption. The Company adopted this Interpretation effective as of July 1, 2003 and, accordingly, beginning as of that date, the Company is classifying its trust preferred securities as liabilities rather than as mezzanine securities.

Reclassifications

Certain reclassifications have been made to prior years’ balances to conform to the 2003 presentation.

2.    Interest-Bearing Deposits with Financial Institutions

The Company had interest-bearing deposits with financial institutions of $1.5 million, at both December 31, 2001 and 2002 and $596,000 at September 30, 2003. The weighted average percentage yield of these deposits were 4.13% and 2.76%, and 1.78% at December 31, 2001 and 2002, and September 30, 2003, respectively.

Interest-bearing deposits with financial institutions at September 30, 2003 are scheduled to mature within one year.

3.    Securities Available For Sale

The following are summaries of the major components of securities available for sale and a comparison of amortized cost, estimated fair market values, and gross unrealized gains and losses at December 31, 2001 and 2002 and at September 30, 2003:

	December 31, 2001				December 31, 2002
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
	(In thousands)
U.S. Agencies and Mortgage Backed Securities	$8,207	$134	$—	$8,341	$223,101	$1,233	$250	$224,084
U.S. Treasury Securities	—	—	—	—	2,014	40	—	2,054
Collateralized mortgage obligations	3,450	56	—	3,506	6,013	17	41	5,989

Total Government and Agencies Securities	11,657	190	—	11,847	231,128	1,290	291	232,127
Fannie Mae Trust Preferred Stock	—	—	—	—	15,000	91	—	15,091
Federal Reserve Bank Stock	862	—	—	862	1,126	—	—	1,126
Federal Home Loan Bank Stock	644	—	—	644	5,121	—	—	5,121

Total Securities available for sale	$13,163	$190	$—	$13,353	$252,375	$1,381	$291	$253,465

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

	September 30, 2003 (Unaudited)
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
	(Dollars in thousands)
U.S. Agencies and Mortgage Backed Securities	$192,635	$139	$1,923	$190,851
Collateralized mortgage obligations	26,354	64	100	26,318

Total Government and Agencies Securities	218,989	203	2,023	217,169
Fannie Mae Trust Preferred Stock	20,000	7	—	20,007
Federal Reserve Bank Stock	1,310	—	—	1,310
Federal Home Loan Bank Stock (FHLB)	5,700	—	—	5,700

Total Securities available for sale	$245,999	$210	$2,023	$244,186

At December 31, 2001 and 2002 and September 30, 2003, U.S. Treasury securities, U.S. Agency securities, and collateralized mortgage obligations with a fair market value of $12 million, $103 million and $103 million, respectively, were pledged to secure advances with the Federal Home Loan Bank, securities sold with agreements to repurchase, bankruptcy funds, and local agency deposits.

The amortized cost and estimated fair value of debt securities at December 31, 2002, and September 30, 2003, by contractual maturities are shown in the following tables. Expected maturities will differ from contractual maturities, particularly with respect to collateralized mortgage obligations, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2002
	Maturing in
(In thousands)	One Year or Less	Over One and through Five Years	Over Five and through Ten Years	Over Ten Years	Total
Securities available for sale, amortized cost	$61,033	$83,341	$33,729	$53,025	$231,128
Securities available for sale, estimated fair value	$61,133	$83,591	$34,239	$53,164	$232,127

	September 30, 2003 (Unaudited)
	Maturing in
(In thousands)	One Year or Less	Over One and through Five Years	Over Five and through Ten Years	Over Ten Years	Total
Securities available for sale, amortized cost	$—	$8,932	$54,953	$155,104	$218,989
Securities available for sale, estimated fair value	$—	$8,847	$54,238	$154,084	$217,169

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

4.    Loans and Allowance for Loan Losses

The loan portfolio consisted of the following at:

	December 31,		September 30, 2003
(In thousands)	2001	2002
			(Unaudited)
Real estate loans	$61,518	$77,897	$113,582
Residential mortgage loans	6,929	57,528	74,883
Construction loans	7,040	3,325	11,335
Commercial loans	66,842	78,976	98,154
Consumer loans	6,994	6,695	8,838

	149,323	224,421	306,792
Deferred loan origination costs, net	138	13	(283)
Allowance for loan losses	(1,696)	(2,435)	(3,543)

Loans, net	$147,765	$221,999	$302,966

At December 31, 2001 and 2002, and at September 30, 2003, real estate loans of approximately $35 million, $32 million and $51 million, respectively, were pledged to secure borrowings with the Federal Home Loan Bank.

A summary of the Company’s transactions in the allowance for loan losses is as follows:

	Year Ended December 31,		Nine Months Ended September 30,
(In thousands)	2001	2002	2002	2003
			(Unaudited)
Beginning balance	$1,146	$1,696	$1,696	$2,435
Provision for loan losses	550	755	455	1,115
Recoveries	—	—	—	—
Amounts charged off	—	(16)	(16)	(7)

Ending balance	$1,696	$2,435	$2,135	$3,543

As of December 31, 2001, the Company had no nonaccrual loans, no restructured loans, no loans with principal balances more than 90 days past due, and no loans that were considered impaired. At December 31, 2002, the Company had $3,000 in nonaccrual loans, no restructured or impaired loans, and no loans with principal balances more than 90 days past due still accruing interest. At September 30, 2003, the Company had $1.8 million of nonaccrual and impaired loans that were delinquent 90 days or more, and no restructured loans.

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

5.    Premises and Equipment

The major classes of premises and equipment are as follows:

	December 31,			September 30, 2003
(In thousands)	2000	2001	2002
				(Unaudited)
Furniture and equipment	$1,768	$3,268	$4,430	$4,610
Leasehold improvements	181	469	660	1,055

	1,949	3,737	5,090	5,665
Accumulated depreciation and amortization	(613)	(1,265)	(2,234)	(2,404)

	$1,336	$2,472	$2,856	$3,261

The amount of depreciation and amortization included in operating expense was $419,000, $652,000 and $969,000 for the years ended December 31, 2000, 2001 and 2001, respectively, and $704,000 and $535,000 for the nine months ended September 30, 2002 and 2003, respectively.

6.    Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2001 and 2002 and at September 30, 2003 was $40 million, $94 million, and $89 million, respectively.

The scheduled maturities of time certificates of deposit of $100,000 or more at December 31, 2002 and at September 30, 2003, respectively, were as follows:

	At December 31, 2002	At September 30, 2003
	(In thousands)
		(Unaudited)
2003	$77,121	$29,064
2004	12,919	48,429
2005	1,798	4,597
Thereafter	1,721	6,820

	$93,559	$88,910

7.    Other Borrowings

Other borrowings consisted of the following:

	December 31,		September 30, 2003
(In thousands)	2001	2002
			(Unaudited)
Securities sold under agreements to repurchase	$9,274	$7,102	$12,834
Federal Home Loan advances—short-term	7,000	30,000	—
Federal Home Loan advances—long-term	—	55,000	114,000

	$16,274	$92,102	$126,834

Securities sold under agreements to repurchase, which are classified as secured borrowings, mature within one day from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

cash received in connection with the transaction. The Company monitors the fair value of the underlying securities on a daily basis.

As of September 30, 2003, we had borrowings of $114 million obtained from the Federal Home Loan Bank. The table below sets forth information, as of September 30, 2003, with respect to the amounts, in thousands of dollars, and the terms of the borrowings that the Company had obtained from the Federal Home Loan Bank. These borrowings have a weighted-average annualized interest rate of 2.41%.

Principal Amounts	Per Annum Interest Rate	Maturity Dates	Principal Amounts	Per Annum Interest Rate	Maturity Dates
(In thousands)			(In thousands)
$5,000	1.40%	February 18, 2004	$ 6,000	2.34%	February 28, 2006
15,000	3.17%	June 21, 2004	2,000	2.94%	August 28, 2006
20,000	2.25%	September 20, 2004	3,000	2.56%	September 18, 2006
10,000	2.20%	November 15, 2004	3,000	2.49%	September 25, 2006
9,000	1.93%	February 18,2005	5,000	2.39%	October 2, 2006
5,000	2.24%	August 29, 2005	2,000	2.40%	October 2, 2006
10,000	2.70%	September 19, 2005	3,000	3.14%	September 18, 2007
3,000	1.93%	September 19, 2005	2,000	3.06%	September 24, 2007
5,000	1.76%	September 30, 2005	1,000	2.91%	October 1, 2007
5,000	2.50%	February 21, 2006

Certain investment securities and real estate loans are pledged as collateral to secure these borrowings (see Note 3). The Company had unused borrowing capacity with the Federal Home Loan Bank of $18 million at December 31, 2002 and $3 million at September 30, 2003.

As of September 30, 2003, the Company had $30 million of additional borrowing capacity in the form of security repurchase agreements with two investment banking firms and unused federal funds lines of credit of $10 million with correspondent banks.

At December 31, 2002, Federal Home Loan Bank borrowings totaled $85 million. Of those borrowings, $30 million consisted of short-term, overnight borrowings bearing interest at 1.13%. The remainder comprised long-term borrowings that, as of December 31, 2002, consisted of the following (which also were outstanding at September 30, 2003 and are included in the table above):

Principal Amounts	Per Annum Interest Rate	Maturity Dates
(In thousands)
$15,000	3.17%	June 21, 2004
20,000	2.25%	September 20, 2004
10,000	2.20%	November 15, 2004
10,000	2.70%	September 19, 2005

These Federal Home Loan Bank borrowings were obtained in accordance with the Company’s asset/liability management objective to reduce the Company’s exposure to interest rate fluctuations.

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

8.    Trust Preferred Securities

During fiscal 2002, the Company sold to institutional investors in private placements, an aggregate of $17,000,000 of trust preferred securities, as follows: (i) $5,000,000, sold in June 2002 by the Company’s newly formed wholly-owned subsidiary, Pacific Mercantile Capital Trust I, a Delaware trust, mature in 30 years, are redeemable at the Company’s option beginning after 5 years, and require quarterly distributions, initially at a rate of 5.65%, which will reset quarterly at the three month LIBOR rate plus 3.75%; (ii) $5,000,000 sold in August 2002 the Company’s newly formed wholly-owned subsidiary, PMB Capital Trust I, a Delaware trust, mature in 30 years, are redeemable at the Company’s option beginning after 5 years, and require semi-annually distributions, initially at a rate of 5.388% which will reset semi-annually at the six month LIBOR rate plus 3.625%; (iii) $7,000,000, sold in September 2002 by the Company’s newly formed wholly-owned subsidiary, PMB Statutory Trust III, a Connecticut trust, mature in 30 years, are redeemable at the Company’s option beginning after 5 years, and require quarterly distributions, initially at a rate of 5.22% which will reset quarterly at the three month LIBOR rate plus 3.40%.

The trust preferred securities are subordinated to other borrowings that may be obtained by the Company. Additionally, $13 million of the trust securities qualify as Tier I capital, with the remaining trust preferred securities qualifying as Tier II capital, for regulatory purposes.

9.    Transactions with Related Parties

The directors of the Company and the Bank, and certain of the businesses with which they are associated, have banking transactions with the Company in the ordinary course of business. All loans and commitments to loan included in such transactions were made in accordance with applicable laws and on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with persons of similar creditworthiness that are not affiliated with the Company, and did not present any undue risk of collectibility.

The following is a summary of loan transactions with directors of the Company and certain of their associated businesses:

	Year Ended December 31,		Nine Months Ended September 30, 2003(1)
(In thousands)	2001(1)	2002(1)
			(Unaudited)
Beginning balance	$267	$934	$1,310
New loans granted	927	475	305
Principal repayments	(260)	(99)	(321)

Ending balance	$934	$1,310	$1,294

(1)	Includes loans made to executive officers who are not also directors totaling $127,000 and $66,000 in 2001 and 2002, respectively, and $55,000 in the nine months ended September 30, 2003.

Deposits by the Company held by the Bank at December 31, 2001 and 2002 and September 30, 2003 amounted to approximately $7 million, $7 million and $6 million, respectively.

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

10.    Income Taxes

The components of income tax expense (benefit) consisted of the following for the years ended December 31:

			September 30,
(In thousands)	2001	2002	2002	2003
Current taxes:
Federal	$373	$1,024	$341	$1,032
State	91	192	64	352

Total current taxes	464	1,216	405	1,384
Deferred taxes:
Federal	(742)	(112)	(37)	(234)
State	(256)	(60)	(20)	(76)

Total deferred taxes	(998)	(172)	(57)	(310)

Total income tax expense (benefit)	$(534)	$1,044	$348	$1,074

The components of the income tax expense (benefit) for the year ended December 31, 2000 are omitted from the table above because the Company incurred no income tax expense as a result of net operating loss carryforwards utilized in that year.

The components of the net deferred tax asset were as follows at December 31, 2002 and September 30, 2003 (unaudited):

	December 31,			September 30, 2003
(Dollars in thousands)	2000	2001	2002
				(unaudited)
Deferred tax assets/(liabilities):
Allowance for loan losses	$516	$760	$1,092	$1,589
Operational loss accrual	—	314	90	22
Deferred organizational and start-up expenses	66	43	57	29
Net operating loss carry forward	665	—	—	—
Other accrued expenses	141	45	189	47
State taxes	—	—	122	—
Deferred compensation	—	—	82	143
Depreciation and amortization	(18)	(26)	(179)	(106)
Deferred loan origination costs	(105)	(142)	(185)	(239)
Deferred state taxes	(104)	(87)	(108)	(134)
Unrealized gains (losses) on securities	—	—	(458)	746
Other, net		12	10	129

Total deferred taxes	1,161	919	712	2,226

Valuation allowance	(1,161)	—	—	—

Net deferred taxes	$—	$919	$712	$2,226

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(Unaudited)
Federal income tax based on statutory rate	34.0%	34.0%	34.0%	34.0%	34.0%
State franchise tax net of federal income tax benefit	7.2	7.2	7.2	7.2%	7.2%
Other accrued expenses	—	1.0	(.4)	(.8)%	(3.8)%
Valuation allowance	(41.2)	(83.5)	—	—	—

Total income tax expense (benefit)	0.0%	(41.3)%	40.8%	40.4%	37.4%

The Company established valuation allowances at December 31, 2000 of $1,161,100 as a result of the Company’s limited operating history, which made it difficult, at that time, for management to determine whether or not the deferred tax asset would be realizable in the future. Since the Company is in a taxable position, the valuation allowance was revised in 2001 and a net deferred tax asset was recognized at December 31, 2001.

11.    Net Income Per Share

The following data shows a reconciliation of the numerators and the denominators used in computing income per share and the weighted average number of shares of potentially dilutive common stock.

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(Unaudited)
Net income available to common shareholders
Used in basic income per share
(Dollars in thousands)	$127	$1,825	$1,516	$513	$1,795

Basic income per share	$0.02	$0.29	$0.24	$0.08	$0.28

Weighted average number of common shares used in
Basic income per share	5,098,796	6,337,213	6,377,642	6,370,146	6,400,423
Effect of dilutive securities:
Options	99,646	161,269	159,214	168,029	277,311

Weighted number of common shares and potential dilutive common shares
used in diluted income per share	5,198,442	6,498,482	6,536,856	6,538,175	6,677,734

Diluted income per share	$0.02	$0.28	$0.23	$0.08	$0.27

12.    Shareholders’ Equity

In conjunction with the June 12, 2000, Holding Company Reorganization described in Note 1 between the Company and the Bank, the Company sold 2,611,608 shares of its common stock in a public offering registered under the Securities Act of 1933. Proceeds of this public offering, net of underwriting discounts, commissions and other expenses of $2,366,000, totaled $18,527,000. In addition, the Company issued warrants to the

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

managing underwriter for the public offering to purchase 250,000 shares of common stock at an exercise price of $9.60 per share. These warrants expire on June 14, 2005.

The Bank’s Board of Directors authorized a two-for-one stock split which became effective on April 14, 2000. Share and per share data have been adjusted herein to give effect to the stock split.

Under California law, the directors of the Bank may declare distributions to the Company, its sole shareholder, subject to the restriction that the amount available for the payment of cash dividends may not exceed the lesser of the Bank’s retained earnings or its net income for its last three fiscal years (less the amount of any distributions to shareholders made during such period). If the above test is not met, distributions to shareholders may be made only with the prior approval of the Commissioner of the California Department of Financial Institutions (“Commissioner”) and in an amount not exceeding the greatest of the Bank’s retained earnings, the Bank’s net income for its last fiscal year or the Bank’s net income for its current fiscal year. If the Commissioner finds that the shareholders’ equity of the Bank is not adequate, or that the making by the Bank of a distribution to shareholders would be unsafe or unsound for the Bank, the Commissioner can order the Bank not to make any distribution to shareholders.

The ability of the Bank to pay dividends is further restricted under the Federal Deposit Insurance Corporation Improvement Act of 1991 which prohibits a bank from paying dividends if, after making such payment, the bank would fail to meet any of its minimum capital requirements. Under the Financial Institutions Supervisory Act and Federal Financial Institutions Reform, Recovery and Enforcement Act of 1989, federal banking regulators also have authority to prohibit financial institutions from engaging in business practices which are considered to be unsafe or unsound. It is possible, depending upon the financial condition of the Bank and other factors, that regulators could assert that the payment of dividends in some circumstances might constitute unsafe or unsound practices. Therefore, the Bank’s federal regulatory agency might prohibit the payment of dividends even though such payments would otherwise be technically permissible.

13.    Commitments and Contingencies

The Company leases certain facilities and equipment under various non-cancelable operating leases. Rent expense for the years ended December 31, 2000, 2001 and 2002 was $432,000, $1,153,000 and $1,648,000, respectively, and for the nine months ended September 30, 2002 and 2003 was $1,219,000 and $1,246,000, respectively. Sublease income for the years ended December 31, 2001 and 2002 was $42,000 and $100,000, respectively and for the nine months ended September 30, 2002 and 2003 was $75,000 and $104,000, respectively. There was no sublease income in the year ended December 31, 2000.

Future minimum non-cancelable lease commitments were as follows at December 31, 2002:

(Dollars in thousands)
2003	$452
2004	1,869
2005	1,938
2006	1,492
2007	1,000
2008	930
Thereafter	156

Total	$7,837

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

In order to meet the financing needs of its customers in the normal course of business, the Company is party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. At December 31, 2002 and September 30, 2003, the Company was committed to fund certain loans (inclusive of mortgages held for sale) amounting to approximately $153 million and $131 million, respectively. The contractual amounts of credit-related financial instruments such as commitments to extend credit, credit-card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

The Company uses the same credit policies in making commitments to extend credit and conditional obligations as it does for on-balance sheet instruments. Commitments generally have fixed expiration dates; however, since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, residential real estate and income-producing commercial properties.

The Company is subject to legal actions normally associated with financial institutions. At December 31, 2002 and September 30, 2003, the Company did not have any pending legal proceedings that are expected to be material to its consolidated financial condition or results of operations.

The Company is required to purchase stock in the Federal Reserve Bank in an amount equal to 6% of its capital, one-half of which must be paid currently with the balance due upon request.

The Bank is a member of the Federal Home Loan Bank (“FHLB”) and therefore, is required to purchase FHLB stock in an amount equal to the lesser of 1% of the Bank’s real estate loans that are secured by residential properties, or 5% of total advances.

As of September 30, 2003, the Company has a remaining reserve of $50,000 related to claims for refunds of credit card transactions processed by the Company for a former merchant customer that encountered financial difficulties and filed a petition in bankruptcy under the Federal Bankruptcy laws. The reserve was originally established in 2001 for $700,000 and is included in operating losses for 2001. The remaining reserve represents management’s current estimate of the potential charges that the Company could incur for such refunds in the future. Management currently believes that the reserve is adequate to cover the potential liability to the Company. However, additional refund claims could arise in the future which, if asserted, could require the Company to set aside additional reserves, the amounts of which, if any, cannot be predicted at this time.

14.    Derivative Financial Instruments

SFAS No. 133, “Accounting For Derivative Instruments and Hedging Activities”, as amended and interpreted was effective for the Company as of January 1, 2001. SFAS No. 133 requires all derivative instruments to be recognized on the balance sheet at fair value. Gains or losses resulting from changes in the values of derivative are accounted for depending on the purpose of the derivative and whether it qualifies for hedge accounting. If certain conditions are met, hedge accounting may be applied and the derivative instrument may be specifically designated as a fair value, cash flow or foreign currency hedge. In the absence of meeting these conditions, the derivatives are to be designated as non-designated derivative instruments with gains or losses recorded to current earnings.

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

Effective January 1, 2001, the Company adopted the provisions of SFAS 133 by recognizing all derivative instruments on the balance sheet at fair value. At January 1, 2001, the adoption of SFAS No. 133 did not have a material impact on the financial statements. All derivative instruments entered into by the Company prior to February 19, 2002 were non-designated derivative instruments. On February 19, 2002, the Company’s Board of Directors approved the “Mortgage Banking Risk Management Policy”. This policy specifically implements the Company’s policy to designate interest rate lock commitments with investors as hedge instruments to hedge the mortgage loans upon funding. At December 31, 2002, approximately $57 million of loans held for sale were hedged and the value of the net interest rate locks was $73,000. At September 30, 2003, approximately $27 million of loans held for sale were hedged and the value of the net interest rate locks was $98,000.

15.    Employee Benefit Plans

The Company has a 401(k) plan that covers substantially all full-time employees. It permits voluntary contributions by employees, a portion of which are matched by the Company. The Company’s expenses relating to its contributions to the 401(k) plan for the years ended December 31, 2000, 2001 and 2002 were $114,000, $151,000 and $191,000, respectively, and for the nine months ended September 30, 2002 and 2003 were $140,000 and $216,000, respectively.

16.    Regulatory Matters and Capital/Operating Plans

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can lead to certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct and material adverse effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications also are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes that, as of September 30, 2003, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of September 30, 2003, based on the applicable capital adequacy regulations, the Company and the Bank are categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” the Company and the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following tables. There are no conditions or events that management believes have changed the Company’s or the Bank’s classification as well-capitalized since September 30, 2003.

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

The actual capital amounts and ratios of the Company and the Bank at September 30, 2003 (unaudited), are presented in the following table:

			Applicable Federal Regulatory Requirement
	Actual		For Capital Adequacy Purposes		To be Categorized As Well Capitalized
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to Risk Weighted Assets:
Company	$60,685	12.4%	$39,292	8.0%	$49,115	10.0%
Bank	52,612	10.8%	39,145	8.0%	48,931	10.0%
Tier I Capital to Risk Weighted Assets:
Company	$53,522	11.0%	$19,646	4.0%	$29,469	6.0%
Bank	49,069	10.0%	19,572	4.0%	29,359	6.0%
Tier I Capital to Average Assets:
Company	$53,522	8.4%	$25,488	4.0%	$31,860	5.0%
Bank	49,069	7.8%	25,381	4.0%	31,726	5.0%

The actual capital amounts and ratios of the Company and the Bank at December 31, 2002 are presented in the following table:

			Applicable Federal Regulatory Requirement
	Actual		For Capital Adequacy Purposes		To be Categorized As Well Capitalized
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to Risk Weighted Assets:
Company	$57,772	12.8%	$36,121	8.0%	$45,151	10.0%
Bank	47,983	10.7%	36,012	8.0%	45,015	10.0%
Tier I Capital to Risk Weighted Assets:
Company	$51,070	11.3%	$18,060	4.0%	$27,091	6.0%
Bank	45,548	10.1%	18,006	4.0%	24,309	6.0%
Tier I Capital to Average Assets:
Company	$51,070	9.7%	$20,965	4.0%	$26,206	5.0%
Bank	45,548	8.7%	20,851	4.0%	26,064	5.0%

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

The actual capital amounts and ratios of the Company and the Bank at December 31, 2001 are presented in the following table:

			Applicable Federal Regulatory Requirement
	Actual		For Capital Adequacy Purposes		To be Categorized As Well Capitalized
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to Risk Weighted Assets:
Company	$38,262	13.4%	$22,879	8.0%	$28,599	10.0%
Bank	31,293	10.9%	22,875	8.0%	58,593	10.0%
Tier I Capital to Risk Weighted Assets:
Company	$36,567	12.8%	$11,440	4.0%	$17,160	6.0%
Bank	29,597	10.4%	11,437	4.0%	17,156	6.0%
Tier I Capital to Average Assets:
Company	$36,567	16.0%	$9,123	4.0%	$11,403	5.0%
Bank	29,597	13.0%	9,111	4.0%	11,389	5.0%

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

17.    Parent Company Only Information

Condensed Statements of Financial Condition

(Dollars in thousands)

	December 31,		September 30, 2003
	2001	2002
			(Unaudited)
Assets
Due from banks and interest-bearing deposits with financial institutions	$6,848	$6,849	$5,908
Investment in subsidiaries	29,708	47,206	48,700
Securities available for sale, at fair value	—	1,645	599
Other assets	122	904	1,405

Total Assets	$36,678	$56,604	$56,612

Liabilities and Shareholders’ Equity
Liabilities	$—	$108	$38
Subordinated debentures	—	17,527	17,527
Shareholders’ equity	36,678	38,969	39,047

Total liabilities and shareholders’ equity	$36,678	$56,604	$56,612

Condensed Statements of Income

(Dollars in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2001	2002	2002	2003
			(Unaudited)
Interest income	$162	$195	$134	$91
Interest expense	—	352	111	637
Other expenses	48	127	70	(124)
Equity in undistributed earnings of Subsidiaries	1,711	1,800	560	2,217

Net income	$1,825	$1,516	$513	$1,795

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

Condensed Statement of Cash Flows

(Dollars in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2001	2002	2002	2003
			(Unaudited)
Cash Flows from Operating Activities:
Net income	$1,825	$1,516	$513	$1,795
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Net amortization of premium on securities	—	13	—	34
(Increase) decrease in other assets	(122)	(782)	(832)	(498)
Undistributed earnings of subsidiary	(1,711)	(1,800)	(560)	(2,217)
Other, net	(1)	(2)	3	11
Increase (decrease) in other liabilities	(1)	108	41	(81)

Net used in operating activities	(10)	(947)	(835)	(956)

Cash Flows from Investing Activities:
Purchase of investment security available for sale	—	(2,052)	(2,052)	—
Other, net	—	—	1	—
Principal payments received for investment security available for sale	—	395	87	1,006

Net used in investing activities	—	(1,657)	(1,964)	1,006
Cash Flows from Financing Activities:
Proceeds from exercise of stock options	61	255	254	9
Increase in subordinated debentures	—	17,527	17,527	—
Capital contribution to subsidiaries	—	(15,177)	(8,152)	(1,000)

Net cash provided by financing activities	61	2,605	9,629	(991)

Net increase (decrease) in cash and cash equivalents	51	1	6,830	(941)
Cash and Cash Equivalents, beginning of period	6,797	6,848	6,848	6,849

Cash and Cash Equivalents, end of period	$6,848	$6,849	$13,678	$5,908

18.    Fair Value of Financial Instruments

Fair value estimates are made at a discreet point in time based on relevant market information and information about the financial instruments. Because no active market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments, prepayment assumptions, future expected loss experience and other such factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

In addition, the fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of existing and anticipated future customer relationships and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include other real estate owned and premises and equipment.

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

The following methods and assumptions were used to estimate the fair value of financial instruments.

Cash and Cash Equivalents. The fair value of cash and cash equivalents approximates its carrying value.

Interest-Bearing Deposits with Financial Institutions. The fair value of interest-bearing deposits maturing within ninety days approximate their carrying values.

Securities Available for Sale. For investment securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Held for Sale. The fair value of loans held for sale is based on commitments on hand from investors or prevailing market prices.

Loans. The fair value for loans with variable interest rates is the carrying amount. The fair value of fixed rate loans is derived by calculating the discounted value of future cash flows expected to be received by the various homogeneous categories of loans. All loans have been adjusted to reflect changes in credit risk.

Deposits. The fair value of demand deposits, savings deposits, and money market deposits is defined as the amounts payable on demand at year-end. The fair value of fixed maturity certificates of deposit is estimated based on the discounted value of the future cash flows expected to be paid on the deposits.

Other Borrowings. The fair value of other borrowings is the carrying amount and mature on a daily basis. The fair value of other term borrowings is derived by calculating the discounted value of future cash flows expected to be paid out by the Company.

Commitments to Extend Credit and Standby Letters of Credit. The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the parties involved. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and committed rates. The fair value of these unrecorded financial instruments is estimated to approximate the notional amounts at December 31, 2002 and 2001 and at September 30, 2003.

The estimated fair values and related carrying amounts of the Company’s financial instruments are as follows:

	December 31,				September 30, 2003
	2001		2002
(Dollars in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
					(Unaudited)
Financial Assets:
Cash and cash equivalents	$35,117	$35,117	$31,195	$31,195	$61,657	$61,657
Interest-bearing deposits with financial Institutions	1,488	1,488	1,488	1,488	596	596
Securities available for sale	13,353	13,353	253,465	253,465	244,186	244,186
Loans held for sale	63,697	63,697	57,294	57,294	27,185	27,185
Loans, net	147,765	147,479	221,999	222,455	302,966	306,076
Financial Liabilities:
Noninterest bearing deposits	88,833	88,833	112,732	112,732	139,707	139,707
Interest-bearing deposits	122,629	122,931	309,910	310,807	332,078	334,202
Other borrowings	16,274	16,274	92,102	93,517	126,834	128,891

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

19.    Business Segment Information

The Company has two reportable business segments, the commercial banking division and the mortgage banking division. The commercial bank segment provides small and medium-size businesses, professional firms and individuals with a diversified range of products and services such as various types of deposit accounts, various types of commercial and consumer loans, cash management services, and Internet banking services. The mortgage banking segment originates and purchases residential mortgages that, for the most part, are resold within 30 days to long-term investors in the secondary residential mortgage market.

Since the Company derives all of its revenues from interest and noninterest income and interest expense is its most significant expense, these two segments are reported below using net interest income (interest income less interest expense) and noninterest income (net gains on sales of loans held for sale and fee income) for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003. The Company does not allocate general and administrative expenses or income taxes to the segments.

(Dollars in thousands)	Commercial	Mortgage	Other	Total
Net interest income for the period ended:
December 31,
2000	$3,152	$415	$2,546	$6,113
2001	$4,524	$2,347	$1,701	$8,572
2002	$5,713	$2,771	$3,560	$12,044
September 30, (unaudited)
2002	$4,201	$1,760	$2,289	$8,250
2003	$4,655	$2,421	$3,084	$10,160
Noninterest income for the period ended:
December 31,
2000	$309	$675	$10	$994
2001	$608	$2,717	$101	$3,426
2002	$1,056	$4,742	$298	$6,096
September 30, (unaudited)
2002	$643	$2,761	$74	$3,478
2003	$992	$4,893	$947	$6,832
Segment Assets at:
December 31, 2001	$149,683	$65,178	$51,573	$266,434
December 31, 2002	$222,905	$57,890	$293,140	$573,935
September 30, 2003, (unaudited)	$286,296	$44,404	$326,478	$657,178

PACIFIC MERCANTILE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002 AND 2001

20.    Quarterly Data (Unaudited)

	Year Ended December 31,
	2001				2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share data)
Total interest income	$2,927	$2,825	$3,091	$3,387	$3,354	$3,538	$5,165	$6,294
Total interest expense	1,016	883	864	895	978	1,078	1,750	2,501

Net interest income	1,911	1,942	2,227	2,492	2,376	2,460	3,415	3,793
Provision for loan losses	100	100	100	250	50	155	250	300

Net interest income after provision for loan losses	1,811	1,842	2,127	2,242	2,326	2,305	3,165	3,493
Noninterest income	494	770	1,071	1,091	1,035	1,070	1,373	2,618
Noninterest expense	1,836	2,192	2,763	3,366	3,169	3,637	3,606	4,413

Income (loss) before income taxes	469	420	435	(33)	192	(262)	932	1,698

Income tax expense (benefit)	—	—	(100)	(434)	72	(99)	376	695

Net income (loss)	$469	$420	535	$401	$120	$(163)	$556	$1,003

Net income (loss) per share:
Basic	$0.07	$0.07	0.08	$0.06	$0.02	$(0.03)	$0.09	$0.16

Diluted	$0.07	$0.07	$0.08	$0.06	$0.02	$(0.03)	$0.08	$0.16

	Nine Months Ended September 30, 2003
	First Quarter	Second Quarter	Third Quarter
	(Dollars in thousands, except per share data)
Total interest income	$6,242	$6,196	$5,965
Total interest expense	2,739	2,855	2,649

Net interest income	3,503	3,341	3,316
Provision for loan losses	375	222	518

Net interest income after provision for loan losses	3,128	3,119	2,798
Noninterest income	2,363	2,532	1,937
Noninterest expense	4,337	4,516	4,155

Income before income taxes	1,154	1,135	580

Income tax expense	439	427	208

Net income	$715	$708	$372

Net income per share:
Basic	$0.11	$0.11	$0.06
Diluted	$0.11	$0.11	$0.05

3,200,000 Shares

Pacific Mercantile Bancorp

Common Stock

P R O S P E C T U S

Paulson Investment Company, Inc.

I-Bankers Securities Incorporated

December 8, 2003